Form 10-K, Exhibit 13
period 1995-10-31
NEWCOR INC
filed 1996-01-26
CIK 71745

NEWCOR, INC.
                          Exhibit 13 to Form 10-K
                    For the Year Ended October 31, 1995
        Portion of Newcor, Inc. 1995 Annual Report to Shareholders

                   MANAGEMENT'S DISCUSSION AND ANALYSIS

Overview of Fiscal 1995 and Outlook for Fiscal 1996
---------------------------------------------------
     Newcor is organized into two business segments: Precision Parts and Special Machines. The Precision Parts segment consists of automotive components and farm equipment parts machined in dedicated manufacturing cells, molded rubber and plastic parts, and non-symmetrical machine contoured parts produced and sold in small quantities. Special machines consist of a range of standard individual machines, as well as custom designed machines on a made-to-order basis and sold either individually or incorporated into complete systems. Revenues and costs for special machines are determined under the percentage of completion method of accounting.
     During 1995, Newcor reported net income of $881,000, or $0.19 per share on sales of $116.6 million. 1995's results represented significant improvement over 1994's $0.47 per share loss, but remained below the record earnings levels reached during the years 1991 through 1993. Throughout 1994 and the first three quarters of 1995, performance was negatively impacted by costs related to correcting field problems on several special machine systems that were shipped during 1994. No major problems with these systems were encountered during the fourth quarter of 1995, which enabled Newcor to earn $0.16 per share.
     1995 marked the retirement of Richard Smith as President and CEO of Newcor, Inc. Mr. Smith's replacement, W. John Weinhardt, who started at Newcor on February 21, 1995, announced that he intended to establish Newcor as a world-class supplier through the vigorous implementation of just-in-time manufacturing and continuous improvement programs. Since then, each of Newcor's divisions has initiated programs to sharpen their focus on customer satisfaction and operational improvement. Through increased implementation of tools such as work cells, statistical methods, program management, and lean production methods, Newcor has begun its drive for continuous improvement in the areas of quality, delivery and cost.
     1995 was also a year of transition for Newcor because it was the first year that Precision Parts segment sales exceeded Special Machines segment sales. Two of our existing Precision Parts divisions were awarded significant new contracts during the second quarter of 1995 that will approach full production during the second quarter of 1996. In addition, subsequent to year-end, in December 1995, Newcor signed three separate definitive agreements to purchase the assets of three non-related companies in the molded rubber and plastic component parts industry. Each company primarily manufactures parts for the automotive industry. On a combined basis, these companies should yield annual incremental sales of approximately $24 million, taking Newcor's total rubber and plastic products business to over $40 million in annual sales.
     The Precision Parts segment had a record year in 1995 with operating profit of $4.8 million, compared to $3.8 million in 1994 and approximately $2.1 million in both 1993 and 1992. This trend of improving results has been fueled by strong automotive sales and new business that has been won over the past few years. Although 1996 passenger car and light truck production may be flat to slightly lower than 1995, the combination of incremental new business for 1996, the recent rubber and plastic company acquisitions, and internal efficiency improvements should enable the Precision Parts segment to achieve record earnings again in 1996.
     The Special Machines segment ended 1995 with an operating loss of $241,000 compared to a $5.9 million operating loss in 1994 and over $7 million of operating profit in 1993. Additional costs incurred to fix field problems related to systems shipped in 1993 and 1994 caused the segment's results to fall below acceptable levels of performance. A number of organizational and procedural changes were implemented during 1995 to eliminate the problems that occurred in 1994. The corrective actions have had a positive effect as a number of jobs were designed, built and shipped in 1995 at or near their original budgeted cost.
     During 1995, we received new orders of $111 million, compared to $116.6 million in 1994 and $113.5 million in 1993. Fiscal 1995 would have been a record year for new orders if not for the cancellation of a multi-million dollar assembly system order that was expected to be received in the second quarter of 1995. The project was canceled due to a change in product plans by the customer. The ending backlog at October 31, 1995 was $49 million compared to $54.6 million at year end 1994 and $50 million at year end 1993.

Fiscal 1995 Compared with Fiscal 1994
--------------------------------------------------
     Consolidated sales in 1995 reached a new record of $116.6 million, which was 4% higher than sales in 1994. Sales for the Precision Parts segment were up 27%, but Special Machine segment sales were 12% lower. The increase in the Precision Parts segment is due to higher automotive releases, as well as additional new business that began production in 1995. Also, the Blackhawk division of the Precision Parts segment was purchased in February 1994. Accordingly, 12 months of Blackhawk's sales are included in 1995 versus 9 months of sales in 1994. Sales in the Special Machines segment declined due to the timing of the receipt of orders. Two of the three Special Machine divisions went through periods of very low assembly activity because large jobs had been shipped and design of the new jobs had not completed their engineering phase.
     Consolidated gross profit margins improved from 11.4% in 1994 to 15.7% in 1995. The increase was primarily due to resolution of special machine system problems that were encountered in 1994. The gross margin percentage remained below target levels due to unrecovered direct material price increases, start-up costs on new business within the Precision Parts segment, and the cost to fix field problems on special machine systems shipped during 1994.
     Selling, general and administrative (SG&A) costs were decreased from $16.2 million in 1994 to $15.5 million in 1995. The decrease resulted from continuing actions to control SG&A costs throughout the organization, as well as a reduction in higher than normal research and development costs that were incurred in 1994 to satisfy unique special machine system process requirements.
     Interest expense for 1995 was $1.9 million, which was $360,000 higher than in 1994. The increase was due to the additional debt incurred to purchase Blackhawk in 1994 and higher average interest rates in 1995 compared with 1994. The effective income tax rate for 1995 was 30% due principally to the research and development tax credit.

Fiscal 1994 Compared with Fiscal 1993
--------------------------------------------------
     Consolidated 1994 sales of $112 million were 2.7% lower than in 1993. Special machine sales were down 17.6% due primarily to a large $35 million engine assembly system which was completed in 1993. No orders of this magnitude were produced in 1994. Sales for the Precision Parts segment increased 29.8% due to the acquisition of Blackhawk in February 1994 which generated sales of $10.7 million during 1994 and the improved economy which resulted in additional releases from customers, particularly in the automotive sector. These two increases were partially offset, however, by the revenue lost from closing a plant in Rochester, Michigan early in the fourth quarter of 1993.
     Consolidated gross profit percentage fell 9.4 percentage points to 11.4% in 1994 primarily due to the cost overruns in the Special Machines segment. The gross profit percentage in the Precision Parts segment remained relatively constant. SG&A costs were up 3% from 1993 levels reflecting the additional SG&A costs at Blackhawk and higher research and development expenditures, which were partially offset by lower SG&A costs throughout the balance of the Company.
     Interest expense increased significantly during 1994 due to higher average borrowing levels related to the purchase of Blackhawk, higher Special Machine segment working capital requirements, and interest rate increases during the last half of 1994. The effective income tax benefit rate for 1994 was 53.5% of the pre-tax loss. The additional benefit above the statutory rate of 34% was primarily due to a significant research and development tax credit.

Liquidity and Capital Resources
--------------------------------------------------
     Bank debt was decreased $4.9 million during 1995 and, as of October 31, 1995, $20.1 million was outstanding under a $28 million revolving credit agreement with a major U.S. bank. The main factors contributing to the decrease in debt were (1) net income after adding back depreciation and amortization generated $4.2 million of cash and (2) working capital reductions primarily due to lower inventory build in the Special Machines segment generated $6.2 million of cash. In addition, the Company initiated an aggressive program of working capital management in all business units during 1995. The positive cash flow from these two factors was partially offset by capital expenditures of $4.8 million, primarily for new equipment and building expansions to support the new business awarded to the Precision Parts segment.
     Bank debt during 1994 increased $19.5 million due to (1) the purchase of Blackhawk for $8.8 million,(2) capital expenditures of $5 million primarily for the purchase of machines within the Precision Parts segment, and (3) consolidated operations using $5.8 million of cash as a result of the net loss and an increase in net working capital requirements.
     As described earlier, in December 1995, Newcor signed definitive agreements to purchase for cash certain assets of three companies that design and manufacture rubber and plastic products. The total purchase price of all three transactions will be approximately $12 million and financing for the purchases will initially be obtained through an increase in our existing line of credit. In addition, we anticipate capital spending in 1996 to be approximately $5 million, with the majority of this amount being spent within the Precision Parts segment for equipment related to the additional business received in 1995 that will begin production in 1996. The Company expects to shift a sizeable portion of its debt to long-term financing at a favorable fixed rate during 1996. The Company believes that existing and potential debt capacity and cash from operations will be adequate to service debt obligations, continue capital improvements, and maintain adequate working capital.
     The Company continues to pay a quarterly cash dividend of $.05 per share of common stock. Total dividends paid in 1995 were $936,000 compared to $932,000 in 1994 and $923,000 in 1993. Future dividends will be determined at the quarterly meetings of the Board of Directors after considering cash requirements for operations and reviewing the Company's financial condition and strategic direction.
     One of Newcor's Special Machines divisions has been identified by the Environmental Protection Agency as a potentially responsible party at a waste disposal site. The division's waste and proportionate share were minimal. Accordingly, management believes that any potential cost incurred by Newcor will not have a material effect on our results of operations, liquidity or financial position. In addition, various lawsuits arising during the normal course of business are pending against the Company. Management believes that the ultimate liability, if any, resulting from these matters will have no significant effect on the Company's results of operations, liquidity or financial position.

Market Prices and Dividends
Newcor's common stock is traded on the NASDAQ National Market System under the symbol " NEWC." The high and low sales prices for the common stock and the cash dividends declared per share in 1995 and 1994 are shown in the table below. The Company estimates that there are approximately 2,900 shareholders of record.

1995              High Sales Price    Low Sales Price      Dividends
--------------    ----------------    ---------------      ---------
First Quarter         $  8 1/2            $  6 3/4          $  .05
Second Quarter           7 5/8               6 5/8             .05
Third Quarter            8 5/8               6 1/4             .05
Fourth Quarter           8 7/8               7 1/2             .05

1995              High Sales Price    Low Sales Price      Dividends
--------------    ----------------    ---------------      ---------
First Quarter         $  14 1/8           $  9 1/2          $  .05
Second Quarter           12 1/4              9 5/8             .05
Third Quarter            11 1/4              9                 .05
Fourth Quarter           10                  7 1/8             .05

                               NEWCOR, INC.
                     CONSOLIDATED STATEMENTS OF INCOME
                 (In thousands, except per share amounts)

For the years ended October 31,        1995         1994       1993
                                     --------    ---------  ---------
Sales                                $116,630    $111,986     $115,088
Cost of sales                          98,304      99,169       91,090
Gross margin                           18,326      12,817       23,998
Selling, general and admin expense     15,468      16,174       15,712
Closedown of operation in Rochester, MI     -           -          560
Operating income (loss)                 2,858     (3,357)        7,726
Other income (expense):
   Interest expense                   (1,910)     (1,546)        (877)
   Other                                  310         171          395
Income (loss) before income taxes
   and cumulative effect of changes
   in accounting principles             1,258     (4,732)        7,244
Provision (benefit) for income taxes      377     (2,530)        1,880
Income (loss) before cumulative effect
   of changes in accounting principles    881     (2,202)        5,364
Cumulative effect of changes
   in accounting principles                 -           -        4,480
Net income (loss)                    $    881   $ (2,202)     $    884

Amounts per share of common stock:
   Income (loss) before cumulative effect of changes
      in accounting principles       $   0.19    $   (0.47)  $    1.16
   Cumulative effect of changes
      in accounting principles           -            -           0.97
   Net income (loss)                $    0.19    $   (0.47)  $    0.19

Weighted average common
    shares outstanding                  4,679       4,662        4,607


                               NEWCOR, INC.
              CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                              (In Thousands)

                                Capital in  Unfunded
                          Common    Excess   Pension  Retained  Treasury
                           Stock    of Par Liability  Earnings     Stock

Balance, October 31, 1992 $4,783    $1,168    $(273)   $24,599  $(1,717)
  Unfunded pension liability                   (579)
  Net income                                               884
  Cash dividends                                         (923)
  Shares issued under
    stock option plans        59       254
  Tax benefit from exercise
    of stock options                                       185
Balance, October 31, 1993  4,842     1,607     (852)    24,560   (1,717)
  Unfunded pension liability                   (467)
  Net loss                                             (2,202)
  Cash dividends                                         (932)
  Shares issued under
    stock option plans        33       285
  Cancellation of treasury
    shares                 (199)   (1,518)                         1,717
Balance, October 31, 1994  4,676       374   (1,319)    21,426         -
  Unfunded pension liability                     783
  Net income                                               881
  Cash dividends                                         (936)
  Shares issued under
    stock option plans         3        21
Balance, October 31, 1995 $4,679    $  395  $  (536)  $ 21,371    $    -

                The accompanying notes are an integral part
                 of the consolidated financial statements.


                               NEWCOR, INC.
                        CONSOLIDATED BALANCE SHEETS
                              (In thousands)

October 31,                                   1995                1994
                                  Assets
Current Assets:
  Cash and equivalents                    $     29            $     55
  Accounts receivable including retainages
   of  $859 in 1995 and $3,955 in 1994      24,906              25,600
  Inventories                               14,763              22,312
  Prepaid expenses                           1,576                 780
  Deferred income taxes                      1,620               2,795
Total current assets                        42,894              51,542
Property, plant and equipment, net of
   accumulated depreciation                 24,518              22,793
Other assets                                 1,147                 778
Prepaid pension expense                      3,266               3,270
Deferred income taxes                          194                 596
Cost in excess of assigned value of
 acquired companies, net of amortization     5,534               5,857
Total assets                              $ 77,553            $ 84,836

                                Liabilities
Current Liabilities:
  Current portion of long-term debt       $      -            $    600
  Accounts payable                           7,605              11,132
  Accrued payroll and related expenses       3,731               3,233
  Accrued installation costs                 2,898               2,403
  Accrued liabilities                        2,085               1,988
Total current liabilities                   16,319              19,356
Long-term debt, less current portion        26,200              30,900
Postretirement benefits other than pensions  6,371               6,333
Pension liability                            2,754               3,090
Total liabilities                           51,644              59,679

                           Shareholders' Equity
Preferred stock, no par value.
   Authorized: 1,000 shares.  Issued: None
Common stock, par value $1 per share.
   Authorized: 10,000 shares.
   Issued: 4,679 shares in 1995 and
           4,676 shares in 1994              4,679               4,676
Capital in excess of par                       395                 374
Unfunded pension liability                   (536)             (1,319)
Retained earnings                           21,371              21,426
Total shareholders' equity                  25,909              25,157
Total liabilities and shareholders' equity $77,553             $84,836


                The accompanying notes are an integral part
                 of the consolidated financial statements.


                               NEWCOR, INC.
                   CONSOLIDATED STATEMENTS OF CASH FLOWS
                              (In thousands)

For the years ended October 31,          1995        1994         1993

                           Operating Activities
Net income (loss)                    $    881    $(2,202)     $    884
Adjustments to reconcile net income
 (loss) to net cash provided by
 (used in) operating activities:
  Cumulative effect of changes in
   accounting principles                    -           -        4,480
  Depreciation and amortization         3,290       2,654        1,995
  Non-current deferred income taxes       402         418        (789)
  Pensions                                451         196          109
  Gain on sale of capital assets        (355)        (41)        (352)
  Other - net                           (131)         185           88
  Changes in operating assets and liabilities:
    Accounts receivable                   694       5,098        1,800
    Inventories                         7,549     (3,216)        1,663
    Deferred income taxes and other       379     (2,056)          324
    Accounts payable                  (3,527)     (3,488)        2,384
    Other accrued liabilities           1,090     (3,359)        2,084
Net cash provided by (used in)
 operating activities                  10,723     (5,811)       14,670


                           Investing Activities
Capital expenditures                  (4,751)     (4,956)      (5,639)
Proceeds from sale of capital assets      414         570          545
Use of EDC proceeds                         -         111        2,967
Acquisition of Blackhawk Engineering        -     (8,765)            -
Net cash used in investing activities (4,337)    (13,040)      (2,127)


                           Financing Activities
Net borrowings (repayments) on
  revolving line of credit            (4,900)      19,500     (12,300)
Principal payment on EDC bonds          (600)           -            -
Shares issued under stock option plans     24         318          313
Cash dividends paid                     (936)       (932)        (923)
Net cash provided by (used in)
  financing activities                (6,412)      18,886     (12,910)


Increase (decrease) in cash
  and equivalents                        (26)          35        (367)
Cash and equivalents, beginning of year    55          20          387
Cash and equivalents, end of year    $     29    $     55     $     20


                The accompanying notes are an integral part
                 of the consolidated financial statements.


                               NEWCOR, INC.
                     NOTES TO CONSOLIDATED STATEMENTS

A. ACCOUNTING POLICIES:
Principles of Consolidation - The consolidated financial statements include the accounts of Newcor, Inc. and all subsidiaries (the Company). All significant intercompany accounts and transactions are eliminated.
Cash and Equivalents - Cash and equivalents consist of currency and investments with an initial maturity of three months or less.
Inventory Valuation - Inventories are stated at the lower of cost or net realizable value. Costs, other than those specifically identified to contracts, are determined primarily on the first-in, first-out (FIFO) basis except for certain inventories of the Precision Parts segment where cost is determined on the last-in, first-out (LIFO) basis.
Contract Accounting - The percentage of completion method of accounting is used by the Company's Special Machines segment. Sales and gross profit are recognized as work is performed based on the relationship between actual costs incurred and total estimated costs at completion. Sales and gross profit are adjusted prospectively for revisions in estimated total contract costs and contract values. Estimated losses are recognized when determinable.
Product Engineering and Development - Costs associated with product engineering and development were $8,738,000, $11,081,000 and $9,922,000 in 1995, 1994, and 1993, respectively. Product engineering and development costs are charged to work in progress as incurred.
Property, Plant and Equipment - Property, plant and equipment are recorded at cost. Depreciation of the cost of plant and equipment is computed on the straight-line basis over the estimated useful lives of the assets.
Cost in Excess of Assigned Value of Acquired Companies - The costs of acquired companies that exceed the assigned value at dates of acquisition are being amortized over periods ranging from twenty to forty years. Accumulated amortization was $1,463,000 and $1,140,000 at October 31, 1995 and 1994, respectively. At each balance sheet date, the Company evaluates the realizability of each business units' goodwill based upon expectations of future nondiscounted cash flows.
Income Taxes - Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities.

B. ACQUISITIONS:
     On December 4 and 5, 1995, the Company signed three separate agreements to purchase for cash certain assets of three unrelated companies in the molded rubber and plastic component parts industry. Each company primarily manufactures parts for the automotive industry. Two of the acquisitions were completed in early January 1996 and the third is expected to be completed in February 1996. The total purchase price for all three acquisitions is approximately $12 million and will be financed through an increase in the Company's existing line of credit facility. All three acquisitions will be recorded using the purchase method of accounting. The three acquisitions had combined sales during 1995 of approximately $22 million and estimated net book value of $4 million.
     On February 10, 1994, Newcor purchased for cash all the assets of Blackhawk Engineering Company (" Blackhawk"), an Iowa corporation with operations in Cedar Falls, and Waterloo, Iowa. Blackhawk's principal line of business is the production machining of gray iron, nodular iron, and steel foundry castings, and its principal customer is Deere & Company. The purchase price was approximately $8,700,000. Funds for the purchase were obtained through an increase in Newcor's existing line of credit facility. The acquisition has been recorded using the purchase method of accounting. Accordingly, the purchase price was allocated to assets and liabilities based on their estimated fair values as of the date of acquisition. The cost in excess of net assets acquired of approximately $4,600,000 is being amortized on a straight-line basis over twenty years. Blackhawk's results of operations have been included in the Company's consolidated financial statements since the date of acquisition.

C. INVENTORIES:
     Inventories at October 31, 1995 and 1994 are summarized as follows:
(In thousands)                                     1995           1994
Costs and estimated earnings of uncompleted
  contracts in excess of related billings
  of $2,428 in 1995 and $2,468 in 1994         $  9,784       $ 18,189
Other work in process, raw materials,
  parts and supplies                              4,979          4,123
                                               $ 14,763       $ 22,312

     Costs and estimated earnings of uncompleted contracts in excess of related billings represents revenue recognized under the percentage of completion method in excess of amounts billed.
     Inventories on the LIFO method represent 13% and 5% of total inventories at October 31, 1995 and 1994, respectively. The excess of current costs over LIFO inventories at October 31, 1995 and 1994 were $405,000 and $444,000, respectively.

D. PROPERTY, PLANT AND EQUIPMENT:
     Property, plant and equipment at October 31, 1995 and 1994 is summarized as follows:
(In thousands)                                     1995           1994
Land and improvements                          $  1,158       $  1,107
Buildings                                        11,520         10,932
Machinery                                        25,356         23,758
Office and transportation equipment               4,984          4,677
Construction in progress                          1,581            896
                                                 44,599         41,370
Less accumulated depreciation                    20,081         18,577
                                               $ 24,518       $ 22,793

E. CREDIT ARRANGEMENTS AND LONG-TERM DEBT:
     As of October 31, 1995, the Company had $20.1 million outstanding under a $28 million unsecured revolving credit agreement with a major U.S. bank, which is scheduled to expire February 28, 1997. In December 1995, this agreement was amended to increase the credit limit to $32.5 million. Restrictive covenants pertaining to working capital, total debt and tangible net worth are contained in the agreement. The rate of interest on outstanding borrowings is principally at the Eurodollar rate plus 1%, which is currently below prime. Total interest payments amounted to $1,553,000, $1,453,000, and $925,000, in fiscal years 1995, 1994, and 1993, respectively. Long-term debt at October 31, 1995 and 1994 consisted of the following:
(In thousands)                                     1995           1994
Revolving credit line                          $ 20,100       $ 25,000
EDC limited obligation revenue bonds, variable
  interest rate (average 4.62% in 1995),
  payable January 1, 2008                         6,100          6,500
                                                 26,200         31,500
Less current portion                                  -            600
                                               $ 26,200       $ 30,900

     On September 29, 1995, Rochester Gear, Inc., a wholly owned subsidiary of the Company (the " Subsidiary") entered into a loan agreement whereby $6.1 million of limited obligation refunding revenue bonds were issued. These bonds which mature on January 1, 2008 are collateralized by the Subsidiary's land, building and equipment and guaranteed by the Company. The majority of the proceeds were used to pay off $5.9 million of limited obligation revenue bonds that were scheduled to mature between 1995 and 2000.

F. INCOME TAXES:
     Provision (benefit) for federal income taxes (excluding the cumulative effect of changes in accounting principles) are as follows:
(In thousands)                           1995        1994         1993
Current                               $   500    $(2,969)      $ 2,111
Deferred                                (123)         439        (231)
                                      $   377    $(2,530)      $ 1,880

     Significant components of the deferred tax assets and liabilities as of October 31, 1995 and 1994 are as follows:
(In thousands)                                     1995           1994
Deferred tax assets:
  Accrued postretirement benefits               $ 2,166        $ 2,153
  Net operating loss                                  -          1,956
  Alternative minimum tax carryforward              256              -
  Percentage of completion revenue                  590              -
  Accrued vacation and employee benefits            404            424
  Accrued warranty                                  183            202
  Other                                             187            222
Total deferred tax assets                       $ 3,786        $ 4,957
Deferred tax liabilities:
  Depreciation                                  $ 1,145        $   839
  Pensions                                          610            470
  Other                                             217            257
Total deferred tax liabilities                  $ 1,972        $ 1,566
Net deferred tax asset                          $ 1,814        $ 3,391

     Reconciliation of the statutory federal tax rate to the apparent rate (excluding the cumulative effect of changes in accounting principles) is summarized as follows:
                                         1995        1994         1993
Statutory rate                           34.0%      (34.0)%       34.0%
Research and experimentation tax credit  (9.4)      (16.5)       (11.4)
Other items, net                          5.4        (3.0)         3.3
Apparent rate                            30.0%      (53.5)%       25.9%

     Income tax refunds totalling $1,667,000 and $471,000 were received during 1995 and 1994, respectively. Income taxes paid during 1993 amounted to $2,330,000. Effective November 1, 1992, the Company adopted FAS 109, " Accounting for Income Taxes." The cumulative effect of adopting FAS 109 was an increase in the long-term deferred tax asset of $177,000, a decrease in the short-term deferred tax asset of $569,000 and a reduction in net income of $392,000 ($0.08 per share).

G. EMPLOYEE RETIREMENT BENEFITS:
Pension Plans:
     The Company provides retirement benefits for substantially all employees under several defined benefit and defined contribution pension plans. Benefits from these plans are based on compensation, years of service and either fixed dollar amounts per year of service or employee compensation during the later years of employment. The assets of the plans consist principally of cash equivalents, corporate and government bonds, and common and preferred stocks. The Company's policy is to fund only amounts required to satisfy minimum legal requirements. Net periodic pension expense for the defined benefit plans was as follows:
(In thousands)                           1995        1994         1993
Service cost-benefits earned
  during the period                   $   846     $   765      $   634
Interest cost on projected
  benefit obligation                    1,912       1,743        1,634
Actual (return) loss on assets        (4,015)         527      (1,623)
Amortization of net gain and deferral   2,370     (2,487)        (292)
Net periodic pension expense          $ 1,113     $   548      $   353

     Pension expense was determined using a discount rate of 8% in 1995 and 1994 and 8.5% in 1993, an expected long-term rate of return on plan assets of 9% and a rate of increase in compensation levels of 6%.

     The funded status of the defined benefit plans at October 31, 1995 and 1994 was as follows:
                                           1995               1994
                                 -----------------------   ---------
                                              Accumulated  Accumulated
                                Assets Exceed    Benefits     Benefits
                                  Accumulated      Exceed       Exceed
(In thousands)                       Benefits      Assets       Assets
Actuarial present value of benefit obligations:
  Vested benefit obligation           $14,863     $ 7,715      $21,187
  Nonvested benefit obligation            424         133        1,236
                                      $15,287       7,848      $22,423
Actuarial present value of
   projected benefit obligations      $18,046     $ 7,848      $24,897
Plan assets at market value            18,248       5,016       20,171
Plan assets in excess of (less than)
  projected benefit obligation            202     (2,832)      (4,726)
Unrecognized net (asset) obligation   (1,765)       (115)      (2,161)
Unrecognized net losses and other       2,926       2,634        8,386
Prepaid (accrued) pension expense     $ 1,363   $   (313)      $ 1,499

Retiree Health Care and Life Insurance Benefits:
     The Company provides health care and life insurance benefits to certain eligible retired employees, but has discontinued retiree health benefits for substantially all employees who retire after January 1, 1993. The plans are unfunded. Benefits and cost-sharing provisions vary by location. Generally, the medical plans pay a stated percentage of most medical expenses, reduced for any deductible and payments made by government programs or other group coverage. The cost of providing most of these benefits is shared with the retirees. The cost sharing limits the company's future retiree medical cost increases to the rate of inflation, as measured by the Consumer Price Index.

     Net periodic postretirement benefit cost for 1995, 1994 and 1993 include the following components:
(In thousands)                                    1995    1994    1993
Service cost - benefits earned during the period $  26   $  24   $  23
Interest cost on projected benefit obligations     512     509     504
Net periodic postretirement benefit cost         $ 538   $ 533   $ 527

     The status of the plans, reconciled to the accrued postretirement benefits other than pensions recognized in the company's balance sheet at October 31, 1995 and 1994, was as follows:
(In thousands)                                          1995      1994
Accumulated postretirement benefit obligation:
  Retirees                                            $5,482    $5,542
  Fully eligible participants                            455       395
  Other active participants                              520       482
Total accumulated postretirement benefit obligations   6,457     6,419
Unrecognized net loss from changes in assumptions       (86)      (86)
Accrued postretirement benefit cost                   $6,371    $6,333

     The discount rate used in determining the APBO was 8%. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 10.7% in 1995 for medical costs and 13.7% in 1995 for prescription drugs, with both declining over the next 9 years to 7%. If the health care cost trend rate assumptions were increased by 1%, the APBO at October 31, 1995, would increase by 5.3% and the net periodic postretirement benefit cost would increase by 5.4%.
     Effective November 1, 1992, the Company adopted FAS 106, " Employers Accounting for Postretirement Benefits Other than Pensions." The Company recognized the change in accounting principle on the immediate recognition basis. The cumulative effect of adopting FAS 106 was an initial accumulated postretirement benefit obligation of $6,194,000, a long-term deferred tax asset of $2,106,000 and a reduction in net income of $4,088,000 ($0.89 per share).

H. STOCK OPTION PLANS:
     The Company has two stock option plans, a 1982 Plan and a 1993 Plan. The 1982 Plan expired in 1993 except as to options then outstanding. Under the 1993 Management Stock Incentive Plan, 200,000 common stock options may be granted to key employees. Option prices must not be less than the fair market value of the Company's stock on the date granted. Options are exercisable over 10 years and vest at a rate of 25% each year, commencing in the second year, and expire upon termination of employment or one year following death or retirement. No charge is made against income when options are exercised. Common stock options outstanding are as follows:
                                            Shares        Option Price
Outstanding at October 31, 1992             96,825      $4.50 - $ 9.05
   Granted                                  19,744                9.50
   Exercised                              (58,209)       4.50 -   9.05
Outstanding at October 31, 1993             58,360       4.50 -   9.50
   Granted                                  42,000               11.75
   Exercised                              (12,913)       4.50 -   9.50
   Expired                                (15,573)       4.50 -   9.50
Outstanding at October 31, 1994             71,874       4.50 -  11.75
   Granted                                 108,500       7.31 -   7.63
   Exercised                               (1,800)       4.50 -   5.92
   Expired                                (25,299)       4.50 -  11.75
Outstanding at October 31, 1995            153,275      $4.50 - $11.75

I. SEGMENT REPORTING:
     The Company reports its activities under two industry segments - Precision Parts and Special Machines. The Precision Parts segment consists of automotive components and farm equipment parts machined in dedicated manufacturing cells, molded rubber and plastic parts, and non-symmetrical machine contoured parts produced and sold in small quantities. Special machines consist of a range of standard individual machines, as well as custom designed machines on a made-to-order basis and sold either individually or incorporated into complete systems. Information by industry segment is summarized below:

                       Precision      Special
(In thousands)             Parts     Machines   Corporate Consolidated
Sales to unaffiliated customers (1,2)
  1995                  $ 59,547     $ 57,083                $ 116,630
  1994                    46,916       65,070                  111,986
  1993                    36,155       78,933                  115,088
Operating income (loss)
  1995                  $  4,772    $   (241)   $ (1,673)    $   2,858
  1994                     3,823      (5,945)     (1,235)      (3,357)
  1993                     2,151        7,064     (1,489)        7,726
Identifiable assets
  1995                  $ 38,086     $ 30,857    $  8,610    $  77,553
  1994                    35,121       39,774       9,941       84,836
  1993                    20,770       45,553       6,982       73,305
Capital expenditures
  1995                  $  4,160     $    566    $     25    $   4,751
  1994                     3,607        1,254          95        4,956
  1993                     4,636          992          11        5,639
Depreciation and amortization
  1995                  $  2,364     $    893    $     33    $   3,290
  1994                     1,747          872          35        2,654
  1993                     1,108          843          44        1,995

(1) Sales to three automotive manufacturers were approximately $45 million, $13 million, and $8 million in 1995, $44 million, $14 million, and $6 million in 1994, and $56 million, $16 million, and $8 million in 1993.
(2) Export sales, principally to Mexico and Canada, amounted to $12 million in 1995, $18 million in 1994 and $16 million in 1993.

J. CONTINGENT LIABILITIES:
     One of Newcor's Special Machines divisions has been identified by the Environmental Protection Agency as a potentially responsible party at a waste disposal site. The division's waste and proportionate share were minimal. Accordingly, in the opinion of management, any potential cost incurred by Newcor will not have a significant effect on the Company's results of operations, liquidity or financial position.
     Various lawsuits arising during the normal course of business are pending against the Company. In the opinion of management, the ultimate liability, if any, resulting from these matters will have no significant effect on the Company's results of operations, liquidity or financial position.

K. CLOSURE OF OPERATIONS IN ROCHESTER, MICHIGAN:
     In fiscal 1993, the Company announced the closing of its manufacturing facility in Rochester, Michigan. A one-time charge of $560,000 ($0.12 per share) was recorded in the fourth quarter of 1993 to accrue for anticipated losses on the disposition of plant equipment, employee termination costs and various other shutdown costs. The majority of these costs have been disbursed as of October 31, 1995.


                     REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Newcor, Inc.

     We have audited the consolidated balance sheets of Newcor, Inc. and Subsidiaries as of October 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity, and cash flows for the years ended October 31, 1995, 1994, and 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Newcor, Inc. and Subsidiaries as of October 31, 1995, and 1994 and the consolidated results of operations and cash flows for the years ended October 31, 1995, 1994, and 1993, in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand, L.L.P.

Coopers & Lybrand L.L.P.
Detroit, Michigan
December 7, 1995, except as to the information presented in the first paragraph of Note B, for which the date is January 2, 1996.


                             FINANCIAL SUMMARY

(In thousands, except
 per share amounts)       1995      1994      1993      1992      1991

                             Operating Results
Precision Parts:
Sales                 $ 59,547  $ 46,916  $ 36,155  $ 27,963  $ 27,067
Operating income         4,772     3,823     2,151     2,040     2,528
Special Machines:
Sales                   57,083    65,070    78,933    62,601    62,023
Operating income (loss)  (241)   (5,945)     7,064     5,982     6,175
Consolidated:
Sales                  116,630   111,986   115,088    90,564    89,090
Gross profit            18,326    12,817    23,998    21,211    19,865
Interest expense         1,910     1,546       877       716     2,017
Income (loss) before cumulative
 effect of changes in
 accounting principles     881   (2,202)     5,364     4,529     3,876
Per share income (loss)
  before cumulative effect
  of changes in
  accounting principles   0.19     (0.47)     1.16      0.98      0.80
Net income (loss)          881   (2,202)       884     4,529     3,876
Net income (loss)
  per share               0.19     (0.47)     0.19      0.98      0.80
Dividends per share       0.20      0.20      0.20      0.16      0.13

                            Financial Position
Working capital       $ 26,575  $ 32,186  $ 25,309  $ 33,752  $ 16,832
Current ratio             2.63      2.66      2.05      2.70      2.37
Net property, plant
 and equipment          24,518    22,793    17,632    14,100    11,456
Total assets            77,553    84,836    73,305    75,702    47,050
Total debt              26,200    31,500    12,000    24,300     6,500
Shareholders' equity    25,909    25,157    28,440    28,560    26,623
Debt as percent of
 total capitalization    50.3%     55.6%     29.7%     46.0%     19.6%

                           Other Financial Data
Shareholders' equity
 per share           $    5.54 $    5.38 $    6.13 $    6.23 $    5.47
New orders             111,000   116,600   113,500    94,800    78,900
Order backlog at
 year end               49,000    54,600    50,000    51,600    44,600
Depreciation and
 amortization            3,290     2,654     1,995     1,905     1,865
Capital expenditures     4,751     4,956     5,639     2,887     1,692
Weighted average
 shares outstanding      4,679     4,662     4,607     4,644     4,864


Quarterly Financial Information (Unaudited)
(In thousands, except per share amounts)
                                             Gross       Net  Earnings
                                   Sales    Profit    Income Per Share
1995:
  First quarter (January 31)    $ 27,923  $  4,572   $   330    $  0.07
  Second quarter (April 30)       29,489     4,069     (291)      (0.06)
  Third quarter (July 31)         29,118     3,973       103       0.02
  Fourth quarter (October 31)     30,100     5,712       739       0.16
                                $116,630  $ 18,326   $   881    $  0.19
1994:
  First quarter (January 31)    $ 23,412  $  2,556  $  (699)    $ (0.15)
  Second quarter (April 30)       27,471     2,421   (1,136)      (0.24)
  Third quarter (July 31)         29,346     3,666     (457)      (0.10)
  Fourth quarter (October 31)     31,757     4,174        90       0.02
                                $111,986  $ 12,817  $(2,202)    $ (0.47)

The common stock of Newcor, Inc., is traded on the NASDAQ under the symbol " NEWC."