Form 10-K405, Exhibit 13
period 1996-10-31
NEWCOR INC
filed 1997-01-29
CIK 71745

NEWCOR, INC.
                          Exhibit 13 to Form 10-K
                    For the Year Ended October 31, 1996
        Portion of Newcor, Inc. 1996 Annual Report to Shareholders

                   MANAGEMENT'S DISCUSSION AND ANALYSIS

Overview of Fiscal 1996
-----------------------

Newcor is organized into two business segments: Components and Assemblies and Special Machines. The Components and Assemblies segment consists of automotive components and farm equipment parts machined in dedicated manufacturing cells, molded rubber and plastic parts, and non-symmetrical machine contoured parts produced and sold in small quantities. This segment had previously been referred to as the Precision Parts segment but has been renamed to better reflect the current business of the companies within the segment. Special machines consist of standard individual machines, as well as custom designed machines, all manufactured on a made-to-order basis, serving primarily the automotive and appliance industries.

The events of 1996 have marked a significant turning point in Newcor's history. The Company sold two of the three divisions that comprised the Special Machines segment and acquired three additional companies that are a part of the Components and Assemblies segment. These events have continued Newcor down the path that has been charted to strengthen and grow its components and assemblies business while divesting those divisions deemed to have unacceptably high levels of volatility and risk. Newcor is now predominantly an automotive component supplier.

The three companies acquired were all in the rubber and plastic component parts industry, primarily serving the automotive market. The acquisitions have been combined with Midwest Rubber, a division acquired in 1992, to strengthen Newcor's market position in this industry and to create the critical mass necessary to effectively provide the engineering support, innovative products, and superior quality required to satisfy their customers. This growth strategy was further enhanced with a fourth acquisition, Plastronics Plus, Inc., in January 1997. On a combined basis, the four companies acquired should represent annual sales of approximately $40 million.

Effective May 6, 1996, Newcor completed the sale of the business and certain assets of its Wilson Automation division. Wilson designs and manufactures engine, transmission, and axle assembly systems and had been Newcor's largest division based on revenue. The competition in this line of business was primarily large, multi-billion dollar global companies that were better able to handle the volatility relating to both operating results and working capital needs. The disposition of Wilson has been recorded as a discontinued operation and, accordingly, the results of Wilson have been removed from continuing operations for all years presented in the accompanying financial statements and notes thereto. In addition, in June 1996, Newcor announced its intention to sell two more of its divisions: Newcor Machine Tool and Eonic. Newcor Machine Tool was sold in October 1996, and the sale of Eonic is pending.

During fiscal 1996, Newcor reported income from continuing operations of $3.6 million, or $0.76 per share, on sales of $111.7 million compared with income from continuing operations of $2.4 million, or $0.51 per share, on sales of $90.2 million during fiscal 1995. Included in 1996 income from continuing operations is the estimated pre-tax loss on the sale of Newcor Machine Tool and Eonic of $824,000, or $.11 per share. Excluding this loss, income from continuing operations would have been $.87 per share. The increase in sales was due to both internal growth from new parts programs as well as growth related to the three acquisitions. The increased income reflected the combination of higher sales and internal performance improvement resulting from the rigorous implementation of lean manufacturing and continuous improvement programs.

Continuing Operations in Fiscal 1996 Compared with Fiscal 1995
--------------------------------------------------------------

Consolidated sales in 1996 represented a 24% increase over sales in 1995. Sales for the Components and Assemblies segment were up 36%, while sales for the Special Machines segment were up less than 1%. Of the $21.3 million increase in sales within the Components and Assemblies segment, $13.4 million was due to the three acquisitions. The remaining increase of almost $8 million represented a 12% year over year increase at our existing divisions due to new parts programs that began production over the past two years. Although sales for the Special Machines segment remained basically flat, sales at the only remaining division within this segment increased 18%.

Consolidated gross profit margin improved to 20.4% in 1996 from 18.4% in 1995 reflecting the benefits of implementing lean manufacturing concepts and a comprehensive quality operating system which are driving continuous improvement within Newcor. The Company has also strengthened and upgraded its management teams and has been training all employees in the use of productivity tools such as Kaizen, statistical process control, and team based problem solving.

Selling, general and administrative expenses (SG&A) increased from $11.8 million in 1995 to $15.4 million in 1996. Over $2 million of the increase represented the additional SG&A related to the three acquisitions and the remainder of the increase primarily related to the costs of hiring and training management personnel and implementing the continuous improvement techniques discussed above.

Consolidated operating income from continuing operations of $6.5 million for fiscal 1996 was 36% higher than the operating profit in 1995 of $4.8 million. The improved operating profit reflected the improved gross margin, partially offset by the increased SG&A, as well as an $824,000 estimated pre-tax loss on the sale of Newcor Machine Tool and Eonic.

Interest expense increased to $1.8 million in 1996 from $1.5 million in 1995 due to the additional debt related to the acquisitions. The effective income tax rate was 31% in 1996 which was below the statutory rate of 34% due to the reversal of certain accruals related to the final settlement of an IRS audit during the fourth quarter of 1996.

Discontinued Operations
-----------------------

Although assets were sold at approximately net book value, reserves were established for curtailment of the pension plan, employee separation costs, costs associated with the collection of accounts receivable and additional liabilities related to contracts for which Newcor has retained the responsibility, and the operating loss from the measurement date, March 31, 1996, to the sale date. These reserves resulted in a net loss of $3.5 million on the disposition of Wilson Automation.

The loss from discontinued operations for 1994 was caused by cost overruns on a number of jobs that were shipped in 1994 by Wilson Automation. The loss from discontinued operations for 1995 represented additional costs incurred to fix field problems related to jobs that were shipped in 1993 and 1994. The loss from discontinued operations for 1996 reflected the operations of Wilson Automation through the measurement date and was primarily the result of under-absorbed manufacturing expenses due to the stage of contracts in process during that time period and additional costs to fix problems related to the jobs shipped in 1994.

Continuing Operations in Fiscal 1995 Compared with Fiscal 1994
--------------------------------------------------------------

Consolidated sales in fiscal 1995 were 22% higher than in fiscal 1994.
This represented a 27% increase in sales by the Components and Assemblies segment and a 13% increase in sales by the Special Machines segment. The increase in the Components and Assemblies segment sales was due to higher automotive releases, additional new business that began production in 1995, and the acquisition of a business in the second quarter of 1994. The increase in the Special Machines segment sales was due to an improved marketing focus and a re-definition of the customer base of the segment.

Consolidated gross profit margin improved to 18.4% in 1995 from 14.9% in 1994. The increase in margins during 1995 were primarily a result of the cost overruns on certain special machine systems that were shipped in 1994. SG&A costs increased to $11.8 million in 1995 from $11.7 million in 1994 due to the acquisition of a business in the second quarter of 1994. Interest expense increased to $1.5 million in 1995 from $1.1 million in 1994. The increase was primarily due to the additional debt incurred to purchase the business in 1994 and higher average interest rates in 1995 compared with 1994. The effective income tax rate was 34% in 1995.

Outlook for 1997
----------------

Newcor desires to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The following important factors in some cases have affected, and in the future could affect, Newcor's actual results and could cause Newcor's actual results to differ materially from those expressed in any forward looking statements in this document: domestic automotive production, domestic agricultural equipment production, significant changes in Newcor's competitive industries, and Newcor's status with its current customer base.

Sales growth is one of Newcor's primary goals, both internally at our existing divisions and through acquisitions. Sales at existing divisions within Newcor's Components and Assemblies segment are expected to be higher in 1997 than in 1996 because of production that began on a number of new programs during fiscal 1996 and additional new programs that will start up during fiscal 1997. Margins are anticipated to be higher in total in 1997 as operational improvements should continue to improve operating margins while the continuing cost of implementing these operational improvements is expected to cause SG&A spending to increase. The first quarter of 1997 is expected to be the weakest due to the seasonal effect of the holidays on the Components and Assemblies segment as well as the stage of contracts in process within the Special Machines segment. Additional acquisitions will be pursued during 1997 and, if executed, would likely be financed through additional borrowings, issuing additional securities, or both.

Liquidity and Capital Resources
-------------------------------

During 1996, Newcor spent over $14.5 million on acquisitions and capital spending. At the same time, debt was reduced by $800,000 as continuing operations generated $7.8 million of cash and discontinued operations generated almost $6 million of cash. Income from continuing operations plus depreciation and amortization generated $7.2 million of the cash from continuing operations. As of October 31, 1996, Newcor had $9.3 million outstanding under a $29 million revolving credit agreement that expires on February 28, 1998. An additional $12.3 million was borrowed against this revolver on January 10, 1997 to finance the purchase of Plastronics Plus, Inc. and to retire the outstanding debt of Plastronics.

During 1995, Newcor's continuing operations generated $1.5 million of cash while discontinued operations generated $9.1 million of cash, primarily from the collection of receivables. This cash was used to finance $4.6 million of capital expenditures and pay down $4.9 million of debt.

In April 1996, the Company amended its revolving credit agreement to allow for a portion of the revolving credit to be replaced with a fixed-rate term loan. In May 1996, the Company entered into a $10 million seven-year fixed-rate term loan at 7.85% interest. No principal payments are due for the first two years. Monthly principal payments of $166,667 are due from June 10, 1998 through May 10, 2003. The Company believes that existing and potential debt capacity and cash from operations will be adequate to service debt obligations, continue capital improvements, and maintain adequate working capital.

The Company continues to pay a quarterly cash dividend of $.05 per share of common stock. Total dividends paid in 1996 were $938,000 compared to $936,000 in 1995 and $932,000 in 1994. Future dividends will be determined at the quarterly meetings of the Board of Directors after considering cash requirements for operations and reviewing the Company's financial condition and strategic direction.

Various lawsuits arising during the normal course of business are pending against the Company. Management believes that the ultimate liability, if any, resulting from these matters will have no significant effect on the Company's results of operations, liquidity or financial position.

Market Prices and Dividends
---------------------------

Newcor's common stock is traded on the NASDAQ National Market System under the symbol "NEWC." The high and low sales prices for the common stock and the cash dividends declared per share in 1996 and 1995 are shown in the table below. The Company estimates that there are approximately 2,900 shareholders of record.


1996              High Sales Price    Low Sales Price      Dividends
--------------    ----------------    ---------------      ---------
First Quarter         $ 10 1/4            $  7 1/4          $  .05
Second Quarter           10 3/4              7 5/8             .05
Third Quarter            12 1/2              8 7/8             .05
Fourth Quarter            9 7/8              8 1/4             .05

1995              High Sales Price    Low Sales Price      Dividends
--------------    ----------------    ---------------      ---------
First Quarter         $   8 1/2           $  6 3/4          $  .05
Second Quarter            7 5/8              6 5/8             .05
Third Quarter             8 5/8              6 1/4             .05
Fourth Quarter            8 7/8              7 1/2             .05


                     REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Newcor, Inc.

     We have audited the consolidated balance sheets of Newcor, Inc. and Subsidiaries as of October 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for the years ended October 31, 1996, 1995, and 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Newcor, Inc. and Subsidiaries as of October 31, 1996, and 1995 and the consolidated results of operations and cash flows for the years ended October 31, 1996, 1995, and 1994, in conformity with generally accepted accounting principles.




Coopers & Lybrand L.L.P.
Detroit, Michigan
December 5, 1996, except as to
the information presented in the
first paragraph of Note B, for
which the date is January 14, 1997.

                               NEWCOR, INC.
                     CONSOLIDATED STATEMENTS OF INCOME
                 (In thousands, except per share amounts)

For the years ended October 31,          1996        1995         1994

Sales                                $111,744     $90,173     $ 74,116
Cost of sales                          88,969      73,555       63,047
                                     --------     -------      -------
Gross margin                           22,775      16,618       11,069
Selling, general and
 administrative expense                15,424      11,802       11,719
Loss on sale of businesses                824           -            -
                                     --------     -------      -------
Operating income (loss) from
 continuing operations                  6,527       4,816        (650)
Other income (expense):
   Interest expense                   (1,787)     (1,504)      (1,111)
   Other                                  432         309          174
                                     --------     -------      -------
Income (loss) from continuing operations
   before income taxes                  5,172       3,621      (1,587)
Provision (benefit) for income taxes    1,614       1,230        (737)
                                     --------     -------      -------
Income (loss) from continuing
 operations                             3,558       2,391        (850)
                                     --------     -------      -------

Discontinued operations:
   Loss from discontinued operations,
    net of income tax benefit of $611,
    $853 and $1,793, respectively     (1,203)     (1,510)      (1,352)
   Loss on sale of discontinued
    operations, net of income tax
    benefit of $1,800                 (3,500)           -            -
                                     --------     -------      -------
Loss from discontinued operations     (4,703)     (1,510)      (1,352)
                                     --------     -------      -------

Net income (loss)                   $ (1,145)     $   881     $(2,202)
                                     ========     =======      =======

Amounts per share of common stock:
   Income (loss) from continuing
    operations                        $   0.76     $  0.51      $ (0.18)
   Loss from discontinued operations     (1.00)      (0.32)       (0.29)
                                      --------     -------      -------
   Net income (loss)                  $  (0.24)    $  0.19      $ (0.47)
                                      ========     =======      =======

Weighted average common shares
 outstanding                             4,689       4,679        4,662
                                      ========     =======      =======

                The accompanying notes are an integral part
                 of the consolidated financial statements


                               NEWCOR, INC.
              CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                              (In Thousands)

                                Capital in  Unfunded
                          Common    Excess   Pension  Retained  Treasury
                           Stock    of Par Liability  Earnings     Stock

Balance, October 31, 1993 $4,842   $ 1,607   $ (852)  $ 24,560  $(1,717)
  Unfunded pension liability                   (467)
  Net loss                                             (2,202)
  Cash dividends                                         (932)
  Shares issued under
   employee stock plans       33       285
  Cancellation of treasury
   shares                  (199)   (1,518)                         1,717
                          ------    ------    ------    ------     -----
Balance, October 31, 1994  4,676       374   (1,319)    21,426        -
  Unfunded pension liability                     783
  Net income                                               881
  Cash dividends                                         (936)
  Shares issued under
   employee stock plans        3        21
                          ------    ------    ------    ------     -----
Balance, October 31, 1995  4,679       395     (536)    21,371        -
  Unfunded pension liability                     481
  Net loss                                             (1,145)
  Cash dividends                                         (938)
  Shares issued under
   employee stock plans       18       116
                          ------    ------    ------    ------     -----
Balance, October 31, 1996 $4,697    $  511   $  (55)   $19,288     $  -
                          ======    ======    ======   =======     =====

                The accompanying notes are an integral part
                 of the consolidated financial statements.

                               NEWCOR, INC.
                        CONSOLIDATED BALANCE SHEETS
                              (In thousands)

October 31,                                   1996                1995
                                  Assets
Current Assets:
  Cash                                    $     34            $     29
  Accounts receivable including retainages
   of $1,554 in 1996 and $859 in 1995       17,369              24,906
  Inventories                                8,196              14,763
  Prepaid expenses and other                 4,634               1,576
  Deferred income taxes                      1,891               1,620
                                          --------            --------
Total current assets                        32,124              42,894
Property, plant and equipment, net of
   accumulated depreciation                 23,131              24,518
Prepaid pension expense                      3,871               3,460
Cost in excess of assigned value of
 acquired companies, net of amortization    12,689               5,534
Net assets held for sale                     3,844                   -
Other long-term assets                       1,840               1,147
                                          --------            --------
Total assets                              $ 77,499            $ 77,553
                                          ========            ========

                                Liabilities
Current Liabilities:
  Accounts payable                        $ 10,175            $  7,605
  Accrued payroll and related expenses       3,401               3,731
  Accrued installation costs                   547               2,898
  Accrued liabilities                        3,050               2,085
                                          --------            --------
Total current liabilities                   17,173              16,319
Long-term debt                              25,400              26,200
Postretirement benefits other than pensions  6,345               6,371
Pension liability and other                  4,140               2,754
                                          --------            --------
Total liabilities                           53,058              51,644
                                          --------            --------

                           Shareholders' Equity
Preferred stock, no par value.
   Authorized: 1,000 shares.  Issued: None
Common stock, par value $1 per share.
   Authorized: 10,000 shares.
   Issued: 4,697 shares in 1996 and
           4,679 shares in 1995              4,697               4,679
Capital in excess of par                       511                 395
Unfunded pension liability                    (55)               (536)
Retained earnings                           19,288              21,371
                                          --------            --------
Total shareholders' equity                  24,441              25,909
                                          --------            --------
Total liabilities and shareholders'
 equity                                   $ 77,499            $ 77,553
                                          ========            ========


                The accompanying notes are an integral part
                 of the consolidated financial statements.

                               NEWCOR, INC.
                   CONSOLIDATED STATEMENTS OF CASH FLOWS
                              (In thousands)

For the years ended October 31,          1996        1995         1994

                           Operating Activities
Income (loss) from continuing
 operations                         $   3,558   $   2,391     $  (850)
Adjustments to reconcile net income
 (loss) to net cash provided by
 (used in) operating activities:
Loss on sale of businesses                824           -            -
Depreciation and amortization           3,622       2,850        2,235
Non-current deferred income taxes       (366)         402          418
Pensions                                (893)         451          196
Gain on sale of capital assets          (168)       (354)         (40)
Other - net                              (27)       (131)          283
Changes in operating assets
 and liabilities:
    Accounts receivable                   444     (3,072)      (1,296)
    Inventories                           747       (815)        3,061
    Deferred income taxes and other   (2,275)         385      (2,063)
    Accounts payable                    2,921     (1,783)      (2,344)
    Accrued liabilities                  (589)      1,139      (1,628)
                                      -------     -------      -------
Total cash provided by (used in)
 continuing operating activities        7,798       1,463      (2,028)
                                      -------     -------      -------
Discontinued Operations:
   Loss on disposal of discontinued
    operations                        (3,500)           -            -
   Loss from discontinued operations (1,203) (1,510) (1,352) Cash provided by (used in)
    discontinued operations            10,634      10,606      (2,818)
                                      -------     -------      -------
Total cash provided by (used in)
 discontinued operations                5,931       9,096      (4,170)
                                      -------     -------      -------

Net cash provided by (used in)
 operating activities                  13,729       10,559      (6,198)
                                      -------                 -------
-------

                           Investing Activities
Capital expenditures                  (2,946)     (4,580)      (4,568)
Proceeds from sale of business          1,984           -            -
Acquisitions                          (11,578)          -      (8,765)
Proceeds from sale of capital assets      420         407          569
Use of EDC proceeds                         -           -          111
                                      -------     -------      -------
Net cash used in investing
 activities                           (12,120)     (4,173)     (12,653)
                                      -------      -------     -------

                           Financing Activities
Net borrowings (repayments) on
 long term debt                         (800)     (4,900)       19,500
Principal payment on EDC bonds              -       (600)            -
Shares issued under employee
 stock plans                              134          24          318
Cash dividends paid                      (938)      (936)        (932)
                                      -------      -------     -------
Net cash provided by (used in)
 financing activities                 (1,604)       (6,412)     18,886
                                      -------      -------     -------


Increase (decrease) in cash                 5        (26)           35
Cash, beginning of year                    29          55           20
                                      -------      -------     -------
Cash, end of year                      $   34       $  29        $  55
                                      =======      =======     =======

                The accompanying notes are an integral part
                 of the consolidated financial statements.


                               NEWCOR, INC.
                     NOTES TO CONSOLIDATED STATEMENTS
               (Dollars in thousands, except per share data)

A. ACCOUNTING POLICIES:
     Principles of Consolidation - The consolidated financial statements include the accounts of Newcor, Inc. and all subsidiaries (the Company). All significant intercompany accounts and transactions are eliminated.
     Inventory Valuation - Inventories are stated at the lower of cost or net realizable value. Costs, other than those specifically identified to contracts, are determined primarily on the first-in, first-out (FIFO) basis.
     Contract Accounting - The percentage of completion method of accounting is used by the Company's Special Machines segment. Sales and gross profit are recognized as work is performed based on the relationship between actual costs incurred and total estimated costs at completion. Sales and gross profit are adjusted prospectively for revisions in estimated total contract costs and contract values. Estimated losses are recognized when determinable.
     Property, Plant and Equipment - Property, plant and equipment is stated at cost and is depreciated using the straight-line method. The general range of lives is fifteen to thirty years for building and land improvements and four to ten years for machinery, office equipment and vehicles.
     Cost in Excess of Assigned Value of Acquired Companies - The costs of acquired companies that exceed the assigned value at dates of acquisition (goodwill) are generally being amortized over a twenty year period.
Several factors are used to evaluate the recoverability of goodwill, including management's plans for future operations, recent operating results and each division's projected undiscounted cash flows. Accumulated amortization was $1,825 and $1,463 at October 31, 1996 and 1995, respectively.
     Statement of Financial Accounting Standards No. 121, " Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of " (FAS 121) requires that, effective in fiscal 1997, long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The effect of adopting FAS 121 is not expected to be material.
     Income Taxes - Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities.
     Use of Estimates - The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
     Financial Instruments - The carrying amount of the Company's financial instruments, which includes cash, accounts receivable, accounts payable, notes payable and long-term debt approximates their fair market value at October 31, 1996.
     Stock-Based Compensation - Statement of Financial Accounting Standards No. 123, " Accounting for Stock-Based Compensation " (FAS 123) allows two alternative methods of accounting for stock-based employee compensation plans. Either the fair value (recognition) method set forth in FAS 123 can be applied or the entity can continue to apply the intrinsic value method as set forth in Accounting Principles Board Opinion No. 25, " Accounting for Stock Issued to Employees " for financial statement purposes and then disclose pro forma net income and earnings per share determined as if the fair value method had been applied. The Company anticipates adopting the disclosure method effective in fiscal 1997.

B. ACQUISITIONS:
     On January 13, 1997, the Company purchased for cash the common stock of Plastronics Plus, Inc. (Plastronics), a Wisconsin corporation. Plastronics primarily manufactures custom plastic injection-molded components for the automotive industry. The purchase price was approximately $8 million and was financed through the Company's existing line of credit facility. The acquisition will be recorded using the purchase method of accounting. The cost in excess of net assets acquired of approximately $4 million will be amortized on a straight-line basis over twenty years.
     On December 4 and 5, 1995, the Company signed three separate definitive agreements to purchase for cash certain assets of three unrelated companies in the molded rubber and plastic component parts industry. Each company primarily manufactures parts for the automotive industry. Two of the acquisitions were completed on January 2, 1996, and the third was completed on April 1, 1996. The total purchase price for all three acquisitions was approximately $11.6 million. The acquisitions were recorded using the purchase method of accounting. The cost in excess of net assets acquired of approximately $8 million is being amortized on a straight-line basis over twenty years.
     The following table presents unaudited pro forma results of operations as if the four acquisitions described above had been acquired at the beginning of fiscal 1995. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results that would have occurred had the acquisitions been made at the beginning of fiscal 1995 or which may occur in the future.

                                         1996           1995
Sales                                $133,023       $125,207
Income from continuing operations       3,965          3,342
Net income (loss)                       (738)          1,832
Per share income from continuing
 operations                             0.85           0.71
Net income (loss) per share            (0.16)          0.39

     On February 10, 1994, Newcor purchased for cash all the assets of Blackhawk Engineering Company (Blackhawk), an Iowa corporation with operations in Cedar Falls, and Waterloo, Iowa. Blackhawk's principal line of business is the production machining of gray iron, nodular iron, and steel foundry castings, and its principal customer is Deere & Company. The purchase price was approximately $8.7 million. The acquisition has been recorded using the purchase method of accounting. The cost in excess of net assets acquired of approximately $4.6 million is being amortized on a straight-line basis over twenty years.

C. DISCONTINUED OPERATIONS:
     The Company sold the business and certain assets of its Wilson Automation division (Wilson) on May 6, 1996. Wilson designs and manufactures engine, transmission, and axle assembly systems. All receivables, the land and building, and certain liabilities were retained by the Company. The building is being leased to the buyer through April 30, 2001. Although assets were sold at approximately net book value, reserves were established for curtailment of the pension plan, employee separation costs, costs associated with the collection of accounts receivable and additional liabilities related to contracts for which the Company has retained the responsibility and liabilities. These reserves coupled with the operating loss from the measurement date (March 31, 1996) to the sale date resulted in a net loss of $3.5 million on the disposition of Wilson. Net current assets at October 31, 1995 were approximately $6.2 million. Summary operating results of discontinued operations through the measurement date are as follows:
                           1996           1995           1994
Revenues                 $9,173        $26,457        $37,870
Loss before income taxes(1,814)        (2,363)        (3,145)
Benefit from income taxes (611)          (853)        (1,793)
Net loss from
 discontinued operations(1,203)        (1,510)        (1,352)

D. DISPOSITIONS AND NET ASSETS HELD FOR SALE:
     On October 21, 1996, the Company sold the business and substantially all assets of its Newcor Machine Tool operation. Although assets were sold at approximately net book value, reserves were established for employee separation costs, costs associated with the collection of accounts receivable and pension plan costs. The Company is negotiating an agreement to sell substantially all of the assets and liabilities of its Eonic operation and anticipates using the proceeds from the sale to reduce long-term debt. Accordingly, the net assets of Eonic's operations have been classified as a long-term asset at October 31, 1996. The Company has recorded a loss of $824 at October 31, 1996 for the estimated loss on the sale of these two businesses.

E. INVENTORIES:
     Inventories at October 31, 1996 and 1995 are summarized as follows:
                                                   1996           1995
Costs and estimated earnings of uncompleted
 contracts in excess of related billings
 of $225 in 1996 and $2,428 in 1995            $  4,075       $  9,784
Components and Assemblies segment                 3,765          4,589
Other                                               356            390
                                               --------       --------
                                               $  8,196       $ 14,763
                                               ========       ========

     Costs and estimated earnings of uncompleted contracts in excess of related billings represents revenue recognized under the percentage of completion method in excess of amounts billed.

F. PROPERTY, PLANT AND EQUIPMENT:
     Property, plant and equipment at October 31, 1996 and 1995 is summarized as follows:
                                                   1996           1995
Land and improvements                          $  1,036       $  1,158
Buildings                                        11,956         11,520
Machinery                                        20,935         25,356
Office and transportation equipment               2,893          4,984
Construction in progress                            723          1,581
                                               --------       --------
                                                 37,543         44,599
Less accumulated depreciation                    14,412         20,081
                                               --------       --------
                                               $ 23,131       $ 24,518
                                               ========       ========

G.  OPERATING LEASES:
     The Company leases certain manufacturing equipment and facilities, office space and other equipment under lease agreements accounted for as operating leases. Rent expense related to these leases aggregated approximately $866, $355 and $355 in 1996, 1995 and 1994, respectively.

Future minimum rental payments required at October 31, 1996 are as follows:

Year Ending
October 31,                               Amount
1997                                     $   980
1998                                         761
1999                                         584
2000                                         584
2001                                         661
Thereafter                                 2,156
                                          ------
                                         $ 5,726
                                          ======


H. CREDIT ARRANGEMENTS AND LONG-TERM DEBT:
     A summary of long-term debt at October 31, 1996 and 1995 is as follows:

                                                   1996           1995
Revolving credit line                          $  9,300       $ 20,100
Term note                                        10,000            -
EDC limited obligation revenue bonds, variable
  interest rate (average 3.6% in 1996 and
  4.6% in 1995),payable January 1, 2008           6,100          6,100
                                               --------       --------

                                               $ 25,400       $ 26,200
                                               ========       ========

     As of October 31, 1996, the Company had $9.3 million outstanding under an unsecured credit agreement with a major U.S. bank which is scheduled to expire February 28, 1998. The unsecured credit agreement allows for maximum borrowings of $29 million through February 28, 1997, and $25 million thereafter. The rate of interest on outstanding borrowings is principally at the Eurodollar base rate plus 1%, which ranges from 6.38% to 6.63%. During 1996, the Company converted $10 million from the unsecured credit agreement to a term note. The interest rate is fixed at 7.85%. The term note requires quarterly interest payments through May 1998 and monthly interest and principal payments from June 1998 through May 2003. The unsecured revolving credit agreement and the term note require the Company to comply with certain financial covenants including working capital, total debt and tangible net worth.
     On September 29, 1995, Rochester Gear, Inc., a wholly owned subsidiary of the Company (the Subsidiary), entered into a loan agreement whereby $6.1 million of limited obligation refunding revenue bonds were issued. These bonds which mature on January 1, 2008 are collateralized by the Subsidiary's land, building and equipment and guaranteed by the Company.
     Total interest payments aggregated $2,109, $1,553 and $1,453 in 1996, 1995 and 1994, respectively. Annual maturities of long-term debt are as follows:

Year Ending
October 31,                              Amount
1997                                    $    -
1998                                      10,133
1999                                       2,000
2000                                       2,000
2001                                       2,000
Thereafter                                 9,267
                                         -------
                                        $ 25,400
                                         =======

I. INCOME TAXES:
     Provision (benefit) for federal income taxes from continuing operations is as follows:
                                         1996        1995         1994
Current                               $   940     $ 1,411     $(1,103)
Deferred                                  674       (181)          366
                                      -------     -------      -------
                                      $ 1,614     $ 1,230     $  (737)
                                      =======     =======      =======

     Significant components of the deferred tax assets and liabilities as of October 31, 1996 and 1995 are as follows:
                                         1996        1995
Deferred tax assets:
  Accrued postretirement benefits     $ 2,157     $ 2,166
  Net operating loss carryforward         358         -
  Alternative minimum tax carryforward    207         256
  Percentage of completion revenue        113         590
  Accrued vacation and employee benefits  379         404
  Costs related to sale of businesses   1,270         -
  Other                                   254         370
                                      -------     -------
Total deferred tax assets              4,738        3,786
                                      -------     -------
Deferred tax liabilities:
  Depreciation                          1,395       1,145
  Pensions                                634         610
  Other                                   258         217
                                      -------     -------
Total deferred tax liabilities          2,287       1,972
                                      -------     -------
Net deferred tax asset                $ 2,451     $ 1,814
                                      =======     =======

The net operating loss carryforward expires in 2010.

     Reconciliation of the statutory federal tax rate to the effective rate is summarized as follows:
                                         1996        1995         1994
Statutory rate                           34.0%       34.0%       (34.0)%
Foreign sales corporation                (1.2)       (1.4)        (8.3)
Other items, net                         (1.6)        1.4         (4.1)
                                        -----       -----        -----
Effective tax rate                       31.2%       34.0%       (46.4)%
                                        =====       =====        =====

                                         1996        1995         1994
Income taxes paid (refunded)             $550    $(1,667)       $(471)

J. EMPLOYEE RETIREMENT BENEFITS:
Pension Plans:
     The Company provides retirement benefits for substantially all employees under several defined benefit and defined contribution pension plans. Benefits from these plans are based on compensation, years of service and either fixed dollar amounts per year of service or employee compensation during the later years of employment. The assets of the plans consist principally of cash equivalents, corporate and government bonds, and common and preferred stocks. The Company's policy is to fund only amounts required to satisfy minimum legal requirements.
     The following tables summarize the funded status, net periodic pension expense and actuarial assumptions:
                                     1996                  1995

                                      Accumulated    Assets Accumulated
                         Assets Exceed  Benefits      Exceed  Benefits
                           Accumulated    Exceed Accumulated    Exceed
                              Benefits    Assets    Benefits    Assets
Actuarial present value of benefit obligations:
  Vested benefit obligation   $15,438    $ 7,974     $14,863   $ 7,715
  Nonvested benefit obligation    499         99         424       133
                              -------    -------     -------   -------
                              $15,937    $ 8,073     $15,287   $ 7,848
                              -------    -------     -------   -------
Actuarial present value of
   projected benefit
   obligations                $17,851    $ 8,073     $18,046   $ 7,848
Plan assets at market value    21,230      6,428      18,248     5,016
                              -------    -------     -------   -------
Plan assets in excess of
 (less than) projected
  benefit obligation            3,379    (1,645)         202   (2,832)
Unrecognized net asset        (1,500)      (131)     (1,765)     (115)
Unrecognized net losses
 and other                        414      1,425       2,926     2,634
                              -------    -------     -------   -------
Prepaid (accrued) pension
 expense                      $ 2,293   $  (351)     $ 1,363  $  (313)
                              =======    =======     =======   =======

     The sale of Wilson during 1996 resulted in Wilson employees no longer earning additional benefits under the plans. As a result, the Company recognized a pre-tax pension curtailment charge of approximately $400 as a component of the loss on discontinued operations for 1996. The charge is primarily due to the recognition of prior service costs for these employees.

Net periodic pension expense:            1996        1995         1994
  Service cost-benefits earned
   during the period                  $   808     $   846      $   765
  Interest cost on projected
   benefit obligation                   1,938       1,912        1,743
  Actual (return) loss on assets      (4,045)     (4,015)          527
  Amortization of net gain and
   deferral                             2,335       2,370      (2,487)
                                      -------     -------      -------
  Net periodic pension expense        $ 1,036     $ 1,113      $   548
                                      =======     =======      =======

Actuarial assumptions at end of year:    1996        1995         1994
  Discount rates                           8%          8%           8%
  Expected return on plan assets           9%          9%           9%
  Compensation increases                   5%          6%           6%

Retiree Health Care and Life Insurance Benefits:
     The Company provides health care and life insurance benefits to certain eligible retired employees but has discontinued retiree health benefits for all active employees who retire after January 1, 1993. The plans are unfunded. Benefits and cost-sharing provisions vary by location. Generally, the medical plans pay a stated percentage of most medical expenses, reduced for any deductible and payments made by government programs or other group coverage. The cost of providing most of these benefits is shared with the retirees. The cost sharing limits the Company's future retiree medical cost increases to the rate of inflation, as measured by the Consumer Price Index.
     The following tables summarize the accrued postretirement benefit obligation, net periodic postretirement benefit costs and actuarial assumptions:
                                               1996     1995
Accumulated postretirement benefit obligation:
  Retirees                                   $6,333   $5,482
  Fully eligible participants                    46      455
  Other active participants                      52      520
                                             ------   ------
Total accumulated postretirement
 benefit obligations                          6,431    6,457
Unrecognized net loss from changes
 in assumptions                                (86)     (86)
                                             ------   ------
Accrued postretirement benefit cost          $6,345   $6,371
                                             ======   ======

Net periodic postretirement benefit costs 1996 1995 1994 Service cost - benefits earned during
 the period                                  $    5   $   26    $   24
Interest cost on projected benefit
 obligations                                    480      512       509
                                             ------   ------    ------
Net periodic postretirement benefit cost     $  485   $  538    $  533
                                             ======   ======    ======


                                               1996     1995
Actuarial assumptions:
Discount rates                                   8.0%    8.0%
Health care cost current rate of increase:
  Medical                                        8.0%   10.7%
  Prescription drugs                            10.0%   13.7%
Ultimate health care cost rate of
 increase by 2004:
  Medical                                        6.0%    7.0%
  Prescription drugs                             6.0%    7.0%
Increase due to a 1% increase in health
 care cost trend rate:
  APBO                                           6.6%    5.3%
  Net periodic postretirement benefit cost       6.9%    5.4%


K. STOCK OPTION PLANS:
     The Company has four stock option plans: a 1982 plan and a 1993 plan which are expired except as to options still outstanding and two 1996 plans (the Non-Employee Directors Stock Option Plan and the Employee Incentive Stock Plan). Under the Non-Employee Directors Stock Option Plan, 100,000 common stock options may be granted to non-employee directors. The Employee Incentive Stock Plan provides for the use of several long-term incentive compensation tools for key employees including incentive stock options which are limited to a maximum of 300,000 shares. Option prices for both plans must not be less than the fair market value of the Company's stock on the date granted. Options are exercisable over 10 years and vest at a rate of 25% each year, commencing in the second year. Options expire upon termination of employment or one year following death or retirement. No charge is made against income when options are exercised. Common stock options outstanding are as follows:

                                            Shares        Option Price
Outstanding at October 31, 1993             58,360        $4.50 - 9.50
   Granted                                  42,000               11.75
   Exercised                              (12,913)         4.50 - 9.50
   Expired                                (15,573)         4.50 - 9.50
Outstanding at October 31, 1994             71,874         4.50 -11.75
   Granted                                 108,500         7.31 - 7.63
   Exercised                               (1,800)         4.50 - 5.92
   Expired                                (25,299)         4.50 -11.75
Outstanding at October 31, 1995            153,275         4.50 -11.75
   Granted                                  15,900         4.50 - 9.44
   Exercised                               (7,268)                5.92
   Expired                                 (6,250)         7.56 - 9.50
Outstanding at October 31, 1996            155,657        $4.50 -11.75

L. SEGMENT REPORTING:
     The Company reports its activities under two industry segments:
Components and Assemblies and Special Machines. The Components and Assemblies segment consists of automotive components and farm equipment parts machined in dedicated manufacturing cells, molded rubber and plastic parts, and non-symmetrical machine contoured parts produced and sold in small quantities. This segment has previously been referred to as the Precision Parts segment. Special Machines consist of standard individual machines, as well as custom designed machines, all manufactured on a made-to-order basis. Information by industry segment is summarized below:

                       Components     Special
                   and Assemblies Machines Corporate Consolidated Sales to unaffiliated customers (1,2)
  1996                   $ 80,886     $ 30,858               $ 111,744
  1995                     59,547       30,626                  90,173
  1994                     46,916       27,200                  74,116
Operating income (loss) from
  continuing operations
  1996                   $  5,463     $  2,809     $(1,745)  $   6,527
  1995                      4,572        1,917      (1,673)      4,816
  1994                      3,656       (3,071)     (1,235)      (650)
Identifiable assets
  1996                   $ 51,729     $ 15,050     $10,720   $  77,499
  1995                     38,086       30,857       8,610      77,553
  1994                     35,121       39,774       9,941      84,836
Capital expenditures
  1996                   $  2,302     $    639     $     5   $  2,946
  1995                      4,160          395          25       4,580
  1994                      3,607          866          95       4,568
Depreciation and amortization
  1996                   $  3,048     $    468     $   106   $   3,622
  1995                      2,364          453          33       2,850
  1994                      1,747          453          35       2,235

(1) Sales to manufacturers in the automotive industry were approximately $63, $50, and $39 million in 1996, 1995, and 1994, respectively. Sales to agricultural equipment manufacturers were $19, $14, and $10 million in 1996, 1995, and 1994, respectively.
(2) Export sales, principally to Mexico and Canada, amounted to $6, $8, and $6 million in 1996, 1995, and 1994, respectively.

M. CONTINGENT LIABILITIES:
     Various lawsuits arising during the normal course of business are pending against the Company. In the opinion of management, the ultimate liability, if any, resulting from these matters will have no significant effect on the Company's results of operations, liquidity or financial position.


                        FIVE YEAR FINANCIAL SUMMARY


     The following financial summary for the years indicated has been derived from the consolidated financial statements of Newcor, Inc. Information for all years, excluding balance sheet information, has been restated to exclude discontinued operations of Wilson Automation. The information set forth below should be read in conjunction with Management's Discussion and Analysis and the financial statements and notes thereto.

(In thousands, except
 per share amounts)       1996      1995      1994      1993      1992

                             Operating Results
Components and Assemblies:
   Sales              $ 80,886  $ 59,547  $ 46,916  $ 36,155  $ 27,963
   Operating income
    from continuing
    operations           5,463     4,572     3,656     1,805     1,784
Special Machines:
   Sales                30,858    30,626    27,200    29,228    31,410
   Operating income
   (loss) from continuing
    operations           2,809     1,917   (3,071)       111     3,005
Consolidated:
   Sales               111,744    90,173    74,116    65,383    59,373
   Gross margin         22,775    16,618    11,069    11,645    13,917
   Interest expense      1,787     1,504     1,111       575       590
   Income (loss) from
    continuing operations before
    cumulative effect of changes
    in accounting
    principles           3,558     2,391     (850)        72     2,476
   Per share income(loss)
    from continuing operations
    before cumulative effect of
    changes in accounting
    principles            0.76      0.51    (0.18)      0.02      0.53
   Net income (loss)   (1,145)       881   (2,202)       884     4,529
   Net income (loss)
    per share            (0.24)     0.19    (0.47)      0.19      0.98
   Dividends per share    0.20      0.20     0.20       0.20      0.16

                            Financial Position
Working capital        $14,951  $ 26,575  $ 32,186  $ 25,309  $ 33,752
Current ratio             1.87      2.63      2.66      2.05      2.70
Net property, plant
 and equipment          23,131    24,518    22,793    17,632    14,100
Total assets            77,499    77,553    84,836    73,305    75,702
Total debt              25,400    26,200    31,500    12,000    24,300
Shareholders' equity    24,441    25,909    25,157    28,440    28,560
Debt as percent of
 total capitalization     51.0%     50.3%     55.6%     29.7%     46.0%

                           Other Financial Data
Shareholders' equity
 per share              $ 5.20    $ 5.54    $ 5.38    $ 6.13    $ 6.23
Depreciation and
 amortization            3,622     2,850     2,235     1,593     1,533
Capital expenditures     2,946     4,580     4,568     4,951     2,281
Weighted average
 shares outstanding      4,689     4,679     4,662     4,607     4,644

Quarterly Financial Information (Unaudited)
(In thousands, except per share amounts)

                                      Quarter
                          First    Second     Third   Fourth        Total
1996:
Sales                    $23,260   $27,128   $27,902   $33,454   $111,744
Gross margin             $ 5,335   $ 5,497   $ 5,038   $ 6,905   $ 22,775
Income from continuing
 operations              $ 1,247   $   834   $   604   $   873   $  3,558
Loss from discontinued
 operations                 (772)   (3,931)        -         -     (4,703)
Net income loss)         $   475   $(3,097)  $   604   $   873   $ (1,145)
Earnings (loss) per share:
  Continuing operations  $  0.26   $  0.18   $  0.13   $  0.19   $   0.76
  Discontinued operations (0.16)     (0.84)        -         -      (1.00)
Net income (loss)        $  0.10   $ (0.66)  $  0.13   $  0.19   $  (0.24)

                                      Quarter
                         First    Second     Third   Fourth      Total
1995:
Sales                    $22,196   $22,653   $21,327   $23,997   $90,173
Gross margin             $ 4,574   $ 3,904   $ 3,198   $ 4,942   $16,618
Income from continuing
 operations              $   992   $   288   $   211   $   900   $ 2,391
Loss from discontinued
 operations                 (662)     (579)     (108)     (161)   (1,510)
Net income (loss)        $   330   $  (291)  $   103   $   739   $   881
Earnings (loss) per share:
  Continuing operations  $  0.21   $  0.06   $  0.05   $  0.19   $  0.51
  Discontinued operations  (0.14)    (0.12)    (0.03)    (0.03)    (0.32)
Net income (loss)        $  0.07   $ (0.06)  $  0.02   $  0.16   $  0.19