Form 10-K405, Exhibit 13
period 1997-10-31
NEWCOR INC
filed 1998-01-29
CIK 71745

                                  NEWCOR, INC.
                            Exhibit 13 to Form 10-K
                      For the Year Ended October 31, 1997
           Portion of Newcor, Inc. 1997 Annual Report to Shareholders

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management's discussion and analysis of financial condition and results of operations ("MD&A") should be read in conjunction with the Company's consolidated financial statements and notes thereto included elsewhere herein.

Overview
The Company is organized into three business segments: Precision Machined Products, Rubber and Plastic and Special Machines. The Precision Machined Products segment produces transmission, powertrain and engine components and assemblies for the automotive and agricultural vehicle industries. The Rubber and Plastic segment produces cosmetic and functional seals and boots and functional engine compartment products primarily for the automotive industry. These two segments had previously been reported as a single Components and Assemblies segment. Further segmentation has become necessary due to the growth of the Company's Components and Assemblies business. The Special Machines segment designs and manufactures welding, assembly, forming, heat treating and testing machinery and equipment for the automotive, appliance and other industries.

The last two fiscal years have marked a period of significant change and transition for the Company. The Company completed three acquisitions in the Rubber and Plastic segment during 1996, Boramco, Inc. and Rubright, Inc. on January 2, 1996 and Production Rubber Products, Inc. on April 1, 1996. These acquisitions were combined with Midwest Rubber, a division acquired in 1992, to strengthen the Company's market position in this segment and to create the critical mass management considers necessary to effectively provide the engineering support, innovative products, and product line breadth required to continue to meet its customers' needs. The Rubber and Plastic segment was further enhanced with a fourth acquisition, Plastronics Plus, Inc. ("Plastronics"), in January 1997.

Consistent with management's strategy of reducing the impact on the Company of the volatility of results of the Special Machines segment, the Company completed the sale of two of the three divisions within this segment in 1996. On May 6, 1996, the Company sold the business and certain assets of its Wilson Automation ("Wilson") division. The Wilson divestiture was accounted for as a discontinued operation, and, accordingly, the results of operations of Wilson have been removed from continuing operations in the Consolidated Statements of Income and related Notes and reclassified to discontinued operations for 1996 and prior years. Effective October 21, 1996, Newcor also sold its Newcor Machine Tool ("NMT") division, which manufactured multi-stationed metal cutting machines and CNC lathes.

The Company's strategy to build its Precision Machined Products segment as a high volume automotive supplier took a significant step forward as a result of the following actions: On March 6, 1997 the Company sold its Eonic, Inc. ("Eonic") division that was principally a low growth, low volume manufacturer of industrial cams and camshafts. On December 23, 1997, the Company purchased the assets of Machine Tool & Gear, Inc. ("MT&G") for $27.3 million, and assumed approximately $5.8 million of debt, which was subsequently retired. MT&G manufactures differential pinion and side gears, output shafts and rear axle shafts for the automotive industry. Subsequent to year-end, the Company also signed definitive agreements to purchase the common stock of the three companies comprising The Deco Group ("Deco") for approximately $55.0 million and the common stock of Turn-Matic, Inc. ("Turn-Matic") for approximately $17.0 million, conditioned upon, among other things, the consummation of financing. Deco manufactures high-volume, precision-machined engine and powertrain components and assemblies for the medium and heavy truck and automotive industries, while Turn-Matic manufactures high volume, precision machined engine components and assemblies for the automotive industry. These companies all have product lines and capabilities that management believes will complement the Company's existing precision machining businesses. In the twelve months ended September 30, 1997, sales for these three companies aggregated approximately $112 million. Assuming the acquisition of MT&G and the pending acquisitions of Deco and Turn-Matic had occurred at the beginning of 1997, the Precision Machined Products segment sales would have been approximately 71.0% of 1997 consolidated sales, while the Rubber and Plastic segment would have decreased to approximately 20.0% of 1997 consolidated sales and the Special Machines segment would have decreased to approximately 9.0% of 1997 consolidated sales. As a result of these acquisitions, the Company's financial condition and operations for 1998 and future years will differ substantially compared with 1997 and prior years.

Results of Continuing Operations
The following table illustrates the factors causing year-to-year sales trends by segment, including the effect of flow through sales, acquisitions and divestitures, and net incremental business from operations owned throughout each year presented.

                                                     PRECISION
                                                     MACHINED           RUBBER AND
                 (in millions)                       PRODUCTS             PLASTIC        SPECIAL MACHINES        TOTAL
                                                     -----------------------------------------------------------------
                 1995 Sales                      $42.4              $17.2               $30.6                $90.2
                   Acquisitions                                      13.4                                     13.4
                   Net incremental business        6.0                1.8                 0.3                  8.1
                                                 -----------------------------------------------------------------
                 1996 Sales                       48.4               32.4                30.9                111.7
                   Flow through sales             14.5                                                        14.5
                   Acquisitions                                      13.2                                     13.2
                   Divestitures                  (10.4)                                  (6.5)               (16.9)
                   Net incremental business        8.0                2.9                (2.6)                 8.3
                                                 -----------------------------------------------------------------
                 1997 Sales                      $60.5              $48.5               $21.8               $130.8
                                                 =================================================================


Fiscal 1997 Compared with Fiscal 1996
The Company achieved record sales in 1997 of $130.8 million, an increase of $19.1 million, or 17.1%, from 1996 sales of $111.7 million. Sales for the Precision Machined Products segment increased $12.1 million, or 24.8%, to $60.5 million, sales for the Rubber and Plastic segment increased $16.1 million, or 49.5%, to $48.5 million, while sales for the Special Machines segment decreased $9.1 million, or 29.2% to $21.8 million. The increase in sales for the Precision Machined Products segment was due to approximately $8.0 million of increased product sales within existing divisions and flow through sales of material of approximately $14.5 million, partially offset by the effect of $10.4 million in 1996 sales attributable to the divested Eonic division. The $14.5 million increase from flow through sales occurred because a customer that had been providing material to the Company decided to have the Company purchase the material and include the value of the material in the selling price. Without the flow through sales, the Company's overall sales would have increased $4.6 million, or 4.1%, over 1996 sales. The increase in sales for the Rubber and Plastic segment was primarily due to the inclusion of a full year of results for three rubber and plastic component companies acquired during the first two quarters of fiscal 1996, as well as the January 1997 acquisition of Plastronics. Additional sales from the four acquired Rubber and Plastic segment companies aggregated approximately $13.2 million during 1997. The remaining growth within the Rubber and Plastic segment of $2.9 million was due to incremental new business at the existing division within this segment. Sales decreases within the Special Machines segment were due to the effect of $6.5 million in 1996 sales attributable to the divested NMT division that was sold during 1996 and a $2.6 million sales decrease at the remaining division within this segment (Bay City). The sales decrease at the Bay City division was due to insufficient new orders to sustain the business that existed during 1996.

Consolidated gross profit increased $1.1 million to $23.8 million in 1997 from $22.7 million in 1996. The increase in gross profit is attributable to the increase in sales, partially offset by a decrease in consolidated gross margin. Consolidated gross margin decreased to 18.2% in 1997 from 20.3% in 1996. The decrease in margin was primarily attributable to the effect of the $14.5 million of flow through material sales that the Precision Machined Products segment purchased in 1997 rather than receiving from the customer during 1996. These sales generated $0.7 million of incremental gross profit. Other factors that adversely impacted margin were the decline in sales in the Special Machines segment (which has generally commanded higher margins than other segments), and reduced margins due to product mix within this segment. In addition, gross margin within the Rubber and Plastic segment was negatively impacted by production inefficiencies associated with high labor turnover caused by relatively full employment and increased costs associated with starting production on new parts for the 1998 model year. High labor turnover is continuing to affect certain businesses in the Rubber and Plastic segment in 1998, as described in the Recent Developments section below. Partially offsetting margin reductions were operating performance gains that resulted from the Company's continuous improvement programs at certain of the Company's divisions, particularly within the Precision Machined Products segment. The genesis of the Company's commitment to continuous improvement began in late 1995 when a business operating system (the "Newcor Operating System") was introduced with an emphasis on the use of continuous improvement tools such as cellular manufacturing, one-piece flow, value engineering, kaizen, and team-oriented problem solving. As is common in the automotive supplier industry, certain of the Company's long-term contracts required price reductions over the term of the contract. These price reductions were largely offset by the impact of pricing on new products and cost reductions related to the continuous improvement programs.

Selling, general and administrative expenses (SG&A) increased to $15.8 million in 1997 from $15.1 million in 1996. SG&A as a percentage of sales decreased to 12.0% in 1997 from 13.5% in 1996. The increase in SG&A expense was primarily due to the acquisitions in the Rubber and Plastic segment, which added approximately $2.7 million of SG&A expense in 1997, largely offset by an approximate $2.3 million reduction due to the divestitures of Eonic and NMT. The remaining increase in SG&A was principally due to expenditures incurred to evaluate and select hardware and software and begin the implementation of a company-wide information system and train employees in the Newcor Operating System. The primary reason for the decrease in SG&A as a percentage of sales was the sales increase described above.

Consolidated operating income increased $1.5 million to $8.3 million in 1997 from $6.8 million in 1996, and consolidated operating margin increased to 6.3% of sales in 1997 from 6.1% of sales in 1996.

Operating income for the Precision Machined Products segment increased $1.6 million to $5.3 million in 1997 from $3.7 million in 1996. Operating margin increased to 8.8% of segment sales in 1997 from 7.7% in 1996. The increase in operating income was due to $0.7 million of operating income from the $14.5 million of flow through sales of previously provided customer material as described above, incremental income associated with new business and the elimination of significant start up costs that were incurred during 1996 for certain new business and the reduction of controllable variable costs through the continued implementation of the Newcor Operating System. The increase was partially offset by the effect of $0.5 million in 1996 operating income attributable to the divested Eonic division. Operating margins increased due to the elimination of significant start up costs that affected 1996 results and implementation of the Newcor Operating System as described above. The increase in operating margins within this segment was partially offset by the lower margin on the $14.5 million of flow through sales described above.

Operating income for the Rubber and Plastic segment increased $0.1 million to $2.0 million in 1997 from $1.9 million in 1996. Operating margin decreased to 4.2% of segment sales in 1997 from 5.9% of segment sales in 1996. The increase in operating income was due to incremental income from the acquisitions described above, largely offset by the effects of production inefficiencies associated with high labor turnover caused by relatively full employment, increased costs associated with starting production on new parts for the 1998 model year and an incremental increase of goodwill amortization of $0.3 million as a result of the four acquisitions during 1997 and 1996. These developments, and, to a lesser extent, pricing issues on certain coated metal parts produced by the segment, resulted in the operating margin reduction.

Operating income for the Special Machines segment decreased $0.6 million to $2.3 million in 1997 from $2.9 million in 1996. Operating margin increased to 10.4% of segment sales in 1997 from 9.4% of segment sales in 1996. The decrease in operating income was primarily due to the decline in sales and a shift in product mix at Bay City, the remaining division in this segment, partially offset by the elimination of $0.6 million in 1996 operating loss from the divested NMT division. The overall increase in operating margin was primarily due to the elimination of the NMT loss, partially offset by the change in product mix at the Bay City division.

Consolidated operating income benefited from a net gain on the sale of a building of $1.0 million, which was partially offset by a $0.7 million loss on the sale of Eonic.

Interest expense was $2.1 million and $1.8 million in 1997 and 1996, respectively. The increase in interest expense was due to additional debt incurred to finance the acquisitions in the Rubber and Plastic segment. The effective tax rate was 35.3% in 1997 and 31.2% in 1996. The 1996 rate was favorably impacted by the final settlement of an IRS audit.

Fiscal 1996 Compared to Fiscal 1995
Consolidated sales in 1996 were $111.7 million, an increase of $21.5 million, or 23.9%, from 1995 sales of $90.2 million. Precision Machined Products segment sales increased by $6.0 million, or 14.3%, to $48.4 million, sales for the Rubber and Plastic segment increased $15.2 million, or 89.0%, to $32.4 million and sales for the Special Machines segment increased $0.3 million, or 0.8%, to $30.9 million. Precision Machined Products segment sales increased as a result of sales growth due to new parts programs that began production during fiscal 1996 and 1995. The sales growth was primarily the result of significant new orders where the Company processed material provided by the customer and the value of the material was not reflected in sales. If the orders had required the Company to purchase these materials, reported sales would have been somewhat higher. Rubber and Plastic segment sales increased primarily due to the three acquisitions during 1996, which represented $13.4 million of the sales increase. The remaining growth within the Rubber and Plastic segment of $1.8 million was due to incremental new business at the existing division within this segment. Within the Special Machines segment, sales at the divested NMT division decreased $3.6 million, while sales at Bay City, the remaining division, increased $3.9 million, or 18.5%, compared to 1995, as a result of an increase in orders, primarily for proprietary machines.

Consolidated gross profit increased $6.1 million to $22.7 million in 1996 from $16.6 million in 1995. The increase in gross profit was attributable to the increase in sales and an increase in consolidated gross margin to 20.3% in 1996 from 18.4% in 1995. The increase was primarily attributable to increased sales of higher margin proprietary machines within the Special Machines segment and the sales growth from new parts programs within the Precision Machined Products segment, where the Company processed material provided by the customer and the value of material was not reflected in cost of sales. If the orders had required the Company to purchase these materials, reported gross margin would have been somewhat lower. The margin increase related to these factors was partially offset by the significant costs associated with starting production on certain new orders within the Precision Machined Products segment, and, to a lesser extent, pricing issues on certain coated metal parts produced at one of the newly purchased divisions within the Rubber and Plastic segment. As is common in the automotive supplier industry, certain of the Company's long-term contracts required price reductions over the term of the contract. These price reductions were largely offset by the impact of pricing on new products and cost reductions related to continuous improvement programs.

SG&A increased to $15.1 million in 1996 from $11.3 million in 1995. SG&A as a percentage of sales increased to 13.5% of sales in 1997 from 12.5% of sales in 1996. The increase was primarily due to $2.0 million of SG&A from the three acquisitions in the Rubber and Plastic segment and the costs of hiring and training management personnel to implement the Newcor Operating System, primarily within the Precision Machined Products segment.

Consolidated operating income increased $1.4 million to $6.8 million in 1996 from $5.4 million in 1995, and consolidated operating margin increased to 6.1% of sales in 1996 from 5.9% of sales in 1995.

Operating income for the Precision Machined Products segment increased $0.1 million to $3.7 million in 1996 from $3.6 million in 1995. Operating margin decreased to 7.7% of segment sales in 1996 from 8.6% of segment sales in 1995. The increase in operating income was due to incremental operating income from new business, largely offset by significant start up costs that were incurred during 1996 for the new parts programs and, to a lesser extent, the costs of hiring and training management personnel to implement the Newcor Operating System. The operating margin decrease that resulted from those factors was partially offset by margins on new parts programs where the Company processed material provided by the customer, the value of which was not reflected in sales or cost of sales.

Operating income for the Rubber and Plastic segment increased $0.7 million to $1.9 million in 1996 from $1.2 million in 1995. Operating margin decreased to 5.9% of segment sales in 1996 from 6.8% of segment sales in 1995. The increase in operating income was due to incremental income from the three acquisitions, as well as from new business, partially offset by $0.3 million of goodwill amortization and the costs of hiring and training management personnel to implement the Newcor Operating System. Operating margin decreased as a result of these factors, and, to a lesser extent, pricing issues on certain coated metal parts produced by the segment.

Operating income for the Special Machines segment increased $0.7 million to $2.9 million in 1996 from $2.2 million in 1995. Operating margin increased to 9.4% of segment sales in 1996 from 7.3% of segment sales in 1995. Operating income increased primarily as a result of sales of high margin proprietary machines at the Bay City division. Operating income was partially offset by $0.6 million in 1996 operating loss from the NMT division, which was sold during 1996. The combination of these factors resulted in the increase in operating margin.

Interest expense was $1.8 million and $1.5 million in 1996 and 1995, respectively. The increase in interest expense was due to additional debt related to the acquisitions. The effective income tax rate was 31.2% in 1996, which was below the statutory rate of 34.0% due to the final settlement of an IRS audit during 1996.

Liquidity and Capital Resources
Cash outflows during 1997 of $14.6 million to finance acquisitions and $3.5 million to purchase capital equipment were partially offset by positive cash flow of $8.4 million from continuing operations, $2.5 million from the sale of capital assets, primarily a building and $1.5 million of proceeds from the sale of Eonic. Cash from continuing operations was primarily provided by earnings and depreciation and amortization expense.

During 1996, the Company amended its revolving credit agreement with a major U.S. bank to allow for a portion of the revolving credit to be replaced with a seven-year fixed-rate term loan in the amount of $10.0 million with an annual interest rate of 7.85%. Monthly principal payments of $0.2 million are due from June 1998 through May 2003. At October 31, 1997, the Company had $17.0 million outstanding on a $25.0 million revolving credit agreement. On December 5, 1997 the revolving credit agreement was increased to $37.0 million to make a down payment for the acquisition of MT&G and to repay bank debt assumed as part of the acquisition. At December 31, 1997, the Company had $32.2 million outstanding on the increased revolving credit agreement. On January 15, 1998, the revolving credit agreement was amended to allow the Company to increase total availability to $50.0 million upon satisfaction of certain conditions relating to the acquisition financing described below.

The Company is in the process of reviewing alternatives to complete the financing of its MT&G acquisition and finance the pending acquisitions of Deco and Turn-Matic. The most likely financing methods are subordinated debt, increased bank borrowings, or a combination of both. Financing the acquisition of MT&G and the pending acquisitions will substantially increase the Company's leverage, interest expense and cash requirements for debt service in 1998 and future years as compared to 1997 and prior years.

The Company believes that, through a combination of cash from operations, the net proceeds from acquisition financing and the available credit under the revised revolving credit agreement, it will have adequate financing to meet anticipated funding requirements for fiscal 1998, both for the Company's existing businesses and for pending acquisitions. However, if the Company were unable to obtain the anticipated acquisition financing, it could not complete the acquisitions of Deco and Turn-Matic, and if the Company does not consummate the Deco acquisition by March 31, 1998 (subject to a 30-day extension in certain circumstances) or negotiate other arrangements, it could forfeit the $5.0 million deposit it paid when the agreement with Deco was signed. The Company also expects to use a portion of the proceeds from the acquisition financing to repay the $21.7 million promissory note it issued in connection with the MT&G acquisition. The note is due at the completion of acquisition financing. If acquisition financing is not completed by April 15, 1998, then the Company must pay $5.0 million of the note, with the balance payable on May 23, 1998. If the financing is not completed before April 15, the Company plans to obtain an increase in its existing credit line to cover the payments, although its lender has not yet formally committed to an increase.

During 1997, Newcor continued to pay a quarterly cash dividend of $.05 per share of common stock. Total dividends paid were $1.0 million in 1997 and $0.9 million in 1996 and 1995, respectively. The terms of the anticipated acquisition financing are likely to require suspension of the cash dividend.

Recent Developments
On January 22, 1998 Newcor announced that it expects to report a net loss of approximately $1.1 million to $1.3 million, or $0.22 to $0.26 per share, on sales of approximately $29 million to $30 million for the first quarter ended January 31, 1998, compared with net income of $0.4 million, or $0.07 per share, on sales of $28 million for the first quarter of fiscal year 1997. These anticipated results include the results of operations for MT&G from only December 23, 1997 and do not include the results of operations for either Deco or Turn-Matic.

Sales for the first quarter of fiscal year 1998 are expected to be higher than the prior year's first quarter due to the acquisitions of Plastronics, which was completed January 10, 1997, and MT&G, which was completed on December 23, 1997. The increase in sales from the acquisitions will be largely offset by estimated sales decreases for the Special Machines segment and, to a lesser extent, the remainder of the Precision Machined Products segment.

A net loss is anticipated for the first quarter of fiscal year 1998, as compared with net income reported for the same period one year ago for several reasons, including: (i) lower than anticipated sales by the Special Machines segment due to not receiving a significant order that had been anticipated, as well as delays associated with certain new orders pending final customer approval; (ii) lower than anticipated sales by the Precision Machined Products segment due to a temporary build-up of inventory at a significant customer during the previous quarter; (iii) profitability at the Rubber and Plastic segment being adversely affected by increased scrap, high training costs and productivity issues (due to high hourly labor turnover caused by full employment in local economies) and, to a lesser extent, by pricing issues on certain coated metal parts produced by the segment; and (iv) costs associated with the acquisition of MT&G and the pending acquisitions of Deco and Turn-Matic, as well as start-up costs on a significant new program that has been awarded to MT&G.

Certain of the factors impacting first quarter 1998 results, including the MT&G, Deco and Turn-Matic transactions and the start-up costs associated with the new product launch at MT&G, are short-term and/or nonrecurring in nature. Management is implementing certain actions in response to the lower than expected results by the Special Machines and Rubber and Plastic segments, and believes such actions should begin to favorably impact the performance of those segments during the second quarter of fiscal year 1998.

Except for approximately one month of results for MT&G, acquired on December 23, 1997, the Company's expected results for the first quarter of fiscal year 1998 will not include the revenues or profits of MT&G, Deco and Turn-Matic. As described in the Overview section, sales of MT&G, Deco and Turn-Matic aggregated approximately $112 million for the twelve months ended September 30, 1997, as compared to the Company's reported fiscal year 1997 sales of approximately $131 million. As a result of these acquisitions, the Company's financial condition and operations for 1998 and future years will differ substantially from 1997 and prior years.

The Company is in the process of implementing a new company-wide Enterprise Resource Planning (ERP) computer system. One of the anticipated benefits of this system is year 2000 date conversion without any adverse effect on customers or disruption to business operations. Implementation of the system is underway with projected completion during mid 1999. The Company is also communicating with all of its significant suppliers and large customers to coordinate year 2000 conversion. The identifiable cost of year 2000 compliance and its effect on the Company's future results of operations is not expected to be material.

Cautionary Statements Under the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995
This MD&A and, in particular, the Recent Developments section, constitute "forward-looking statements" within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. A number of factors could cause actual results to differ materially from those included in or suggested by such forward-looking statements, including without limitation: the cyclical nature of the industries served by the Company, all of which have encountered significant downturns in the past; the level of production by and demand from the Company's principal customers, upon which the Company is substantially dependent, including the three major domestic automobile manufacturers and Deere & Company; whether, when and to what extent expected orders materialize; whether the Company will be able to successfully complete its planned acquisitions of Deco and Turn-Matic and the related financing, and whether the Company will be able to successfully integrate such businesses and other recent acquisitions such as MT&G and Plastronics into the Company's pre-existing operations and operate them profitably; whether the Company's recent initiatives to improve upon the recent labor turnover experienced in its Rubber and Plastic segment will be successful and cost-effective; the duration of the start-up phase of MT&G's new program and the extent to which it is successful; the impact on the Company of actions by its competitors, some of which are significantly larger and have greater financial and other resources than the Company; developments with respect to contingencies, including environmental matters, litigation and retained liabilities from businesses previously sold by the Company; and the extent to which the Company's new ERP computer system performs as anticipated and the accuracy of the information supplied by the Company's suppliers and customers concerning their year 2000 readiness. All forward-looking statements in this MD&A are qualified by such factors, as well as by the further discussion of these and other risks and uncertainties of the Company's business provided in the Business section of the Company's 1997 Form 10-K. The Company disclaims any obligation to update any such forward-looking statements.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Newcor, Inc.

         We have audited the consolidated balance sheets of Newcor, Inc. and Subsidiaries as of October 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for the years ended October 31, 1997, 1996, and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Newcor, Inc. and Subsidiaries as of October 31, 1997, and 1996 and the consolidated results of operations and cash flows for the years ended October 31, 1997, 1996, and 1995, in conformity with generally accepted accounting principles.




Coopers & Lybrand L.L.P.
Detroit, Michigan
December 5, 1997, except as to the information presented in Note B, for which the date is January 16, 1998.

                                                                  NEWCOR, INC.
                                                        CONSOLIDATED STATEMENTS OF INCOME
                                                    (In thousands, except per share amounts)

For the years ended October 31,                                          1997                 1996                 1995

Sales                                                               $130,848              $111,744              $90,173
Cost of sales                                                        107,083                89,087               73,555
                                                                    --------               -------              -------
Gross margin                                                          23,765                22,657               16,618
Selling, general and
 administrative expense                                               15,759                15,052               11,264
Nonrecurring items, net (gain) loss                                     (297)                  824                    -
                                                                    --------               -------              -------
Operating income from
 continuing operations                                                 8,303                 6,781                5,354
Other income (expense):
   Interest expense                                                   (2,070)               (1,787)              (1,504)
   Other                                                                (224)                  178                 (229)
                                                                    --------               -------              -------
Income from continuing operations
   before income taxes                                                 6,009                 5,172                3,621
Provision for income taxes                                             2,119                 1,614                1,230
                                                                    --------               -------              -------
Income from continuing
 operations                                                            3,890                 3,558                2,391
                                                                    --------               -------              -------

Discontinued operations:
   Loss from discontinued operations,
    net of income tax benefit of
    $611 and $853, respectively                                            -                (1,203)              (1,510)
   Loss on sale of discontinued
    operations, net of income tax
    benefit of $1,800                                                      -                (3,500)                   -
                                                                    --------               -------              -------
Loss from discontinued operations                                          -                (4,703)              (1,510)
                                                                    --------               -------              -------

Net income (loss)                                                    $ 3,890              $ (1,145)              $  881
                                                                    ========              ========              =======
Amounts per share of common stock:
   Income from continuing
    operations                                                       $  0.79              $   0.72              $  0.49
   Loss from discontinued operations                                       -                 (0.96)               (0.31)
                                                                    ========              ========              =======
   Net income (loss)                                                 $  0.79              $  (0.24)             $  0.18
                                                                    ========              ========              =======

Weighted average common shares
 outstanding                                                           4,940                 4,923                4,913
                                                                    ========              ========              =======

                  The accompanying notes are an integral part
                   of the consolidated financial statements.

                                  NEWCOR, INC.
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (In thousands)

                                                             Capital in         Unfunded                             Total
                                                Common           Excess          Pension         Retained    Shareholders'
                                                 Stock           of Par        Liability         Earnings           Equity

Balance, November 1, 1994                       $4,676             $374         $(1,319)         $21,426           $25,157
  Unfunded pension liability                                                        783
  Net income                                                                                         881
  Cash dividends, $.20 per share                                                                    (936)
  Shares issued under
   employee stock plans                              3               21
                                                ------           ------         -------          -------
Balance, October 31, 1995                        4,679              395            (536)          21,371           $25,909
  Unfunded pension liability                                                        481
  Net loss                                                                                        (1,145)
  Cash dividends, $.20 per share                                                                    (938)
  Shares issued under
   employee stock plans                             18              116
                                                ------           ------         -------          -------

Balance, October 31, 1996                        4,697              511             (55)          19,288           $24,441
  Unfunded pension liability                                                        (44)
  Net income                                                                                       3,890
  Cash dividends, $.20 per share                                                                    (954)
  Shares issued under
   employee stock plans                             10               72
  Stock dividend, 5%                               235            1,675                           (1,910)
                                                ------           ------         -------          -------
Balance, October 31, 1997                       $4,942           $2,258            $(99)         $20,314           $27,415
                                                ======           ======         =======          =======           =======



                  The accompanying notes are an integral part
                   of the consolidated financial statements.

                                  NEWCOR, INC.
                          CONSOLIDATED BALANCE SHEETS
                                 (In thousands)

October 31,                                                                      1997                              1996
                                                                     Assets
Current Assets:
  Cash                                                                      $      34                          $     34
  Accounts receivable                                                          22,523                            17,369
  Inventories                                                                   8,084                             8,196
  Prepaid expenses and other                                                    7,219                             4,634
  Deferred income taxes                                                         1,453                             1,891
                                                                             --------                          --------
Total current assets                                                           39,313                            32,124
Property, plant and equipment, net of
   accumulated depreciation                                                    28,119                            23,131
Prepaid pension expense                                                         3,180                             3,871
Cost in excess of assigned value of
 acquired companies, net of amortization                                       16,080                            12,689
Net assets held for sale                                                            -                             3,844
Other long-term assets                                                          4,191                             1,840
                                                                             --------                          --------
Total assets                                                                 $ 90,883                          $ 77,499
                                                                             ========                          ========

                                                                  Liabilities
Current Liabilities:
  Current portion of long-term debt                                           $   833                     $           -
  Accounts payable                                                             14,874                            10,175
  Accrued payroll and related expenses                                          3,584                             3,401
  Other accrued liabilities                                                     2,084                             3,597
                                                                             --------                          --------
Total current liabilities                                                      21,375                            17,173
Long-term debt                                                                 32,267                            25,400
Postretirement benefits other than pensions                                     6,338                             6,345
Pension liability and other                                                     3,488                             4,140
                                                                             --------                          --------
Total liabilities                                                              63,468                            53,058
                                                                             --------                          --------

                                                              Shareholders' Equity
Preferred stock, no par value.
   Authorized: 1,000 shares.  Issued: None
Common stock, par value $1 per share.
   Authorized: 10,000 shares.
   Issued: 4,942 shares in 1997 and
      4,697 shares in 1996                                                      4,942                             4,697
Capital in excess of par                                                        2,258                               511
Unfunded pension liability                                                       (99)                              (55)
Retained earnings                                                              20,314                            19,288
                                                                             --------                          --------
Total shareholders' equity                                                     27,415                            24,441
                                                                             --------                          --------
Total liabilities and shareholders'
 equity                                                                      $ 90,883                          $ 77,499
                                                                             ========                          ========


                  The accompanying notes are an integral part
                   of the consolidated financial statements.

                                  NEWCOR, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

For the years ended October 31,                                          1997                 1996                 1995

                                                              Operating Activities
Income from continuing
 operations                                                        $   3,890             $   3,558            $   2,391
Adjustments to reconcile net income
 to net cash provided by
 operating activities:
Loss on sale of businesses                                               711                   824                    -
Depreciation and amortization                                          4,280                 3,622                2,850
Deferred income taxes                                                    692                  (637)               1,577
Pensions                                                                (125)                 (893)                 451
Gain on sale of capital assets                                        (1,025)                 (168)                (354)
Other - net                                                              888                   (27)                (131)
Changes in operating assets
 and liabilities:
    Accounts receivable                                               (3,258)                  444               (3,072)
    Inventories                                                        1,498                   747                 (815)
    Other current assets                                                 320                (2,004)                (790)
    Accounts payable                                                   1,741                 2,921               (1,783)
    Accrued liabilities                                               (1,170)                 (589)               1,139
                                                                   ---------             ---------            ---------
Cash provided by
 continuing operating activities                                       8,442                 7,798                1,463
                                                                   ---------             ---------            ---------

Cash provided by (used in)
 discontinued operations                                              (1,117)                5,931                9,096
                                                                   ---------             ---------            ---------

                                                              Investing Activities

Capital expenditures                                                  (3,539)               (2,946)              (4,580)
Proceeds from sale of businesses                                       1,500                 1,984                    -
Acquisitions, net of cash acquired                                   (14,581)              (11,578)                   -
Proceeds from sale of capital assets                                   2,467                   420                  407
                                                                   ---------             ---------            ---------
Net cash used in investing
 activities                                                          (14,153)              (12,120)              (4,173)
                                                                   ---------             ---------            ---------

                                                              Financing Activities
Net borrowings (repayments) on
 revolving credit line                                                 7,700               (10,800)             (11,000)
Term note proceeds                                                         -                10,000                    -
Revenue bond proceeds                                                      -                     -                6,100
Principal payment on bonds                                                 -                     -                 (600)
Shares issued under employee
 stock plans                                                              82                   134                   24
Cash dividends paid                                                     (954)                 (938)                (936)
                                                                   ---------             ---------            ---------
Net cash provided by (used in)
 financing activities                                                  6,828                (1,604)              (6,412)
                                                                   ---------             ---------            ---------

Increase (decrease) in cash                                                -                    5                  (26)
Cash, beginning of year                                                   34                   29                   55
                                                                   ---------            ---------              -------
Cash, end of year                                                  $      34            $      34              $    29
                                                                   ---------            ---------              -------

                  The accompanying notes are an integral part
                   of the consolidated financial statements.

                                  NEWCOR, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars in thousands, except per share data)

A.  ACCOUNTING POLICIES:
         Description of the Business: Newcor, Inc. and its subsidiaries (the "Company") design and manufacture precision machined components and assemblies and custom rubber and plastic products primarily for the automotive and agricultural vehicle markets. The Company is also a supplier of standard and specialty machines and equipment systems mainly for the automotive and appliance industries.
         Principles of Consolidation - The consolidated financial statements include the accounts of Newcor, Inc. and all subsidiaries. All significant intercompany accounts and transactions are eliminated.
         Inventory Valuation - Inventories are stated at the lower of cost or net realizable value. Costs, other than those specifically identified to contracts, are determined primarily on the first-in, first-out (FIFO) basis.
         Contract Accounting - The percentage of completion method of accounting is used by the Company's Special Machines segment. Sales and gross profit are recognized as work is performed based on the relationship between actual costs incurred and total estimated costs at completion. Sales and gross profit are adjusted prospectively for revisions in estimated total contract costs and contract values. Estimated losses are recognized when determinable.
         Property, Plant and Equipment - Property, plant and equipment is stated at cost and is depreciated using the straight-line method. The general range of lives is fifteen to thirty years for building and land improvements and four to ten years for machinery, office equipment and vehicles.
         Cost in Excess of Assigned Value of Acquired Companies - The costs of acquired companies that exceed the assigned value at dates of acquisition (goodwill) are generally being amortized over a twenty year period using the straight-line method. Several factors are used to evaluate the recoverability of goodwill, including management's plans for future operations, recent operating results and each division's projected undiscounted cash flows. Accumulated amortization was $2,715 and $1,825 at October 31, 1997 and 1996, respectively.
         Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of " (FAS 121) was adopted in fiscal 1997. FAS 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The effect of adopting FAS 121 was not material.
         Income Taxes - Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities.
         Use of Estimates - The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
         Financial Instruments - The carrying amount of the Company's financial instruments, which includes cash, accounts receivable, accounts payable, notes payable and long-term debt approximates their fair value at October 31, 1997 and 1996. Fair values have been determined through information obtained from market sources and management estimates.
         Stock dividend - On June 11, 1997, the Company declared a 5% stock dividend which was paid on September 12, 1997 to shareholders of record on August 14, 1997. The dividend was charged to retained earnings in the amount of $1,910. Per share amounts and shares outstanding included in the accompanying consolidated financial statements and notes are based on the increased number of shares giving retroactive effect to the stock dividend.
         Earnings per share - Statement of Financial Accounting Standards No. 128, "Earnings per Share" (FAS 128) establishes an updated standard for computing and presenting earnings per share. The statement is effective in fiscal 1998 but will not result in a materially different reported earnings per share amount for the Company.
         Reclassifications - Certain items in prior years' financial statements have been reclassified to conform with the presentation used in the year ended October 31, 1997.

B.  FISCAL 1998 ACQUISITIONS:
   In December 1997, the Company purchased the assets and business of Machine Tool & Gear, Inc. ("MT&G") for $27.25 million plus the assumption of approximately $5.8 million of debt, which was subsequently retired. MT&G manufactures differential pinion and side gears, output shafts and rear axle shafts for the automotive industry. For these assets, the Company paid cash of $2.5 million in October 1997 and an additional $3.1 million in December 1997.
A promissory note for $21.65 million, paying interest at 8%, has been issued for the balance of the purchase price. The note is due at the completion of acquisition financing. If acquisition financing is not completed by April 15, 1998, then the Company must pay $5.0 million of the note, with the balance payable on May 23, 1998. On December 5, 1997, the Company's revolving credit agreement was increased from $25.0 million to $37.0 million to pay off acquired bank debt and make the down payment on the MT&G acquisition. On January 15, 1998, the revolving credit agreement was amended to allow the Company to increase total availability to $50.0 million upon satisfaction of certain conditions relating to the acquisition financing described below.
   The Company signed a definitive agreement to purchase the common stock of the three companies comprising The Deco Group ("Deco") for approximately $55 million in cash in December 1997. Deco manufactures high-volume, complex machined components and assemblies for the medium and heavy truck and automotive industries. Deco's products include rocker arms and assemblies, transmission shafts, axle shafts, thrust plates and other specialized products. The Company made a non-refundable $5.0 million deposit to the Deco shareholders at the time the agreement was signed.
   In January 1998, the Company signed a definitive agreement to purchase the common stock of Turn-Matic, Inc. ("Turn-Matic") for approximately $17 million in cash. Contingent consideration of up to $3.5 million may be paid if profitability achieves certain levels over the next five years. Turn-Matic manufactures high volume, precision machined close tolerance components and assemblies for the automotive industry. Turn-Matic's products include oil filter adapters, main bearing caps, EGR spacers, intake and exhaust manifolds, steering brackets and throttle body adapters.
   The Company is in the process of reviewing alternatives to complete the financing of its MT&G acquisition and finance the pending acquisitions of Deco and Turn-Matic. The most likely financing methods are subordinated debt, increased bank borrowings, or a combination of both.
   The Company plans to consummate the Deco and Turn-Matic acquisitions contemporaneously with the consummation of financing. All three acquisitions will be accounted for using the purchase method of accounting. The cost in excess of net assets acquired of approximately $72 million will be amortized on a straight-line basis over twenty years.

C.  FISCAL 1997 and 1996 ACQUISITIONS:
         On January 13, 1997, the Company purchased for cash the common stock of Plastronics Plus, Inc. (Plastronics), a Wisconsin corporation. Plastronics primarily manufactures custom plastic injection-molded components for the automotive industry. The purchase price was approximately $8 million in cash plus the assumption of $4.1 million of Plastronics debt, which was subsequently retired. The purchase was financed through the Company's existing line of credit facility. The acquisition was accounted for using the purchase method of accounting. The cost in excess of net assets acquired of approximately $4 million is being amortized on a straight-line basis over twenty years.
         In December 1995, the Company signed three separate definitive agreements to purchase for cash certain assets of three unrelated companies in the molded rubber and plastic component parts industry. Each company primarily manufactures parts for the automotive industry. Two of the acquisitions were completed on January 2, 1996, and the third was completed on April 1, 1996.
The total purchase price for all three acquisitions was approximately $11.6 million. The acquisitions were accounted for using the purchase method of accounting. The cost in excess of net assets acquired of approximately $8 million is being amortized on a straight-line basis over twenty years.
         The 1996 unaudited pro forma results of operations as if the four acquisitions described above had been acquired at the beginning of fiscal 1996 would have been sales of $133,023, income from continuing operations of $3,965 ($.81 per share) and net loss of $738 ($.15 per share). These pro forma results do not purport to be indicative of the results that would have occurred had the acquisitions been made at the beginning of fiscal 1996 or which may occur in the future. The unaudited pro forma results of operations for 1997 would have approximated the 1997 actual reported results.

D. DISCONTINUED OPERATIONS:
         The Company sold the business and certain assets of its Wilson Automation division (Wilson) on May 6, 1996. All receivables, the land and building, and certain liabilities were retained by the Company. The building was leased to the buyer through April 30, 2001. Although assets were sold at approximately net book value, accruals were established for curtailment of the pension plan, employee separation costs, costs associated with the collection of accounts receivable and additional liabilities related to contracts for which the Company retained responsibility. These accruals coupled with the operating loss from the measurement date (March 31, 1996) to the sale date resulted in a net loss of $3.5 million on the disposition of Wilson. The remaining accruals at October 31, 1997 are not material. Summary operating results of discontinued operations through the measurement date are as follows:

                                               1996                     1995
Revenues                                       $9,173                    $26,457
Loss before income taxes                       (1,814)                    (2,363)
Benefit from income taxes                         611                        853
Net loss from
 discontinued operations                       (1,203)                    (1,510)

         The Company sold the Wilson land and building during 1997 for approximately $2.3 million, net of selling expenses. The pre-tax net gain on this disposition was $1,008 and has been recognized as a nonrecurring item in the consolidated statements of income.

E.  BUSINESS DISPOSITIONS AND NET ASSETS HELD FOR SALE:
         On March 6, 1997, the Company sold the business and substantially all assets of its Eonic operation. Although assets were sold at approximately net book value, accruals were established for employee separation costs, costs associated with the collection of accounts receivable and pension plan costs, resulting in an additional $711 loss on disposition being recognized as a nonrecurring item in the consolidated statements of income. The Company received cash of $1.5 million, which was used to reduce long-term debt and a $816 note due over six years. The note pays interest equal to the prime interest rate. The Company was negotiating an agreement to sell this division during 1996 and, accordingly, classified the net assets of this division as a long-term asset at October 31, 1996.

         On October 21, 1996, the Company sold the business and substantially all assets of its Newcor Machine Tool operation. Although assets were sold at approximately net book value, accruals were established for employee separation costs, costs associated with the collection of accounts receivable and pension plan costs. The Company recorded a loss of $824 at October 31, 1996 for the loss on the sale of Newcor Machine Tool and the estimated loss on disposition of Eonic. The remaining accruals associated with these dispositions at October 31, 1997 were not material.

F. INVENTORIES:
         Inventories at October 31, 1997 and 1996 are summarized as follows:

                                                                                          1997                     1996
Costs and estimated earnings of uncompleted
 contracts in excess of related billings
 of $1,066 in 1997 and $225 in 1996                                                  $  2,379                  $  4,075
Raw materials                                                                           3,752                     2,641
Work in process and finished goods                                                      1,953                     1,480
                                                                                     --------                  --------
                                                                                     $  8,084                  $  8,196
                                                                                     ========                  ========

         Costs and estimated earnings of uncompleted contracts in excess of related billings represents revenue recognized under the percentage of completion method in excess of amounts billed.

G. PROPERTY, PLANT AND EQUIPMENT:
         Property, plant and equipment at October 31, 1997 and 1996 is summarized as follows:

                                                                                          1997                     1996
Land and improvements                                                                $  1,096                  $  1,036
Buildings                                                                              11,815                    11,956
Machinery                                                                              25,457                    20,935
Office and transportation equipment                                                     3,078                     2,893
Construction in progress                                                                1,217                       723
                                                                                     --------                  --------
                                                                                       42,663                    37,543
Less accumulated depreciation                                                          14,544                    14,412
                                                                                     --------                  --------
                                                                                     $ 28,119                  $ 23,131
                                                                                     ========                  ========

H.  OPERATING LEASES:
         The Company leases certain manufacturing equipment and facilities, office space and other equipment under lease agreements accounted for as operating leases. Rent expense related to these leases aggregated approximately $1,342, $866, and $355 in 1997, 1996 and 1995, respectively.

Future minimum rental payments for leases extending beyond one year from October 31, 1997 are as follows:

Year Ending
October 31,                                                                 Amount
1998                                                                   $     1,437
1999                                                                         1,297
2000                                                                         1,220
2001                                                                         1,257
2002                                                                         1,246
Thereafter                                                                   2,678
                                                                       -----------
                                                                       $     9,135
                                                                       ===========

The Company also entered into operating lease commitments in October 1997 for approximately $11 million of equipment, the terms of which have not been finalized, but are expected to extend over seven years.

I. CREDIT ARRANGEMENTS AND LONG-TERM DEBT:
         A summary of long-term debt at October 31, 1997 and 1996 is as follows:

                                                                                          1997                     1996
Revolving credit line                                                                $ 17,000                 $   9,300
Term note                                                                              10,000                    10,000
Limited obligation revenue bonds, variable
  interest rate (average 3.8% in 1997 and
  3.6% in 1996), payable January 1, 2008                                                6,100                     6,100
                                                                                     --------                  --------

                                                                                      $33,100                  $ 25,400
                                                                                     ========                  ========

         As of October 31, 1997, the Company had $17 million outstanding under a revolving credit agreement with a major U.S. bank which was scheduled to expire February 28, 1999. At that time the credit agreement allowed for maximum borrowings of $25 million. The rate of interest on outstanding borrowings is principally at the Eurodollar base rate plus 1% or 6.63%. During 1996, the Company converted $10 million from the revolving credit agreement to a term note. The interest rate is fixed at 7.85%. The term note requires quarterly interest payments through May 1998 and monthly interest and principal payments from June 1998 through May 2003. The revolving credit agreement and the term note require the Company to comply with certain financial covenants including working capital, total debt and tangible net worth.
         As mentioned in Note B., the Company increased its revolving credit agreement to $37 million on December 5, 1997. On January 15, 1998, the revolving credit agreement was amended to allow the Company to increase total availability to $50.0 million upon satisfaction of certain conditions relating to the acquisition financing for MT&G, Deco and Turn-Matic. The revolving credit agreement is collateralized by substantially all of the Company's non-real estate assets and by Rochester Gear, Inc. real estate. The current expiration date for the revolving credit agreement is February 28, 2001.
         In September 1995, Rochester Gear, Inc., a wholly owned subsidiary of the Company (the Subsidiary), entered into a loan agreement whereby $6.1 million of limited obligation refunding revenue bonds were issued. These bonds which mature on January 1, 2008 are collateralized by the Subsidiary's land, building and equipment and guaranteed by the Company.
         Total interest payments aggregated $2,114, $2,109, and $1,553 in 1997, 1996, and 1995, respectively. Annual maturities of long-term debt are as follows:

Year Ending
October 31,                                                            Amount
1998                                                                 $         833
1999                                                                        19,000
2000                                                                         2,000
2001                                                                         2,000
2002                                                                         2,000
Thereafter                                                                   7,267
                                                                     -------------
                                                                     $      33,100
                                                                     =============

J. INCOME TAXES:
         Provision (benefit) for federal income taxes from continuing operations is as follows:

                                                                         1997                 1996                 1995
Currently payable                                                   $  1,430               $   940              $ 1,411
Deferred, net                                                            689                   674                 (181)
                                                                    --------               -------              -------
                                                                    $  2,119               $ 1,614              $ 1,230
                                                                    ========               =======              =======

         Significant components of the deferred tax assets and liabilities as of October 31, 1997 and 1996 are as follows:


                                                                         1997                 1996
Deferred tax assets:
  Accrued postretirement benefits                                   $  2,408               $ 2,157
  Percentage of completion revenue                                       265                   113
  Accrued vacation and employee benefits                                 380                   379
  Costs related to sale of businesses                                    684                 1,270
  Other                                                                  728                   819
                                                                    --------               -------
Total deferred tax assets                                              4,465                 4,738
                                                                    --------               -------
Deferred tax liabilities:
  Depreciation                                                         2,658                 1,395
  Pensions                                                               755                   634
  Goodwill and other                                                     374                   258
                                                                    --------               -------
Total deferred tax liabilities                                         3,787                 2,287
                                                                    --------               -------
Net deferred tax asset                                                $  678               $ 2,451
                                                                    ========               =======

         Reconciliation of the statutory federal tax rate to the effective rate is summarized as follows:

                                                                         1997                 1996                 1995
Statutory rate                                                         34.0%                34.0%                 34.0%
Nondeductible expenses                                                  2.1                  1.6                   1.8
Foreign sales corporation                                              (0.5)                (1.2)                 (1.4)
Other items, net                                                       (0.3)                (3.2)                 (0.4)
                                                                       ----                 ----                  ----
Effective tax rate                                                     35.3%                31.2%                 34.0%
                                                                       ====                 ====                  ====

                                                                         1997                 1996                 1995
Income taxes paid (refunded)                                          $1,615                  $550             $(1,667)


K. EMPLOYEE RETIREMENT BENEFITS:
Pension Plans:
         The Company provides retirement benefits for certain employees under several defined benefit pension plans. Benefits from these plans are based on compensation, years of service and either fixed dollar amounts per year of service or employee compensation during the later years of employment. The assets of the plans consist principally of cash equivalents, corporate and government bonds, and common and preferred stocks. The Company's policy is to fund only amounts required to satisfy minimum legal requirements.
         The following tables summarize the funded status, net periodic pension (benefit) expense and actuarial assumptions:



                                                                 1997                                 1996

                                                                        Accumulated            Assets       Accumulated
                                                    Assets Exceed          Benefits             Exceed         Benefits
                                                      Accumulated            Exceed        Accumulated           Exceed
                                                         Benefits            Assets           Benefits           Assets
Actuarial present value of accumulated benefit
obligations:
  Vested benefit obligation                          $16,853            $8,321                $15,438          $ 7,974
  Nonvested benefit obligation                           214               249                    499               99
                                                     -------            ------                -------          -------
                                                     $17,067            $8,570                $15,937          $ 8,073
                                                     -------            ------                -------          -------
Actuarial present value of
   projected benefit
   obligations                                       $18,514            $8,570                $17,851          $ 8,073
Plan assets at market value                           23,826             7,438                 21,230            6,428
                                                     -------            ------                -------          -------
Plan assets in excess of
 (less than) projected
  benefit obligation                                   5,312            (1,132)                 3,379           (1,645)
Unrecognized net asset                                (1,236)             (109)                (1,500)            (131)
Unrecognized net (gain) loss
 and other                                            (1,384)              614                    414            1,425
                                                     -------            ------                -------          -------
Prepaid (accrued) pension
 expense                                              $2,692             $(627)               $ 2,293          $  (351)
                                                      ======             =====                =======          =======



Net periodic pension (benefit) expense:                                  1997                 1996                 1995
  Service cost-benefits earned
   during the period                                                   $  460              $    808              $   846
  Interest cost on projected
   benefit obligation                                                   1,968                 1,938                1,912
  Actual return on assets                                              (5,337)               (4,045)              (4,015)
  Amortization of net gain and
   deferral                                                             2,828                 2,335                2,370
                                                                       ------               -------              -------
  Net periodic pension (benefit) expense                                 $(81)              $ 1,036              $ 1,113
                                                                       ======               =======              =======

Actuarial assumptions at end of year:                                    1997                 1996                 1995
  Discount rates                                                         7.5%                  8.0%                 8.0%
  Expected return on plan assets                                         9.0%                  9.0%                 9.0%
  Compensation increases                                                 5.0%                  5.0%                 6.0%


         The sale of Wilson during 1996 resulted in Wilson employees no longer earning additional benefits under the plans. As a result of the recognition of prior service costs for these employees, the Company recognized a pre-tax pension curtailment charge of approximately $400 as a component of the loss on discontinued operations in 1996.

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

         The following tables summarize the accrued postretirement benefit obligation, net periodic postretirement benefit costs and actuarial assumptions:

                                                                                   1997           1996
Accumulated postretirement benefit obligation:
  Retirees                                                                       $6,048         $6,333
  Other fully eligible participants                                                 105             98
                                                                                 ------         ------
Total accumulated postretirement
 benefit obligations                                                              6,153          6,431
Unrecognized net gain (loss) from changes
 in assumptions                                                                     185            (86)
                                                                                 ------         ------
Accrued postretirement benefit cost                                              $6,338         $6,345
                                                                                 ======         ======

                                                                                   1997           1996             1995

Net periodic postretirement benefit cost, principally
  interest cost on projected benefit obligations                                 $  478         $  485           $  538
                                                                                 ======         ======           ======

                                                                                   1997           1996
Actuarial assumptions:
Discount rates                                                                      8.0%           8.0%
Health care cost current rate of increase:
  Medical                                                                           7.8%           8.0%
  Prescription drugs                                                                9.6%          10.0%
Ultimate health care cost rate of
 increase by 2004:
  Medical                                                                           6.0%           6.0%
  Prescription drugs                                                                6.0%           6.0%
Increase due to a 1% increase in health
 care cost trend rate:
  APBO                                                                              7.3%           6.6%
  Net periodic postretirement benefit cost                                          7.6%           6.9%


L. STOCK OPTION PLANS:
         The Company has four stock option plans: a 1982 plan and a 1993 plan which are expired except as to options still outstanding and two 1996 plans (the Non-Employee Directors Stock Option Plan and the Employee Incentive Stock
Plan). Under the Non-Employee Directors Stock Option Plan, 105,000 common stock options may be granted to non-employee directors. The Employee Incentive Stock Plan provides for the use of several long-term incentive compensation tools for key employees, including incentive stock options which are limited to a maximum of 315,000 shares. Option prices for both plans must not be less than the fair market value of the Company's stock on the date granted. Options are exercisable over 10 years and vest at a rate of 25% each year, commencing in the second year. The weighted average remaining exercise period relating to outstanding options at October 31, 1997 is approximately seven years. Options expire upon termination of employment or one year following death or retirement. No charge is made against income when options are exercised. Common stock options outstanding are as follows:

                                                                                   Weighted
                                                                                    Average
                                                                     Shares      Option Price
Outstanding at November 1, 1994                                      75,264         $  8.77
   Granted                                                          113,925            6.68
   Exercised                                                         (1,889)           5.13
   Expired                                                          (26,364)           9.89
                                                                    -------
Outstanding at October 31, 1995                                     160,936            7.63
   Granted                                                           16,695            9.01
   Exercised                                                         (7,631)           5.13
   Expired                                                           (5,513)           8.33
                                                                    -------
Outstanding at October 31, 1996                                     164,487            7.86
   Granted                                                           73,815            8.00
   Exercised                                                            -                -
   Expired                                                           (6,300)           9.14
                                                                    -------
Outstanding at October 31, 1997                                     232,002        $   7.83
                                                                    -------
Exercisable shares at October 31, 1997                               91,062        $   8.09
                                                                    =======
Options available to grant at October 31, 1997                      339,501
                                                                    =======

         The Company applies the intrinsic value based method to account for stock options granted to employees. This method is set forth in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Under this method, no compensation expense is recognized on the grant date since on that date the option price equals the market price of the underlying common stock. Net income and net income per share for 1997 and 1996 would not have been materially different from reported amounts if compensation expense had been determined based on the fair value method as set forth in Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation."

M. SEGMENT REPORTING:
         The Company reports its activities under three industry segments:
Precision Machined Products, Rubber and Plastic, and Special Machines. The Precision Machined Products segment consists of automotive components and farm equipment parts machined in dedicated manufacturing cells. The Rubber and Plastic segment consists of molded rubber and plastic parts primarily for the automotive industry. These two segments had previously been known as the Components and Assemblies segment. Further segmentation was due to the growth of the Company's Components and Assemblies business. Special Machines consist of standard individual machines, as well as custom designed machines, all manufactured on a made-to-order basis. Information by industry segment is summarized below:

                                      Precision
                                       Machined         Rubber and            Special
                                       Products            Plastic           Machines           Corporate      Consolidated
Sales to unaffiliated
 customers (1)
  1997                                 $ 60,471           $ 48,517           $ 21,860                              $ 130,848
  1996                                   48,439             32,447             30,858                                111,744
  1995                                   42,382             17,165             30,626                                 90,173
Operating income (loss) from
  continuing operations
  1997                                  $ 5,336            $ 2,015            $ 2,275           $  (1,323)         $   8,303
  1996                                    3,711              1,908              2,907              (1,745)             6,781
  1995                                    3,638              1,161              2,228              (1,673)             5,354
Identifiable assets
  1997                                 $ 32,683           $ 34,192           $ 10,855            $ 13,153          $  90,883
  1996                                   30,789             20,940             15,050              10,720             77,499
  1995                                   32,036              6,050             30,857               8,610             77,553
Capital expenditures


  1997                                 $  1,332           $  1,057           $    332            $    818          $  3,539
  1996                                    1,547                755                639                   5             2,946
  1995                                    3,499                661                395                  25             4,580
Depreciation and amortization
  1997                                 $  2,113           $  1,677           $    376            $    114          $  4,280
  1996                                    2,278                770                468                 106             3,622
  1995                                    2,080                284                453                  33             2,850

(1) Sales to three manufacturers in the automotive industry, all representing over 10% of consolidated sales, aggregated approximately $58, $46, and $39 million in 1997, 1996, and 1995, respectively. Sales to agricultural equipment manufacturers, principally one customer, were $40, $19, and $14 million in 1997, 1996, and 1995, respectively.

N.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED):

                                                                      Quarter
                                              First           Second            Third          Fourth             Total
1997:
Sales                                       $27,975          $34,589          $32,385          $35,899         $130,848
Gross margin                                  5,330            6,539            5,465            6,431           23,765
Net income                                      366            1,082            1,222            1,220            3,890
Net income per share                          $0.07            $0.22            $0.25            $0.25            $0.79
Share prices:
   High                                    $   9.41         $   9.17         $   8.69         $   9.88             -
   Low                                         7.03             7.50             6.91             7.50             -
Dividends                                      0.05             0.05             0.05             0.05             -

                                                                      Quarter
                                              First           Second            Third          Fourth             Total
1996:
Sales                                       $23,260          $27,128          $27,902          $33,454         $111,744
Gross margin                                  5,335            5,497            5,038            6,787           22,657
Income from continuing
 operations                                   1,247              834              604              873            3,558
Loss from discontinued
 operations                                    (772)          (3,931)               -                -           (4,703)
                                           --------        ---------         --------         --------       ----------
Net income (loss)                           $   475          $(3,097)          $  604          $   873        $  (1,145)
Earnings (loss) per share:
  Continuing operations                     $  0.25          $  0.17          $  0.12          $  0.18         $   0.72
  Discontinued operations                     (0.16)           (0.80)
                                                                                    -                -            (0.96)
                                          ---------        ---------        ---------        ---------        ---------
Net income (loss) per share                 $  0.09          $ (0.63)         $  0.12          $  0.18         $  (0.24)
Share prices:
   High                                     $  9.77           $10.23           $11.91          $  9.41             -
   Low                                         6.91             7.27             8.45             7.86             -
Dividends                                      0.05             0.05             0.05             0.05             -





O. CONTINGENT LIABILITIES:
         The Company has been notified by one of its largest customers that the customer is defending itself in a patent infringement lawsuit involving certain processes/methods used on manufacturing equipment supplied by numerous vendors including one of the Company's former divisions within the Special Machines segment. The Company retained responsibility for this matter when it sold the related business. Certain component suppliers of the Company have been notified of their potential responsibility to the Company in connection with this action. The Company does not possess sufficient information to evaluate the validity of this claim and, accordingly, is unable to determine whether it will ultimately be required to make any payment related to this lawsuit, or the extent to which any such payment could be offset or mitigated by claims against suppliers.
         During the past two years, the Company sold several of its businesses, including the division that produced the equipment described above. In each case the Company's agreement with the purchaser requires it to indemnify the purchaser for various claims including certain environmental, product liability, warranty and other claims that may arise relating to the conduct of the business before the date of sale, subject in some cases to limits on the time within which an indemnification claim may be brought or the maximum amount the Company may be required to pay. The Company provided for its estimated indemnification obligations when these businesses were sold and has no reason to believe there are potential claims against it in excess of this provision, although no specific amounts are included in such reserve with respect to the patent infringement action described above.
         Various other legal matters arising during the normal course of business are pending against the Company. Management does not expect that the ultimate liability, if any, of these matters will have a material effect on future consolidated financial statements.

                          FIVE YEAR FINANCIAL SUMMARY

         The following financial summary for the years indicated has been derived from the consolidated financial statements of Newcor, Inc. Information for 1996 and prior years, excluding balance sheet information, has been restated for the discontinued operations of Wilson Automation.

(In thousands, except
 per share amounts)                            1997             1996             1995             1994             1993

                                                                Operating Results
Precision Machined Products:
   Sales                                   $ 60,471         $ 48,439         $ 42,382         $ 32,183         $ 24,039
   Operating income                           5,336            3,711            3,638            2,192            1,182
Rubber and Plastic:
   Sales                                     48,517           32,447           17,165           14,733           12,116
   Operating income                           2,015            1,908            1,161            1,464              623
Special Machines:
   Sales                                     21,860           30,858           30,626           27,200           29,228
   Operating income
   (loss) from continuing operations          2,275            2,907            2,228          (3,071)              111
Consolidated:
   Sales                                    130,848          111,744           90,173           74,116           65,383
   Gross margin                              23,765           22,657           16,618           11,069           11,645
   Interest expense                           2,070            1,787            1,504            1,111              575
   Income (loss) from
    continuing operations before
    cumulative effect of changes
    in accounting principles                  3,890            3,558            2,391             (850)              72
   Per share income(loss)
    from continuing operations
    before cumulative effect of
    changes in accounting
    principles (1)                             0.79             0.72             0.49            (0.17)            0.01
   Net income (loss)                          3,890           (1,145)             881           (2,202)             884
   Net income (loss)
    per share  (1)                             0.79            (0.24)            0.18            (0.45)            0.18
   Dividends per share (1)                     0.19             0.19             0.19             0.19             0.19

                                                               Financial Position
Working capital                             $17,938          $14,951         $ 26,575         $ 32,186         $ 25,309
Current ratio                                  1.84             1.87             2.63             2.66             2.05
Net property, plant
 and equipment                               28,119           23,131           24,518           22,793           17,632
Total assets                                 90,883           77,499           77,553           84,836           73,305
Total debt                                   33,100           25,400           26,200           31,500           12,000
Shareholders' equity                         27,415           24,441           25,909           25,157           28,440
Debt as percent of
 total capitalization                          54.7%            51.0%            50.3%            55.6%            29.7%

                                                              Other Financial Data
Shareholders' equity
 per share (1)                                $5.55            $4.96            $5.27            $5.12            $5.59
Depreciation and amortization
  from continuing operations                  4,280            3,622            2,850            2,235            1,593
Capital expenditures from
  continuing operations                       3,539            2,946            4,580            4,568            4,951
Weighted average
 shares outstanding (1)                       4,940            4,923            4,913            4,895            4,837

(1) Share and per share data have been restated to reflect a 5% stock dividend declared on June 11, 1997.