Form 10-K405, Exhibit 13
period 1998-10-31
NEWCOR INC
filed 1999-01-28
CIK 71745

EXHIBIT 13

                                  NEWCOR, INC.
                             Exhibit 13 to Form 10-K
                       For the Year Ended October 31, 1998
           Portion of Newcor, Inc. 1998 Annual Report to Shareholders


                           FIVE YEAR FINANCIAL SUMMARY

         The following financial summary for the years indicated has been derived from the consolidated financial statements of Newcor, Inc. Information for 1996 and prior years, excluding balance sheet information, has been restated for the discontinued operations of Wilson Automation.

(In thousands, except
 per share amounts)                              1998              1997             1996              1995             1994

                                                            Operating Results
Precision Machined Products:
   Sales                                     $138,784          $ 60,471         $ 48,439           $42,382          $32,183
   Operating income                            15,042             6,157            4,525             4,865            2,777
Rubber and Plastic:
   Sales                                       49,238            48,517           32,447            17,165           14,733
   Operating income (loss)                      1,213             3,172            2,647             1,532            1,693
Special Machines:
   Sales                                       18,198            21,860           30,858            30,626           27,200
   Operating income
   (loss) from continuing operations              549             2,005            3,972             3,396           (2,334)
Consolidated:
   Sales                                      206,220           130,848          111,744            90,173           74,116
   Gross margin                                33,965            23,765           22,657            16,618           11,069
   Interest expense                            10,821             2,070            1,787             1,504            1,111
   Income (loss) from
    continuing operations                      (1,159)            3,890            3,558             2,391             (850)
   Per share income (loss)
    from continuing operations
     - basic and diluted (1)                    (0.23)             0.79             0.72              0.49            (0.17)
   Net income (loss)                           (1,159)            3,890           (1,145)              881           (2,202)
   Net income (loss) per share
     - basic and diluted (1)                    (0.23)             0.79            (0.24)             0.18            (0.45)
   Dividends per share (1)                       0.05              0.19             0.19              0.19             0.19

                                                           Financial Position
Working capital                              $ 29,042          $ 17,938         $ 14,951           $26,575          $32,186
Current ratio                                    1.88              1.84             1.87              2.63             2.66
Net property, plant and equipment              53,837            28,119           23,131            24,518           22,793
Total assets                                  212,537            90,883           77,499            77,553           84,836
Total debt                                    143,467            33,100           25,400            26,200           31,500
Shareholders' equity                           25,529            27,415           24,441            25,909           25,157
Debt as percent of total capitalization          84.9%             54.7%            51.0%             50.3%            55.6%

                                                         Other Financial Data
Shareholders' equity per share (1)           $   5.17          $   5.55         $   4.96           $  5.27          $  5.12
Depreciation and amortization
  from continuing operations                    9,185             4,280            3,622             2,850            2,235

Earnings before interest, taxes,
  depreciation and amortization
  from continuing operations                   18,425            12,583           10,403             8,204            1,585
Capital expenditures from
  continuing operations                         8,123             3,539            2,946             4,580            4,568
Weighted average shares outstanding (1)         4,942             4,940            4,923             4,913            4,895

(1) Share and per share data have been restated to reflect a 5% stock dividend declared on June 11, 1997.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management's discussion and analysis of financial condition and results of operations ("MD&A") should be read in conjunction with the Company's consolidated financial statements and notes thereto included elsewhere herein.

Overview
The Company is organized into three operating segments: the Precision Machined Products segment, the Rubber and Plastic segment and the Special Machines segment. The Precision Machined Products segment produces transmission, powertrain and engine components and assemblies for the automotive, medium and heavy duty truck, and agricultural vehicle industries. The Rubber and Plastic segment produces cosmetic and functional seals and boots and functional engine compartment products primarily for the automotive industry. The Special Machines segment designs and manufactures welding, assembly, forming, heat treating and testing machinery and equipment for the automotive, appliance and other industries.

The last three fiscal years have marked a period of significant change and transition for the Company. The Company completed three acquisitions in the Rubber and Plastic segment during 1996: Boramco, Inc. and Rubright, Inc. on January 2, 1996 and Production Rubber Products, Inc. on April 1, 1996. These acquisitions were combined with Midwest Rubber, a division acquired in fiscal 1992, to strengthen the Company's market position in this segment and to create the critical mass management considers necessary to effectively provide the engineering support, innovative products, and product line breadth required to continue to meet its customers' needs. The Rubber and Plastic segment was further enhanced with a fourth acquisition, Plastronics Plus, Inc. ("Plastronics"), in January 1997.

Consistent with management's strategy of reducing the impact on the Company of the volatility of results of the Special Machines segment, the Company completed the sale of two of the three divisions within this segment in fiscal 1996. On May 6, 1996, the Company sold the business and certain assets of its Wilson Automation ("Wilson") division. The Wilson divestiture was accounted for as a discontinued operation, and, accordingly, the results of operations of Wilson have been removed from continuing operations in the Consolidated Statements of Income and related Notes and reclassified to discontinued operations for fiscal 1996 and prior years. Effective October 21, 1996, Newcor also sold its Newcor Machine Tool ("NMT") division, which manufactured multi-stationed metal cutting machines and CNC lathes.

The Company's strategy to build its Precision Machined Products segment as a high volume automotive supplier took a significant step forward as a result of the following actions. On March 6, 1997 the Company sold its Eonic, Inc. ("Eonic") division that was principally a low growth, low volume manufacturer of industrial cams and camshafts. On December 23, 1997, the Company purchased the assets and business of Machine Tool & Gear, Inc. ("MT&G") for approximately $27.3 million, and assumed approximately $5.8 million of debt, which was subsequently retired. MT&G manufactures differential pinion and side gears, output shafts and rear axle shafts for the automotive industry. On March 4, 1998, the Company acquired the common stock of the three companies comprising The Deco Group ("Deco") for approximately $55.0 million and the common stock of Turn-Matic, Inc. ("Turn-Matic") for approximately $17.0 million, concurrent with the issuance of $125 million of 9.875% Senior Subordinated Notes due 2008 (the "Notes"). Deco manufactures high-volume, precision-machined engine and powertrain components and assemblies for the medium and heavy truck and automotive industries, while Turn-Matic manufactures high volume, precision machined engine components and assemblies for the automotive industry.

Results of Continuing Operations
The following table illustrates the factors causing year-to-year sales trends by segment, including the effect of flow through sales, acquisitions and divestitures, and net incremental business from operations owned throughout each year presented. The flow through sales were caused when a customer that had been providing material to the Company decided to have the Company purchase the material and include the value of the material in the selling price.

                                 PRECISION
                                 MACHINED         RUBBER AND        SPECIAL
  (in millions)                  PRODUCTS          PLASTIC          MACHINES           TOTAL
1996 Sales                        $ 48.4            $32.4             $30.9           $111.7
Flow through sales                  14.5                                                14.5
Acquisitions                                         13.2                               13.2
Divestitures                       (10.4)                              (6.5)           (16.9)
Net incremental business             8.0              2.9              (2.6)             8.3
                              --------------------------------------------------------------------------
1997 Sales                        $ 60.5            $48.5             $21.8           $130.8
Acquisitions                        85.1                                                85.1
Net decrease in business            (6.8)             0.7              (3.6)            (9.7)
                              --------------------------------------------------------------------------
1998 Sales                        $138.8            $49.2             $18.2           $206.2
                              ==========================================================================

Fiscal 1998 Compared with Fiscal 1997
The Company achieved record sales in 1998 of $206.2 million, an increase of $75.4 million, or 57.6%, from 1997 sales of $130.8 million. Sales for the Precision Machined Products segment increased $78.3 million, or 129.4%, to $138.8 million, sales for the Rubber and Plastic segment increased $0.7 million, or 1.4%, to $49.2 million, while sales for the Special Machines segment decreased $3.6 million, or 16.5% to $18.2 million. The increase in sales for the Precision Machined Products segment was primarily due to the recent acquisitions of MT&G, Deco and Turn-Matic (referred to collectively as the "Acquisitions"), which had aggregate sales of approximately $85.1 million during 1998, partially offset by approximately $6.8 million of decreased product sales within existing divisions mainly caused by the downturn in the agricultural machined components market that began during July 1998. The increase in sales for the Rubber and Plastic segment was primarily due to the acquisition of Plastronics in January 1997, partially offset by the effects of the General Motors strike during the third quarter of 1998. Sales decreases within the Special Machines segment were due to insufficient new orders to sustain the business that was achieved during 1997.

Consolidated gross profit increased $10.2 million to $34.0 million in 1998 from $23.8 million in 1997. The increase in gross profit is attributable to the increase in sales described above, partially offset by a decrease in consolidated gross margin. Consolidated gross margin decreased to 16.5% in 1998 from 18.2% in 1997. The decrease in margin was primarily attributable to several factors. High hourly labor turnover, particularly in the Rubber and Plastic segment, reduced production efficiency significantly in the first quarter of 1998. Although turnover remained relatively high due to full employment, actions taken to mitigate turnover have resulted in lower labor turnover since the first quarter of 1998. In addition, a vehicle assembly line changeover at a customer of the Precision Machined Products segment and pricing issues on certain coated metal parts produced by the Rubber and Plastic segment resulted in temporary losses of gross margin during the year. The customer assembly line changeover was completed and the pricing issues were resolved with the customer in the first half of 1998. Underabsorbed overhead in the third quarter that resulted from low GM strike related production schedules and in the fourth quarter due to much lower agricultural machined components production schedules also adversely impacted gross margins. Finally, the Special Machines segment's low level of sales and slow rate of new orders in the first half of 1998 caused further reductions in gross margin during 1998. Although the Special Machines segment's rate of new orders did improve during the second half of 1998, the segment's sales and gross margin will not benefit from this new business until fiscal 1999 due to the relatively long lead time required to complete the orders.

Selling, general and administrative expenses ("SG&A") increased to $20.8 million in 1998 from $14.9 million in 1997. SG&A as a percentage of sales decreased to 10.1% in 1998 from 11.4% in 1997. The increase in SG&A expense was primarily due to the acquisitions in the Precision Machined Products segment, which added approximately $6.0 million of SG&A expense in 1998. This increase was partially offset by lower employee related costs. The primary reason for the decrease in SG&A as a percentage of sales was the sales increase described above.

Amortization expense increased to $3.5 million in 1998 from $0.9 million in 1997 due to the Acquisitions.

Operating income (loss) by segment in each year was as follows (in thousands):

                                     10/31/98          10/31/97         10/31/96
                                     --------          --------         --------
Precision Machined Products            15,042             6,157           4,525
Rubber and Plastic                      1,213             3,172           2,647
Special Machines                          549             2,005           3,972
Corporate                              (3,684)           (2,449)         (2,936)
Amortization Expense                   (3,477)             (879)           (603)
Nonrecurring gain (loss)                 (403)              297            (824)
                                       ------            ------          ------
  Total operating income                9,240             8,303           6,781
                                       ======            ======          ======

Consolidated operating income increased $0.9 million to $9.2 million in 1998 from $8.3 million in 1997, and consolidated operating margin decreased to 4.5% of sales in 1998 from 6.3% of sales in 1997.

Operating income for the Precision Machined Products segment increased $8.9 million to $15.0 million in 1998 from $6.2 million in 1997. Operating margin increased to 10.8% of segment sales in 1998 from 10.2% in 1997. The increase in operating income was primarily due to the Acquisitions. Operating income and operating margins at existing divisions within this segment were down when compared with 1997 primarily due to the effect of lower sales caused by customer schedule reductions, mainly for the Company's agricultural industry machined components.

Operating income for the Rubber and Plastic segment decreased $2.0 million to $1.2 million in 1998 from $3.2 million in 1997. Operating margin decreased to 2.5% of sales in 1998 from 6.5% of segment sales in 1997. The decrease in operating income was primarily due to the loss of gross margin associated with the General Motors strike during the third quarter of 1998, operational inefficiencies during the first half of 1998 from high labor turnover caused by full employment in local economies and increased costs related to the start of new parts production during the first half of 1998. The high labor turnover did improve during the second half of 1998.

Operating income for the Special Machines segment decreased $1.5 million to $0.5 million in 1998 from $2.0 million in 1997. Operating margin decreased to 3.0% of segment sales in 1998 from 9.2% of segment sales in 1997. The decrease in operating income and margin was primarily due to the decline in sales.

Consolidated operating income was impacted by a nonrecurring net loss of $0.8 million resulting from a plant consolidation program in the Rubber and Plastic segment and separation costs for the former chief executive officer, partially offset by a gain of $0.4 million related to the sale of the land and building where the Company's NMT division was located prior to its being sold in October 1996. Nonrecurring items in 1997 included a net gain on the sale of a building of $1.0 million, which was partially offset by a $0.7 million loss on the sale of Eonic.

Interest expense was $10.8 million and $2.1 million in 1998 and 1997, respectively. The increase in interest expense was primarily due to the issuance of the Notes to finance the Acquisitions. The effective tax rate was 33.9% in 1998 and 35.3% in 1997.

Fiscal 1997 Compared with Fiscal 1996
The Company achieved record sales in 1997 of $130.8 million, an increase of $19.1 million, or 17.1%, from 1996 sales of $111.7 million. Sales for the Precision Machined Products segment increased $12.1 million, or 24.8%, to $60.5 million, sales for the Rubber and Plastic segment increased $16.1 million, or 49.5%, to $48.5 million, while sales for the Special Machines segment decreased $9.1 million, or 29.2% to $21.8 million. The increase in sales for the Precision Machined Products segment was due to approximately $8.0 million of increased product sales within existing divisions and flow through sales of material of approximately $14.5 million, partially offset by the effect of $10.4 million in 1996 sales attributable to the divested Eonic division. The $14.5 million increase from flow through sales occurred because a customer that had been providing material to the Company decided to have the Company purchase the material and include the value of the material in the selling price. Without the flow through sales, the Company's overall sales would have increased $4.6 million, or 4.1%, over 1996 sales. The increase in sales for the Rubber and Plastic segment was primarily due to the inclusion of a full year of results for three rubber and plastic component companies acquired during the first two quarters of fiscal 1996, as well as the January 1997 acquisition of Plastronics. Additional sales from the four acquired Rubber and Plastic segment companies aggregated approximately $13.2 million during 1997. The remaining growth within the Rubber and Plastic segment of $2.9 million was due to incremental new business at the existing division within this segment. Sales decreases within the Special Machines segment were due to the effect of $6.5 million in 1996 sales attributable to the divested NMT division that was sold during 1996 and a $2.6 million sales decrease at the remaining division within this segment ("Bay City"). The sales decrease at the Bay City division was due to insufficient new orders to sustain the business that was achieved during 1996.

Consolidated gross profit increased $1.1 million to $23.8 million in 1997 from $22.7 million in 1996. The increase in gross profit is attributable to the increase in sales, partially offset by a decrease in consolidated gross margin. Consolidated gross margin decreased to 18.2% in 1997 from 20.3% in 1996. The decrease in margin was primarily attributable to the effect of the $14.5 million of flow through material sales that the Precision Machined Products segment purchased in 1997 rather than receiving from the customer during 1996. These sales generated $0.7 million of incremental gross profit. Other factors that adversely impacted margin were the decline in sales in the Special Machines segment (which has generally commanded higher margins than other segments), and reduced margins due to product mix within this segment. In addition, gross margin within the Rubber and Plastic segment was negatively impacted by production inefficiencies associated with high labor turnover caused by relatively full employment and increased costs associated with starting production on new parts for the 1998 model year. High labor turnover continued to affect certain businesses in the Rubber and Plastic segment in 1998, as described above. Partially offsetting margin reductions were operating performance gains that resulted from the Company's continuous improvement programs at certain of the Company's divisions, particularly within the Precision Machined Products segment. The genesis of the Company's commitment to continuous improvement began in late 1995 when a business operating system (the "Newcor Operating System") was introduced with an emphasis on the use of continuous improvement tools such as cellular manufacturing, one-piece flow, value engineering, kaizen, and team-oriented problem solving. As is common in the automotive supplier industry, certain of the Company's long-term contracts required price reductions over the term of the contract. These price reductions were largely offset by the impact of pricing on new products and cost reductions related to the continuous improvement programs.

SG&A increased to $14.9 million in 1997 from $14.5 million in 1996. SG&A as a percentage of sales decreased to 11.4% in 1997 from 13.0% in 1996. The increase in SG&A expense was primarily due to the acquisitions in the Rubber and Plastic segment, which added approximately $2.7 million of SG&A expense in 1997, largely offset by an approximate $2.3 million reduction due to the divestitures of Eonic and NMT. The remaining increase in SG&A was principally due to expenditures incurred to evaluate and select hardware and software and begin the implementation of a company-wide information system and train employees in the Newcor Operating System. The primary reason for the decrease in SG&A as a percentage of sales was the sales increase described above.

Amortization expense increased $0.3 million to $0.9 million in 1997 from $0.6 million in 1996, as a result of the four acquisitions during 1997 and 1996.

Consolidated operating income increased $1.5 million to $8.3 million in 1997 from $6.8 million in 1996, and consolidated operating margin increased to 6.3% of sales in 1997 from 6.1% of sales in 1996.

Operating income for the Precision Machined Products segment increased $1.7 million to $6.2 million in 1997 from $4.5 million in 1996. Operating margin increased to 10.2% of segment sales in 1997 from 9.3% in 1996. The increase in operating income was due to $0.7 million of operating income from the $14.5 million of flow through sales of previously provided customer material as described above, incremental income associated with new business and the elimination of significant start up costs that were incurred during 1996 for certain new business and the reduction of controllable variable costs through the continued implementation of the Newcor Operating System. The increase was partially offset by the effect of $0.5 million in 1996 operating income, net of a nonrecurring disposition charge of $0.2 million, attributable to the divested Eonic division. Operating margins increased due to the elimination of significant start up costs that affected 1996 results and implementation of the Newcor Operating System as described above. The increase in operating margins within this segment was partially offset by the lower margin on the $14.5 million of flow through sales described above.

Operating income for the Rubber and Plastic segment increased $0.6 million to $3.2 million in 1997 from $2.6 million in 1996. Operating margin decreased to 6.5% of segment sales in 1997 from 8.0% of segment sales in 1996. The increase in operating income was due to incremental income from the acquisitions described above, largely offset by the effects of production inefficiencies associated with high labor turnover caused by relatively full employment and increased costs associated with starting production on new parts for the 1998 model year. These developments, and, to a lesser extent, pricing issues on certain coated metal parts produced by the segment, resulted in the operating margin reduction.

Operating income for the Special Machines segment decreased $2.0 million to $2.0 million in 1997 from $4.0 million in 1996. Operating margin decreased to 9.2% of segment sales in 1997 from 12.9% of segment sales in 1996. The decrease in operating income and margin was primarily due to the decline in sales and a shift in product mix at Bay City, the remaining division in this segment.

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

Liquidity and Capital Resources
The Company's 1998 net cash inflow from continuing operations was primarily the result of depreciation and amortization expense offset by the loss from continuing operations. The positive cash flow from continuing operations of $7.1 million and other cash inflows of $125.0 million from the issuance of the Senior Subordinated Notes due 2008 and $1.6 million from the sale of capital assets, primarily a building, were partially offset by cash outflows of $102.0 million to finance acquisitions, $14.6 million to repay debt, $8.1 million to purchase capital equipment and $4.8 million of issuance costs for the Senior Subordinated Notes due 2008.

Effective January 15, 1998, the Company's revolving credit facility with a major U.S. bank was amended and restated to become the Senior Credit Facility and was increased to provide total revolving credit availability of $50.0 million concurrent with completion of the issuance of the Notes on March 4, 1998. Availability of funds under the Senior Credit Facility is subject to satisfaction of certain financial ratios and other conditions. At October 31, 1998, the Company had $3.2 million outstanding under its Senior Credit Facility. The Senior Credit Facility covenant related to the ratio of funded debt to earnings before interest, taxes, depreciation and amortization limited the borrowing availability to $22.3 million at October 31, 1998. The Senior Credit Facility is collateralized by substantially all of the Company's non-real estate assets and by Rochester Gear, Inc.'s real estate. The current expiration of the Senior Credit Facility is February 28, 2001.

The Company is highly leveraged as a result of the Notes. The Company's ability to make scheduled payments of principal of, or to pay the interest on, or to refinance, its indebtedness (including the Notes) or to fund planned capital expenditures will depend on its future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond its control.

The Company believes that, through a combination of cash flow from operations and available cash, together with the available credit under the Senior Credit Facility, it will have adequate cash available to meet its anticipated needs for fiscal 1999. However, there can be no assurance that the Company's business will generate sufficient cash flow from operations, that anticipated growth opportunities and operating improvements will be realized or that future borrowings will be available under the Senior Credit Facility in an amount sufficient to enable the Company to service its indebtedness.

During fiscal 1997 and the first quarter of 1998, the Company continued to pay a quarterly cash dividend of $.05 per share of common stock. Total dividends paid were $1.0 million in 1997 and $0.2 million in the first quarter of 1998. The terms of the Notes required suspension of the cash dividend.

Other Financial Data/Information
On a pro-forma basis as if Newcor had completed the acquisitions of MT&G, Deco and Turn-Matic at November 1, 1997, the Company's sales, operating income, interest expense, depreciation, amortization, and capital expenditures for the quarter and year ended October 31, 1998 would have been as follows.

                                            Period Ended October 31, 1998
                                      Quarter                            Year
                                      -------                            ----
Sales                                 $62,800                          $241,700
Operating income                        2,600                            13,100
Interest expense                        3,600                            14,500
Depreciation                            1,700                             6,600
Amortization                            1,100                             4,500
Capital expenditures                    4,600                             9,100

Recent Developments
On November 6, 1998, the board of directors of Newcor approved changing the Company's annual reporting period from a fiscal year ending October 31 to a calendar year ending December 31. This change will result in a short period report for both financial statement and tax purposes for the period from November 1, 1998 to December 31, 1998. The first full year to be reported on a calendar year basis will be for the year ending December 31, 1999.

Year 2000
The year 2000 ("Y2K") issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's systems or equipment that have date-sensitive software using only two digits may recognize a date using "00" as the year 1900 rather than the year 2000. The resulting system failures or miscalculations may cause disruption of operations, including the temporary inability to process transactions or send and receive electronic data with third parties or engage in similar normal business activities.

The Company began to address the Y2K issue in 1997 by identifying all systems and equipment that could be affected by the Y2K issue. This process is substantially complete. The Company is currently in the process of remediating or replacing all identified non-compliant systems and equipment. For its information technology, the Company is currently in the process of replacing old non-compliant systems with a new Enterprise Resource Planning ("ERP") computer system that is Y2K compliant. Capitalized costs related to the system implementation, which were incurred in the last two fiscal years, approximated $1.7 million as of October 31, 1998. Management currently estimates that implementation of the new ERP system is approximately 25% complete, with approximately 50% of the expected costs incurred for the project. Projected completion of the new ERP system at locations that use non-compliant systems is the second half of 1999. Costs incurred for remediation of non-information technology systems and equipment, including production equipment, telephones, security and electrical, are not expected to be material. Many of these systems are currently Y2K compliant. The Company's Y2K efforts are funded through operating cash flow.

In 1997 the Company began communicating with its significant suppliers and large customers to determine the extent to which the Company is vulnerable to such parties' failure to remediate their own Y2K issues. Management continues to evaluate the responses received and their remediation plans. The Company's evaluation of these remediation plans and its assessment of the risk that any issues identified could have a material adverse impact on the Company could have a significant impact on its development of a contingency plan.

Although a failure on the part of the Company's significant suppliers or large customers to effectively remediate their Y2K issues in a timely manner may affect Company operations, management does not believe that any material exposure to significant business interruption exists as a result of Y2K compliance issues. Therefore, the Company has not adopted any formal contingency plan. While management believes that the estimated cost of becoming Y2K compliant is not significant to the Company's financial results, failure to complete all the work in a timely manner could result in material financial risk. While management expects all planned work to be completed, there can be no guarantee that all systems will be in compliance by the year 2000, that the systems of the Company's significant suppliers and large customers will be converted in a timely manner, or that contingency planning will be able to fully address all potential interruptions. Therefore, Y2K issues could cause delays in the Company's ability to produce or ship its products, process transactions, or otherwise conduct its business.

Cautionary Statements Under the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995.

This MD&A contains "forward-looking statements" within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. A number of factors could cause actual results to differ materially from those included in or suggested by such forward-looking statements, including without limitation: the cyclical nature of the industries served by the Company, all of which have encountered significant downturns in the past; the level of production by and demand from the Company's principal customers, upon which the Company is substantially dependent, including the three major domestic automobile manufacturers, American Axle & Manufacturing, Detroit Diesel Corporation and Deere & Company; whether, when and to what extent expected orders materialize;

whether the Company will be able to successfully launch new programs; the impact on the Company of actions by its competitors, some of which are significantly larger and have greater financial and other resources than the Company; developments with respect to contingencies, including environmental matters, litigation and retained liabilities from businesses previously sold by the Company; and the extent to which the Company's new ERP computer system performs as anticipated and the accuracy of the information supplied by the Company's suppliers and customers concerning their year 2000 readiness. All forward-looking statements in this MD&A are qualified by such factors, as well as by the further discussion of these and other risks and uncertainties of the Company's business provided in the Business section of the Company's 1998 Form 10-K. The Company disclaims any obligation to update any such forward-looking statements.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Newcor, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders' equity, and of cash flows present fairly, in all material respects, the financial position of Newcor, Inc. and its subsidiaries at October 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




/s/ PRICEWATERHOUSECOOPERS LLP
Detroit, Michigan
December 8, 1998

                                  NEWCOR, INC.
                        CONSOLIDATED STATEMENTS OF INCOME
                    (In thousands, except per share amounts)

For the years ended October 31,                                                       1998              1997               1996
Sales                                                                               $206,220          $130,848          $111,744
Cost of sales                                                                        172,255           107,083            89,087
                                                                                    --------          --------          --------
Gross margin                                                                          33,965            23,765            22,657
Selling, general and administrative expense                                           20,845            14,880            14,449
Amortization expense                                                                   3,477               879               603
Nonrecurring items, net (gain) loss                                                      403              (297)              824
                                                                                    --------          --------          --------
Operating income from continuing operations                                            9,240             8,303             6,781
Other income (expense):
   Interest expense                                                                  (10,821)           (2,070)           (1,787)
   Other                                                                                (172)             (224)              178
                                                                                    --------          --------          --------
Income (loss) from continuing operations before income taxes                          (1,753)            6,009             5,172
Provision (benefit) for income taxes                                                    (594)            2,119             1,614
                                                                                    --------          --------          --------
Income (loss) from continuing operations                                              (1,159)            3,890             3,558
                                                                                    --------          --------          --------

Discontinued operations:
   Loss from discontinued operations, net of income tax
    benefit of $611                                                                       --                --            (1,203)
   Loss on sale of discontinued operations, net of income
    tax benefit of $1,800                                                                 --                --            (3,500)
                                                                                    --------          --------          --------
Loss from discontinued operations                                                         --                --            (4,703)
                                                                                    --------          --------          --------

Net income (loss)                                                                   $ (1,159)         $  3,890          $ (1,145)
                                                                                    ========          ========          ========

Amounts per share of common stock - basic and diluted:
   Income (loss) from continuing operations                                         $  (0.23)         $   0.79          $   0.72
   Loss from discontinued operations                                                      --                --             (0.96)
                                                                                    --------          --------          --------
   Net income (loss)                                                                $  (0.23)         $   0.79          $  (0.24)
                                                                                    ========          ========          ========

Weighted average common shares outstanding                                             4,942             4,940             4,923
                                                                                    ========          ========          ========

                   The accompanying notes are an integral part
                    of the consolidated financial statements.

                                  NEWCOR, INC.
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (In thousands)

                                                                  Accumulated
                                                  Capital in            Other                            Total
                                         Common       Excess    Comprehensive        Retained    Shareholders'
                                          Stock       of Par           Income        Earnings           Equity
Balance, November 1, 1995                $4,679       $  395            $(536)        $21,371          $25,909
  Decrease in unfunded
   pension liability                                                      481                              481
  Net loss                                                                             (1,145)          (1,145)
                                                                                                       -------
  Comprehensive income (loss), net of tax                                                                 (664)
                                                                                                       -------
  Cash dividends, $.20 per share                                                         (938)            (938)
  Shares issued under
   employee stock plans                      18          116                                               134
                                         ------       ------            -----         -------          -------
Balance, October 31, 1996                 4,697          511              (55)         19,288           24,441
  Increase in unfunded
   pension liability                                                      (44)                             (44)
  Net income                                                                            3,890            3,890
                                                                                                       -------
  Comprehensive income, net of tax                                                                       3,846
                                                                                                       -------
  Cash dividends, $.20 per share                                                         (954)            (954)
  Shares issued under
   employee stock plans                      10           72                                                82
  Stock dividend, 5%                        235        1,675                           (1,910)
                                         ------       ------            -----         -------          -------
Balance, October 31, 1997                 4,942        2,258              (99)         20,314           27,415
  Increase in unfunded
   pension liability, net of tax                                         (481)                            (481)
  Net loss                                                                             (1,159)          (1,159)
                                                                                                       -------
  Comprehensive income (loss), net of tax                                                               (1,640)
                                                                                                       -------
  Cash dividends, $.05 per share                                                         (246)            (246)
                                         ------       ------            -----         -------          -------
Balance, October 31, 1998                $4,942       $2,258            $(580)        $18,909          $25,529
                                         ======       ======            =====         =======          =======


                   The accompanying notes are an integral part
                    of the consolidated financial statements.

                                  NEWCOR, INC.
                           CONSOLIDATED BALANCE SHEETS
                    (In thousands, except per share amounts)

October 31,                                                                        1998                              1997
                                     Assets
Current Assets:
  Cash and cash equivalents                                                     $  3,539                           $    34
  Accounts receivable                                                             35,175                            22,523
  Inventories                                                                     14,014                             8,084
  Prepaid expenses and other                                                       8,031                             7,219
  Deferred income taxes                                                            1,423                             1,453
                                                                                --------                           -------
Total current assets                                                              62,182                            39,313
Property, plant and equipment, net of
   accumulated depreciation                                                       53,837                            28,119
Prepaid pension expense                                                            2,472                             2,774
Cost in excess of assigned value of
 acquired companies, net of amortization                                          85,861                            16,080
Debt issuance costs and other non-current assets                                   8,185                             4,597
                                                                                --------                           -------
Total assets                                                                    $212,537                           $90,883
                                                                                ========                           =======

                                   Liabilities
Current Liabilities:
  Current portion of long-term debt                                             $  2,000                          $    833
  Accounts payable                                                                21,072                            14,874
  Accrued payroll and related expenses                                             5,315                             3,584
  Other accrued liabilities                                                        4,753                             2,084
                                                                                --------                           -------
Total current liabilities                                                         33,140                            21,375
Long-term debt                                                                   141,467                            32,267
Postretirement benefits other than pensions                                        6,420                             6,338
Pension liability and other                                                        5,981                             3,488
                                                                                --------                           -------
Total liabilities                                                                187,008                            63,468
                                                                                --------                           -------
                              Shareholders' Equity
Preferred stock, no par value.
   Authorized: 1,000 shares.  Issued: None
Common stock, par value $1 per share.
   Authorized: 10,000 shares.
   Issued: 4,942 shares in 1998 and 1997                                           4,942                             4,942
Capital in excess of par                                                           2,258                             2,258
Accumulated other comprehensive income                                              (580)                              (99)
Retained earnings                                                                 18,909                            20,314
                                                                                --------                           -------
Total shareholders' equity                                                        25,529                            27,415
                                                                                --------                           -------
Total liabilities and shareholders'
 equity                                                                         $212,537                           $90,883
                                                                                ========                           =======

                   The accompanying notes are an integral part
                    of the consolidated financial statements.

                                  NEWCOR, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

For the years ended October 31,                                                       1998               1997               1996
                                                            Operating Activities
Income (loss) from continuing operations                                          $  (1,159)          $  3,890           $  3,558
Adjustments to reconcile income (loss) from
 continuing operations to cash provided by
 continuing operating activities:
Loss on sale of businesses                                                               --                711                824
Depreciation                                                                          5,708              3,401              3,019
Amortization                                                                          3,477                879                603
Deferred income taxes                                                                 1,340                692               (637)
Pensions                                                                               (321)              (125)              (893)
Gain on sale of capital assets                                                         (331)            (1,025)              (168)
Other - net                                                                            (154)               888                (27)
Changes in operating assets and liabilities:
    Accounts receivable                                                                 751             (3,258)               444
    Inventories                                                                        (225)             1,498                747
    Other current assets                                                               (679)               320             (2,004)
    Accounts payable                                                                 (3,360)             1,741              2,921
    Accrued liabilities                                                               2,032             (1,170)              (589)
                                                                                  ---------           --------           --------
Cash provided by continuing operating activities                                      7,079              8,442              7,798
                                                                                  ---------           --------           --------
Cash provided by (used in) discontinued operations                                     (370)            (1,117)             5,931
                                                                                  ---------           --------           --------
                                                            Investing Activities
Capital expenditures                                                                 (8,123)            (3,539)            (2,946)
Proceeds from sale of businesses                                                       --                1,500              1,984
Acquisitions, net of cash acquired                                                 (101,981)           (14,581)           (11,578)
Proceeds from sale of capital assets                                                  1,628              2,467                420
                                                                                  ---------           --------           --------
Net cash used in investing activities                                              (108,476)           (14,153)           (12,120)
                                                                                  ---------           --------           --------
                                                            Financing Activities
Net borrowings (repayments) on revolving credit line                                (13,800)             7,700            (10,800)
Term note proceeds                                                                     --                   --             10,000
Repayment of term note                                                                 (833)                --                 --
Issuance of senior subordinated notes                                               125,000                 --                 --
Subordinated notes issuance costs                                                    (4,849)                --                 --
Shares issued under employee stock plans                                                 --                 82                134
Cash dividends paid                                                                    (246)              (954)              (938)
                                                                                  ---------           --------           --------
Net cash provided by (used in) financing activities                                 105,272              6,828             (1,604)
                                                                                  ---------           --------           --------
Increase in cash                                                                      3,505                 --                  5
Cash and cash equivalents, beginning of year                                             34                 34                 29
                                                                                  ---------           --------           --------
Cash and cash equivalents, end of year                                            $   3,539           $     34           $     34
                                                                                  =========           ========           ========

                   The accompanying notes are an integral part
                    of the consolidated financial statements.

                                  NEWCOR, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (Dollars in thousands, except per share data)

1.  ACCOUNTING POLICIES:
         Description of the Business - Newcor, Inc. and its subsidiaries (the "Company") design and manufacture precision machined components and assemblies and custom rubber and plastic products primarily for the automotive and agricultural vehicle markets. The Company is also a supplier of standard and specialty machines and equipment systems mainly for the automotive and appliance industries.
         Principles of Consolidation - The consolidated financial statements include the accounts of Newcor, Inc. and all subsidiaries. All significant intercompany accounts and transactions are eliminated.
         Cash Equivalents - The Company considers all highly-liquid investments with an initial maturity of three months or less to be cash equivalents.
         Inventory Valuation - Inventories are stated at the lower of cost or net realizable value. Costs, other than those specifically identified to contracts, are determined primarily on the first-in, first-out ("FIFO") basis.
         Contract Accounting - The percentage of completion method of accounting is used by the Company's Special Machines segment. Sales and gross profit are recognized as work is performed based on the relationship between actual costs incurred and total estimated costs at completion. Sales and gross profit are adjusted prospectively for revisions in estimated total contract costs and contract values. Estimated losses are recognized when determinable.
         Property, Plant and Equipment - Property, plant and equipment is stated at cost and is depreciated using the straight-line method. The general range of lives is fifteen to thirty years for building and land improvements and four to ten years for machinery, office equipment and vehicles.
         Cost in Excess of Assigned Value of Acquired Companies - The costs of acquired companies that exceed the assigned value at dates of acquisition (goodwill) are generally being amortized over a twenty-year period using the straight-line method. Several factors are used to evaluate the recoverability of goodwill, including management's plans for future operations, recent operating results and each division's projected undiscounted cash flows. Based on this evaluation, there was no permanent impairment related to acquired goodwill at October 31, 1998 and 1997. Accumulated amortization was $6,265 and $2,715 at October 31, 1998 and 1997, respectively.
         Asset Impairment - The Company recognizes impairment losses for assets or groups of assets where the sum of the estimated future cash flows (undiscounted and without interest charges) is less than the carrying amount of the related asset or group of assets. The amount of the impairment loss is the excess of the carrying amount over the fair value of the asset or group of assets being measured. Based on management's evaluation, there were no impairment losses recognized during the years ended October 31, 1998, 1997 and 1996.
         Debt Issuance Costs - Costs incurred to issue new debt are being amortized over the life of the related debt issuance, ranging from 3 to 10 years. Accumulated amortization was $593 and $227 at October 31, 1998 and 1997, respectively.
         Income Taxes - Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities.
         Use of Estimates - The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
         Financial Instruments - The carrying amount of the Company's financial instruments, which includes cash and cash equivalents, accounts receivable, accounts payable and notes payable approximates their fair value at October 31, 1998 and 1997. The fair value of the Company's long-term debt was approximately $124,000 at October 31, 1998. The carrying amount of the Company's long-term debt approximated the fair value at October 31, 1997. Fair values have been determined through information obtained from market sources and management estimates.
         Stock dividend - On June 11, 1997, the Company declared a 5% stock dividend that was paid on September 12, 1997 to shareholders of record on August 14, 1997. The dividend was charged to retained earnings in the amount of $1,910. Per share amounts and shares outstanding included in the accompanying consolidated financial statements and notes are based on the increased number of shares giving retroactive effect to the stock dividend.
         Earnings per share - Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("FAS 128") established an updated standard for computing and presenting earnings per share. FAS 128 was adopted in fiscal 1998 and did not result in a different reported earnings per share for the Company.
         Segment Reporting - In 1998, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("FAS 131"). This statement supercedes Statement of Financial

Accounting Standards No. 14, "Financial Reporting for Segments of a Business Enterprise," replacing the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. FAS 131 also requires disclosures about products and services, geographic areas and major customers. The adoption of FAS 131 did not affect on the Company's results of operations or financial position.
         Reclassifications - Certain items in prior years' financial statements have been reclassified to conform with the presentation used in the year ended October 31, 1998.
         Change in fiscal year - The Company's fiscal year was from November 1 to October 31. On November 6, 1998, the board of directors of the Company approved changing the Company's annual reporting period to a calendar year ending December 31. This change will result in short period report for both financial statement and tax purposes for the period from November 1, 1998 to December 31, 1998. The first full year to be reported on a calendar year basis will be for the year ending December 31, 1999.

2.  FISCAL 1998 ACQUISITIONS:
         On March 4, 1998, the Company purchased the common stock of Grand Machining Company, Deco Technologies, Inc. and Deco International, Inc. (collectively, "Deco") for approximately $55,000 in cash. Deco manufactures high volume, precision machined components and assemblies for the medium and heavy truck and automotive industries. Deco's products include rocker arm components and assemblies, transmission shafts, axle shafts and thrust plates. The Company made a $5,000 deposit to the Deco shareholders in December 1997. The balance of the purchase price was paid in March 1998 using the proceeds from the Company's issuance of $125,000 of 9.875% Senior Subordinated Notes due 2008 (the "Notes") as described in Note 9. The acquisition was recorded using the purchase method of accounting. The cost in excess of net assets acquired of approximately $40,000 is being amortized on a straight-line basis over twenty years.
         On March 4, 1998, the Company purchased the stock of Turn-Matic, Inc. ("Turn-Matic") for approximately $17,000 in cash. Contingent consideration of up to $3,500 may be paid if profitability achieves certain levels over the next five years. Turn-Matic manufactures high volume, precision machined components and assemblies for the automotive industry. Turn-Matic's products include oil filter adapters, main bearing caps and intake and exhaust manifolds. The purchase was financed with the proceeds of the Notes as described in Note 9. The acquisition was recorded using the purchase method of accounting. The cost in excess of net assets acquired of approximately $9,000 is being amortized on a straight-line basis over twenty years. Any contingent purchase price payments, if required, will be recognized as additional cost in excess of the net assets acquired and amortized over the remaining twenty years.
         On December 23, 1997, the Company purchased the assets and business of Machine Tool & Gear, Inc. ("MT&G") for approximately $27,250 plus the assumption of approximately $5,800 of debt, which was subsequently retired. MT&G manufactures differential pinion and side gears, output shafts and rear axle shafts for the automotive industry. For this acquisition, the Company paid cash of $2,500 in October 1997 and $3,100 in December 1997 and issued a promissory note for $21,650, paying interest at 8%, for the balance of the purchase price which was subsequently paid off on March 11, 1998 using the proceeds from the Notes as described in Note 9. The acquisition was recorded using the purchase method of accounting. The cost in excess of net assets acquired of approximately $24,000 is being amortized on a straight-line basis over twenty years.
         The 1998 and 1997 unaudited pro-forma results of operations as if Deco, Turn-Matic and MT&G had been acquired at the beginning of fiscal 1997 would have been as follows.

                                                            1998          1997
Sales                                                    $241,700      $242,600
                                                         ========      ========
Net income (loss)                                        $ (1,100)     $  4,600
                                                         ========      ========
Net income (loss) per share - basic and diluted          $  (0.22)     $   0.93
                                                         ========      ========

         These pro-forma results do not purport to be indicative of the results that would actually have occurred had the acquisitions been made at the beginning of fiscal 1997 or which may occur in the future.

3. FISCAL 1997 and 1996 ACQUISITIONS:
         On January 10, 1997, the Company purchased for cash the common stock of Plastronics Plus, Inc. ("Plastronics"), a Wisconsin corporation. Plastronics primarily manufactures custom plastic injection-molded components for the automotive industry. The purchase price was approximately $8,000 in cash plus the assumption of $4,100 of Plastronics debt, which was subsequently retired. The purchase was financed through the Company's existing line of credit facility. The acquisition was accounted for using the purchase method of accounting. The cost in excess of net assets acquired of approximately $4,000 is being amortized on a straight-line basis over twenty years.
         In December 1995, the Company signed three separate definitive agreements to purchase for cash certain assets of three unrelated companies in the molded rubber and plastic component parts industry. Each company primarily manufactures parts for the automotive industry. Two of the acquisitions were completed on January 2, 1996, and the third was completed on April 1, 1996. The total purchase price for all three acquisitions was approximately $11,600. The acquisitions were accounted for using the purchase method of accounting. The cost in excess of net assets acquired of approximately $8,000 is being amortized on a straight-line basis over twenty years.

4.  DISCONTINUED OPERATIONS:
         The Company sold the business and certain assets of its Wilson Automation ("Wilson") division on May 6, 1996. All receivables, the land and building, and certain liabilities were retained by the Company. The building was leased to the buyer through April 30, 2001. Although assets were sold at approximately net book value, accruals were established for curtailment of the pension plan, employee separation costs, costs associated with the collection of accounts receivable and additional liabilities related to contracts for which the Company retained responsibility. These accruals coupled with the operating loss from the measurement date (March 31, 1996) to the sale date resulted in a net loss of $3,500 on the disposition of Wilson. The remaining accruals at October 31, 1998 and 1997 are not material
         The Company sold the Wilson land and building during 1997 for approximately $2.3 million, net of selling expenses. The pre-tax net gain on this disposition was $1,008 and has been recognized as a nonrecurring item in the consolidated statements of income.

5.  BUSINESS DISPOSITIONS:
         On March 6, 1997, the Company sold the business and substantially all assets of its Eonic operation. Although assets were sold at approximately net book value, accruals were established for employee separation costs, costs associated with the collection of accounts receivable and pension plan costs, resulting in an additional $711 loss on disposition being recognized as a nonrecurring item in the consolidated statements of income. The Company received cash of $1,500, which was used to reduce long-term debt and a $816 note due over six years and paying interest at the prime rate.
         On October 21, 1996, the Company sold the business and substantially all assets of its Newcor Machine Tool ("NMT") operation. Although assets were sold at approximately net book value, accruals were established for employee separation costs, costs associated with the collection of accounts receivable and pension plan costs. The Company recorded a loss of $824 at October 31, 1996 for the loss on the sale of NMT and the estimated loss on disposition of Eonic. The remaining accruals associated with the Eonic and NMT dispositions at October 31, 1998 and 1997 were not material. The Company sold the NMT land and building during 1998 for approximately $1.4 million. The pre-tax gain on this disposition was $362 and has been recognized as a nonrecurring item in the consolidated statements of income.

6.  INVENTORIES:
         Inventories at October 31, 1998 and 1997 are summarized as follows:

                                                             1998          1997
Costs and estimated earnings of uncompleted
 contracts in excess of related billings
 of $1,679 in 1998 and $1,066 in 1997                      $ 3,244       $ 2,379
Raw materials                                                4,903         3,752
Work in process and finished goods                           5,867         1,953
                                                           -------       -------
                                                           $14,014       $ 8,084
                                                           =======       =======

         Costs and estimated earnings of uncompleted contracts in excess of related billings represents revenue recognized under the percentage of completion method in excess of amounts billed.

7. PROPERTY, PLANT AND EQUIPMENT:
         Property, plant and equipment at October 31, 1998 and 1997 is summarized as follows:

                                                            1998          1997
Land and improvements                                     $ 1,958        $ 1,096
Buildings                                                  14,194         11,815
Machinery                                                  49,212         25,457
Office and transportation equipment                         5,703          3,078
Construction in progress                                    2,058          1,217
                                                          -------        -------
                                                           73,125         42,663
Less accumulated depreciation                              19,288         14,544
                                                          -------        -------
                                                          $53,837        $28,119
                                                          =======        =======

8.  OPERATING LEASES:
         The Company leases certain manufacturing equipment and facilities, office space and other equipment under lease agreements accounted for as operating leases. Rent expense related to these leases aggregated approximately $4,583, $1,342, and $866 in 1998, 1997, and 1996, respectively.
         Future minimum rental payments for leases extending beyond one year from October 31, 1998 are as follows:

Year Ending
October 31,                                                        Amount
1999                                                              $ 5,506
2000                                                                5,108
2001                                                                4,622
2002                                                                4,299
2003                                                                4,071
Thereafter                                                          6,327
                                                                  -------
                                                                  $29,933
                                                                  =======

9. CREDIT ARRANGEMENTS AND LONG-TERM DEBT:
         A summary of long-term debt at October 31, 1998 and 1997 is as follows:

                                                             1998          1997
Revolving credit line                                     $  3,200      $17,000
Term note                                                    9,167       10,000
Limited obligation revenue bonds, variable
  interest rate (average 3.7% in 1998 and
  3.8% in 1997), payable January 1, 2008                     6,100        6,100
Senior subordinated notes due 2008                         125,000
                                                          --------      -------
                                                          $143,467      $33,100
                                                          ========      =======

         On March 4, 1998, the Company completed the private placement of $125,000 of 9.875% Senior Subordinated Notes due 2008, which were subsequently exchanged for a substantially identical series of notes issued under the same indenture and registered with the Securities Act of 1933 (either series, the "Notes"). Interest on the Notes is payable semi-annually on March 1 and September 1 of each year. The Notes will mature on March 1, 2008. The Notes are unsecured and will be redeemable, in whole or in part, at the option of the Company, on or after March 1, 2003. Proceeds from the Notes were used to finance the Deco and Turn-Matic acquisitions, pay off the promissory note issued in connection with the MT&G acquisition and pay down the Company's line of credit facility.

         The Company's revolving credit agreement with a major U.S. bank was amended on January 15, 1998 to allow the Company to increase total availability to $50,000 upon satisfaction of certain conditions relating to the issuance of the Notes. The rate of interest on outstanding borrowings is principally at the Eurodollar base rate plus 1% (6.375% at October 31, 1998). Borrowings under the credit agreement are primarily supported by Eurodollar notes principally with maturities of three months or less. The revolving credit agreement is collateralized by substantially all of the Company's non-real estate assets and by Rochester Gear, Inc. real estate. The current expiration date for the revolving credit agreement is February 28, 2001. During 1996, the Company converted $10 million from the revolving credit agreement to a term note with a fixed interest rate of 7.85%. The term note requires quarterly interest payments through May 1998 and monthly interest and principal payments from June 1998 through May 2003.
         The revolving credit agreement, the term note and the Notes require the Company to comply with certain financial covenants including earnings before interest, taxes, depreciation and amortization ("EBITDA"), total debt and tangible net worth. In addition, the terms of the Notes required the Company to suspend its cash dividend. The revolving credit facility covenant related to the ratio of funded debt to EBITDA limited the borrowing availability to $22.3 million at October 31, 1998.
         The Company's operating subsidiaries; Rochester Gear, Inc., Plastronics, Deco and Turn-Matic, are full and unconditional guarantors of obligations issued under the Notes. The following summarized financial information is derived from the consolidating financial statements of the Company as of and for the years ended October 31, 1998, 1997 and 1996. No intercompany balances or transactions occurred among the subsidiaries during the periods presented.

                                                                          1998                      1997                    1996
                                                                        --------                  -------                  -------
Current assets                                                          $ 24,700                  $11,400                  $ 3,200
                                                                        ========                  =======                  =======
Total assets                                                            $107,500                  $30,800                  $14,400
                                                                        ========                  =======                  =======
Current liabilities                                                     $ 15,300                  $ 6,200                  $ 2,800
                                                                        ========                  =======                  =======
Long-term debt                                                          $  6,100                  $ 6,100                  $ 6,100
                                                                        ========                  =======                  =======

Sales                                                                   $ 93,900                  $29,200                  $17,000
                                                                        ========                  =======                  =======
Operating income                                                        $ 13,100                  $ 2,300                  $ 1,000
                                                                        ========                  =======                  =======

         In September 1995, Rochester Gear, Inc., a wholly owned subsidiary of the Company (the "Subsidiary"), entered into a loan agreement whereby $6,100 of limited obligation refunding revenue bonds were issued. These bonds mature on January 1, 2008 and are collateralized by the Subsidiary's land, building and equipment and guaranteed by the Company.
         Total interest payments aggregated $8,420, $2,114 and $2,109 in 1998, 1997 and 1996, respectively. Annual maturities of long-term debt are as follows:

Year Ending
October 31,                                                               Amount
1999                                                                    $  2,000
2000                                                                       2,000
2001                                                                       5,200
2002                                                                       2,000
2003                                                                       1,167
Thereafter                                                               131,100
                                                                        --------
                                                                        $143,467
                                                                        ========

10.  INCOME TAXES:
         Provision (benefit) for federal income taxes from continuing operations is as follows:

                                                1998         1997        1996
Currently payable (refundable)                $(1,934)      $1,430      $  940
Deferred, net                                   1,340          689         674
                                              -------       ------      ------
                                              $  (594)      $2,119      $1,614
                                              =======       ======      ======

         Significant components of the deferred tax assets and liabilities as of October 31, 1998 and 1997 are as follows:

                                               1998          1997
Deferred tax assets:
  Accrued postretirement benefits             $2,183        $2,408
  Net operating loss carryforward                685           217
  AMT and other credits                        1,063           329
  Accrued vacation and employee benefits         459           380
  Costs related to sale of businesses            379           684
  Other                                          484           447
                                              ------        ------
Total deferred tax assets                     5,253         4,465
                                             ------        ------
Deferred tax liabilities:
  Depreciation                                 3,664         2,658
  Pensions                                       821           755
  Goodwill                                       982           227
  Other                                          117           147
                                              ------        ------
Total deferred tax liabilities                 5,585         3,787
                                              ------        ------
Net deferred tax asset (liability)            $ (332)       $  678
                                              ======        ======

         Reconciliation of income (loss) from continuing operations multiplied by the statutory federal tax rate to reported income tax expense (benefit) is summarized as follows:

                                               1998               1997                1996
Income (loss) from continuing operations
  multiplied by the statutory rate (34%)      $(596)             $2,043              $1,758
Nondeductible expenses                          273                 127                  86
Foreign sales corporation                       (99)                (33)                (63)
Other items, net                               (172)                (18)               (167)
                                              -----              ------              ------
Income tax (benefit) expense                  $(594)             $2,119              $1,614
                                              =====              ======              ======

Income taxes paid (refunded), net             $ (15)             $1,615              $  550


         At October 31, 1998, the Company has net operating loss carryforwards for federal income tax purposes of approximately $2,015 that expire in 2018. In addition, the Company has Alternative Minimum Tax and other credits of approximately $1,063 at October 31, 1998 that do not expire.

11.  EMPLOYEE RETIREMENT BENEFITS:
Pension Plans:
         The Company provides retirement benefits for certain employees under several defined benefit pension plans. As a result of the acquisitions discussed in Note 2, the Company has increased the number of its defined benefit pension plans. Benefits from these plans are based on compensation, years of service and either fixed dollar amounts per year of service or employee compensation during the later years of employment. The assets of the plans consist principally of cash equivalents, corporate and government bonds, and common and preferred stocks. The Company's policy is to fund only amounts required to satisfy minimum legal requirements.

         The following tables summarize the funded status, net periodic pension (benefit) expense and actuarial assumptions:

                                                                            1998                                  1997

                                                                                  Accumulated             Assets       Accumulated
                                                             Assets Exceed           Benefits             Exceed          Benefits
                                                               Accumulated             Exceed        Accumulated            Exceed
                                                                  Benefits             Assets           Benefits            Assets
Actuarial present value of accumulated benefit obligations:
  Vested benefit obligation                                       $ 22,173           $  9,469           $ 16,853           $ 8,321
  Nonvested benefit obligation                                         209                478                214               249
                                                                  --------           --------           --------           -------
                                                                  $ 22,382           $  9,947           $ 17,067           $ 8,570
Plan assets at fair value                                           24,384              6,933             23,826             7,438
                                                                  --------           --------           --------           -------
Unfunded accumulated benefits                                                        $  3,014                              $ 1,132
Overfunded accumulated benefits                                   $  2,002           ========           $  6,759           =======
                                                                  ========                              ========
Actuarial present value of
   projected benefit obligations                                  $(24,221)          $(10,384)          $(18,514)          $(8,570)
Plan assets at fair value                                           24,384              6,933             23,826             7,438
Unamortized net asset at transition                                   (972)               (87)            (1,236)             (109)
Unrecognized net (gain) loss and other                               3,281              2,691             (1,302)              532
Additional minimum liability                                                           (2,541)                                (505)
                                                                  --------           --------           --------           -------
Prepaid (accrued) pension expense                                 $  2,472           $ (3,388)          $  2,774           $(1,214)
                                                                  ========           ========           ========           =======


                                                                                  1998                  1997                1996
Net periodic pension (benefit) expense:
  Service cost-benefits earned during the period                                 $   627              $   460              $   808
  Interest cost on projected benefit obligation                                    2,159                1,968                1,938
  Actual return on assets                                                           (241)              (5,337)              (4,045)
  Amortization of net gain and deferral                                           (2,679)               2,828                2,335
                                                                                 -------              -------              -------
  Net periodic pension (benefit) expense                                         $  (134)             $   (81)             $ 1,036
                                                                                 =======              =======              =======

Actuarial assumptions at end of year:                                               1998                 1997                 1996
  Discount rates                                                                    6.75%                 7.5%                 8.0%
  Expected return on plan assets                                                     9.0%                 9.0%                 9.0%
  Compensation increases                                                             5.0%                 5.0%                 5.0%

         The sale of Wilson during 1996 resulted in Wilson employees no longer earning additional benefits under the plans. As a result of the recognition of prior service costs for these employees, the Company recognized a pre-tax pension curtailment charge of approximately $400 as a component of the loss on discontinued operations in 1996.

Retiree Health Care and Life Insurance Benefits:
         The Company is obligated to provide health care and life insurance benefits to certain eligible retired employees; however, all postretirement benefits other than pensions were discontinued for all employees who retired after January 1, 1993. The plan obligation is unfunded but the accumulated postretirement benefit obligation, as actuarially determined, has been fully accrued for in the accompanying consolidated balance sheet. The medical plan pays a stated percentage of most medical expenses, reduced for any deductible and payments made by government programs or other group coverage. The cost of providing these benefits is shared with the retirees. The cost sharing arrangements limit the Company's future retiree medical cost increases to the rate of inflation, as measured by the Consumer Price Index.

12.  STOCK OPTION PLANS:
         The Company has four stock option plans: a 1982 plan and a 1993 plan which are expired except as to options still outstanding and two 1996 plans (the "Non-Employee Directors Stock Option Plan" and the "Employee Incentive Stock Plan"). Under the Non-Employee Directors Stock Option Plan, 105,000 common stock options may be granted to non-employee directors. The Employee Incentive Stock Plan provides for the use of several long-term incentive compensation tools for key employees, including incentive stock options which are limited to a maximum of 315,000 shares over the life of the Employee Incentive Stock Plan. The total number of options that may be granted in any given fiscal year under the Employee Incentive Stock Plan is determined as five percent of the outstanding shares of the Company at the beginning of the fiscal year. Option prices for both plans must not be less than the fair market value of the Company's stock on the date granted. Options are exercisable over 10 years and vest at a rate of 25% each year, commencing in the second year. All options granted to date under these plans have a grant/exercise price the same as the fair market value at the date of grant. Options expire upon termination of employment or one year following death or retirement.
         The Company applies the intrinsic value based method to account for stock options granted to employees. This method is set forth in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Under this method, no compensation expense is recognized on the grant date since on that date the option price equals the market price of the underlying common stock. Net income (loss) and net income (loss) per share for 1998, 1997 and 1996 would not have been materially different from reported amounts if compensation expense had been determined based on the fair value method as set forth in Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation."
         Option activity for 1998, 1997 and 1996 is summarized as follows:

                                                   1998                       1997                      1996
                                             ----------------           ----------------          ----------------
                                                      Weighted-                 Weighted-                 Weighted-
                                                       Average                   Average                   Average
                                                      Exercise                  Exercise                  Exercise
                                              Shares    Price           Shares    Price           Shares    Price
                                             -------- --------         -------- --------         -------- --------
         Outstanding at beginning of year    232,002    $ 7.83         164,487    $7.86          160,936   $7.63
         Granted                             176,000      9.39          73,815     8.00           16,695    9.01
         Exercised                                 -         -               -        -           (7,631)   5.13
         Forfeited                            (7,494)     8.94               -        -                -       -
         Expired                              (6,957)    10.61          (6,300)    9.14           (5,513)   8.33
                                             -------    ------         -------    -----          -------   -----
         Outstanding at end of year          393,551      8.50         232,002    $7.83          164,487   $7.86
                                             =======    ======         =======    =====          =======   =====
         Exercisable at year end             133,649                    91,062                    80,703
                                             =======                   =======                   =======

         The following table summarizes information about stock options outstanding at October 31, 1998:

                                            Options Outstanding                             Options Exercisable
                      ----------------------------------------------------------    ------------------------------------
                                                 Weighted-
                                                  Average          Weighted-                                Weighted-
              Range of                           Remaining          Average                                  Average
              Exercise           Number         Contractual        Exercise               Number            Exercise
               Prices          Outstanding     Life (years)          Price              Exercisable           Price
             ----------        ----------       ----------        ----------            ----------         ----------
            $4.28 -  6.42         2,183             2.1             $ 5.10                 2,183             $ 5.10
            $6.43 -  9.63       373,518             8.1             $ 8.39               113,616             $ 7.37
            $9.64 - 14.45        17,850             5.4             $11.20                17,850             $11.20
                                -------                                                  -------
            $4.28 - 14.45       393,551             7.9             $ 8.50               133,649             $ 7.85
                                =======                                                  =======

13.  SEGMENT REPORTING:
         In 1998, the Company adopted FAS 131. Prior year information has been restated to conform with the provisions of FAS 131. The Company manages and reports its operating activities under three operating segments: Precision Machined Products, Rubber and Plastic, and Special Machines. The Precision Machined Products segment consists of automotive components and agricultural equipment parts machined in dedicated manufacturing cells. The Rubber and Plastic segment consists of molded rubber and plastic parts primarily for the automotive industry. The Special Machines segment consists of standard individual machines, as well as custom designed machines, all manufactured on a made-to-order basis. Other is primarily composed of corporate activities. Comparability of the information for the Precision Machined Products segment is affected by the fiscal 1998 acquisitions described in Note 2.
         The accounting policies of the segments are the same as those presented in Note 1. There are no intersegment sales and management does not allocate all corporate expenses to the segments. The Company evaluates the performance of its segments and allocates resources to them based on operating income from continuing operations. Information by operating segment is summarized below:

                                        Precision
                                         Machined           Rubber and          Special
                                         Products             Plastic           Machines              Other             Total
Sales to unaffiliated customers
  1998                                   $138,784             $49,238            $18,198                              $ 206,220
  1997                                     60,471              48,517             21,860                                130,848
  1996                                     48,439              32,447             30,858                                111,744
Operating income (loss) from
  continuing operations
  1998                                   $ 15,042             $ 1,213            $   549             $(3,684)         $ 13,120
  1997                                      6,157               3,172              2,005              (2,449)            8,885
  1996                                      4,525               2,647              3,972              (2,936)            8,208
Depreciation and amortization
  1998                                   $  6,769             $ 1,962            $   367                $ 87          $  9,185
  1997                                      2,113               1,677                376                 114             4,280
  1996                                      2,278                 770                468                 106             3,622
Identifiable assets
  1998                                   $143,977             $34,313            $10,492             $23,755          $212,537
  1997                                     32,683              34,192             10,855              13,153            90,883
  1996                                     30,789              20,940             15,050              10,720            77,499
Capital expenditures
  1998                                   $  5,306             $ 1,416            $    60             $ 1,341          $  8,123
  1997                                      1,332               1,057                332                 818             3,539
  1996                                      1,547                 755                639                   5             2,946

         A reconciliation of operating income from continuing operations for reportable segments to consolidated operating income from continuing operations is as follows:

                                                                                       1998              1997              1996
Operating income for reportable segments                                             $16,804           $11,334           $11,144
Other operating loss, mainly unallocated corporate
  and other expenses                                                                  (3,684)           (2,449)           (2,936)
Amortization expense                                                                  (3,477)             (879)             (603)
Nonrecurring items, net gain (loss)                                                     (403)              297              (824)
                                                                                     -------           -------           -------
Consolidated operating income from continuing operations                             $ 9,240           $ 8,303           $ 6,781
                                                                                     =======           =======           =======

Sales to manufacturers in the automotive industry, each representing over 10% of consolidated sales in each year, aggregated approximately $87,000, $58,000 and $46,000 in 1998, 1997, and 1996, respectively. Sales to agricultural equipment manufacturers, principally one customer, were $35,000, $40,000 and $19,000 in 1998, 1997, and 1996, respectively.

14.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED):
         The principal market for trading Newcor shares is The NASDAQ Stock Market. The closing price on October 31, 1998 was $3.875. In connection with the issuance of the Notes described in Note 2, cash dividends, which have historically been paid on a quarterly basis, were suspended. Quarterly operating results, dividends paid and the quarterly price ranges on the NASDAQ during the last two years are as follows.

                                                                         Quarter
                                                First            Second            Third           Fourth             Total
1998:
Sales                                         $30,134           $55,369          $57,963           $62,754         $206,220
Gross margin                                    3,711            10,312            9,945             9,997           33,965
Net income (loss)                              (1,032)              753             (233)             (647)          (1,159)
Net income (loss) per share                   $ (0.21)          $ 0.15           $ (0.05)          $ (0.13)        $  (0.23)
Share prices:
  High                                        $  9.88           $  9.75          $  9.75           $  8.13               --
  Low                                            8.00              8.00             7.25              2.63               --
Dividends                                        0.05                --               --                --               --
                                                                         Quarter
                                                First            Second            Third           Fourth             Total
1997:
Sales                                         $27,975           $34,589          $32,385           $35,899         $130,848
Gross margin                                    5,330             6,539            5,465             6,431           23,765
Net income                                        366             1,082            1,222             1,220            3,890
Net income per share                          $  0.07           $ 0.22           $  0.25           $  0.25         $   0.79
Share prices:
  High                                        $  9.41           $  9.17          $  8.69           $  9.88               --
  Low                                            7.03              7.50             6.91              7.50               --
Dividends                                        0.05              0.05             0.05              0.05               --

Gross margin for the fourth quarter of 1998 was negatively impacted by approximately $1,300 (pre-tax) resulting from certain unfavorable year-end adjustments to previously estimated inventory reserves. The aggregate effect of these adjustments on the fourth quarter amounted to $0.17 per share after-tax.

15.  CONTINGENT LIABILITIES:
         Various legal matters arising during the normal course of business are pending against the Company. Management does not expect that the ultimate liability, if any, of these matters will have a material adverse effect on future results of operations or financial condition of the Company.