Form 10-K405, Exhibit 13
period 1999-12-31
NEWCOR INC
filed 2000-03-14
CIK 71745

EXHIBIT 13

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management's discussion and analysis of financial condition and results of operations ("MD&A") should be read in conjunction with the Company's consolidated financial statements and notes thereto included elsewhere herein. On December 21, 1998, the Company filed a current report on Form 8-K announcing that the Board of Directors approved changing the Company's annual reporting period from a fiscal year ending October 31 to a calendar year ending December
31. The MD&A that follows compares the twelve month period ended December 31, 1999 ("1999") to the twelve month period ended October 31, 1998 ("fiscal 1998").

OVERVIEW
The Company is organized into three operating segments: the Precision Machined Products segment, the Rubber and Plastic segment and the Special Machines segment. The Precision Machined Products segment produces transmission, powertrain and engine components and assemblies for the automotive, medium and heavy-duty truck, and agricultural vehicle industries. The Rubber and Plastic segment produces cosmetic and functional seals and boots and functional engine compartment products primarily for the automotive industry. The Special Machines segment designs and manufactures welding, assembly, forming, heat treating and testing machinery and equipment for the automotive, appliance and other industries.

On December 23, 1997, the Company purchased the assets and business of Machine Tool & Gear, Inc. ("MT&G") for approximately $27.3 million, and assumed approximately $5.8 million of debt, which was subsequently retired. MT&G manufactures differential pinion and side gears, output shafts and rear axle shafts for the automotive industry. On March 4, 1998, the Company acquired the common stock of the three companies comprising The Deco Group ("Deco") for approximately $55.0 million and the common stock of Turn-Matic, Inc. ("Turn-Matic") for approximately $17.0 million, concurrent with the issuance of $125.0 million of 9.875% Senior Subordinated Notes due 2008 (the "Notes"). Deco manufactures high-volume, precision-machined engine and powertrain components and assemblies for the medium and heavy truck and automotive industries, while Turn-Matic manufactures high volume, precision machined engine components for the automotive industry.

RESULTS OF OPERATIONS
The following table illustrates the factors causing year-to-year sales trends by segment, including the effect of acquisitions and net incremental business from operations owned throughout each year presented.


                                  Precision
                                  Machined              Rubber and             Special
  (in millions)                   Products                Plastic             Machines                Total
                                 ---------             -----------           ---------             ---------
Fiscal 1997 Sales                $    60.5             $    48.5             $    21.8             $   130.8
Acquisitions                          85.1                                                              85.1
Net decrease in business              (6.8)                  0.7                  (3.6)                 (9.7)
                                 ---------             ---------             ---------             ---------

Fiscal 1998 Sales                $   138.8             $    49.2             $    18.2             $   206.2
Prior year acquisitions               39.8                                                              39.8
Net increase in business               5.0                   0.4                   7.1                  12.5
                                 ---------             ---------             ---------             ---------

1999 Sales                       $   183.6             $    49.6             $    25.3             $   258.5
                                 =========             =========             =========             =========

1999 COMPARED WITH FISCAL 1998
The Company recorded sales in 1999 of $258.5 million, an increase of $52.3 million, or 25.4%, from fiscal 1998 sales of $206.2 million. Sales for the Precision Machined Products segment increased $44.8 million, or 32.3%, to $183.6 million, sales for the Rubber and Plastic segment increased $0.4 million, or 0.8%, to $49.6 million, and sales for the Special Machines segment increased $7.1 million, or 39.0% to $25.3 million. The increase in sales for the Precision Machined Products segment was primarily due to the full year impact of the fiscal 1998 acquisitions of MT&G, Deco and Turn-Matic (referred to collectively as the "Acquisitions"), which accounted for $39.8 million of the increase. Increased volumes in the automotive market of $14.9 million and heavy-duty truck market of $7.1 million, were partially offset by $16.6 million of decreased product sales in the agricultural machined components market. The increase in sales for the Rubber and Plastic segment was primarily due to the increased volumes in the automotive market. The lower volumes experienced in fiscal 1998 were primarily caused by the General Motors ("GM") strike. The sales increase in the Special Machines segment was due to increases in new orders that were obtained during 1999.

Consolidated gross margin increased $5.8 million to $39.8 million in 1999 from $34.0 million in fiscal 1998. The increase in gross margin is attributable to the increase in sales described above, partially offset by a decrease in consolidated gross margin percentage. Consolidated gross margin percentage decreased to 15.4% in 1999 from 16.5% in fiscal 1998. The decrease in margin percentage was primarily attributable to three factors: 1) the launch of a new product in the Precision Machined Products segment resulted in poor productivity and high scrap rates as the operation moved to increase production output negatively impacting margins by approximately $4.0 million, 2) a second operation in this segment continued to incur higher operating losses caused by labor inefficiencies and increased scrap rates, negatively impacting margin by $2.0 million, and 3) lower agricultural machined component production schedules also adversely impacted gross margins at a third operation in this product segment, with an estimated reduction in margin of $1.0 million in 1999 compared to fiscal 1998. These decreases in margin were partially offset by higher sales in the heavy-duty truck market as well as the increase in sales and profits in the Special Machines segment.

Selling, general and administrative expenses ("SG&A") increased to $24.7 million from $20.8 million in fiscal 1998. SG&A as a percentage of sales decreased to 9.6% in 1999 from 10.1% in fiscal 1998. The increase in SG&A expense was primarily due to the increase in sales described above, as well as the acquisitions in the Precision Machined Products segment, which added approximately $2.5 million of SG&A expense in 1999. The primary reason for the decrease in SG&A as a percentage of sales was the sales increase described above and the lower expense associated with the operations in the acquisitions as compared to the Special Machines segment.

Amortization expense increased to $4.6 million in 1999 from $3.5 million in fiscal 1998 due to the full year effect of the Acquisitions.

Operating income (loss) by segment was as follows:


                                  Precision                                                 Amortization
                                  Machined      Rubber and        Special                     Expense/
(in millions)                     Products        Plastic        Machines        Other       Other Items      Total
                                  --------        -------        --------        -----       -----------      -----
Year ended
October 31, 1997                 $    6.2         $   3.2        $    2.0     $   (2.5)      $   (0.6)      $    8.3
Acquisitions                         11.8                                                        (2.6)           9.2
Change from existing business        (3.0)           (2.0)           (1.5)        (1.2)          (0.7)          (8.4)
                                 --------         -------        --------     --------       --------       --------
Year ended
October 31, 1998                     15.0             1.2             0.5         (3.7)          (3.9)           9.1
Acquisitions                          4.8                                                        (1.0)           3.8
Impairment charge                                                                                (8.5)          (8.5)
Change from existing business        (5.4)            1.6             1.9         (0.9)          (0.1)          (2.9)
                                 --------         -------        --------     --------       --------       --------

Year ended
December 31, 1999                $   14.4         $   2.8        $    2.4     $   (4.6)      $  (13.5)      $    1.5
                                 ========         =======        ========     ========       ========       ========

Consolidated operating income, including the non-cash impairment charge of $8.5 million, decreased $7.6 million to $1.5 million in 1999 from $9.1 million in fiscal 1998, and consolidated operating margin decreased to 0.6% of sales in 1999 from 4.5% of sales in fiscal 1998. Consolidated operating income, excluding the non-cash impairment charge of $8.5 million, was $10.0 million in 1999 compared to $9.1 million in fiscal 1998, an increase of $0.9 million.

Operating income for the Precision Machined Products segment decreased $0.6 million to $14.4 million in 1999 from $15.0 million in fiscal 1998. Operating margin decreased to 7.8% of segment sales in 1999 from 10.8% of segment sales in fiscal 1998. The decrease in operating income was attributable to the factors delineated in the gross margin and SG&A discussion above.

Sales in the OEM automotive and heavy-duty truck market are comprised of parts and assemblies which are sold to a number of customers and are subject to design and other engineering changes. One such assembly, sold into the heavy-duty truck market, accounted for 19% of total company sales in 1999. The OEM to which this assembly is supplied has made certain design changes required due to environmental regulations and other factors. The design changes are planned by the OEM to be effective in model year 2002 production. As such, this revenue is not expected to continue beyond the third quarter of 2001, as the newly designed assembly will be sourced from a competitor. Operating income attributable to this assembly is approximately $14.5 million for the year ended December 31, 1999.

Operating income for the Rubber and Plastic segment increased $1.6 million to $2.8 million in 1999 from $1.2 million in fiscal 1998. Operating margin increased to 5.7% of segment sales in 1999 from 2.5% of segment sales in fiscal 1998. The increase in operating income was primarily due to increases in operational efficiencies experienced during the year, mainly as a result of the closure of two operations in this segment during 1999. Production at these two operations was moved to other operations within the Rubber and Plastic segment. In addition, operating income was lower in fiscal 1998 due to the General Motors strike during the third quarter of fiscal 1998.

Operating income for the Special Machines segment increased $1.9 million to $2.4 million in 1999 from $0.5 million in fiscal 1998. Operating margin increased to 9.5% of segment sales in 1999 from 3.0% of segment sales in fiscal 1998. The increase in operating income and margin was primarily due to the increase in sales.

For the year ended December 31, 1999, the Company recorded an impairment charge related to its long-lived assets, primarily goodwill, at its Turn-Matic location in the Precision Machined Products segment. The Company is recording the charge after an intense review of the Turn-Matic operation. The operation incurred lost business in 1999 and the first quarter of 2000. Assumptions related to certain business retention and business growth were reviewed and deemed to be unrealistic as compared to previous analyses. Accordingly, the impairment charge was determined based upon Turn-Matic's discounted future cash flows. A charge to earnings of $8.5 million was recorded, as management determined that the carrying value of the assets would not be realized. The Company acquired Turn-Matic in 1998 for approximately $17.0 million. Management is currently reviewing the purchase agreement with respect to the Turn-Matic acquisition, relating to potential claims against the sellers.

Operating income in 1999 included plant consolidation costs of $0.4 million from a plant consolidation program in the Rubber and Plastic segment. Fiscal 1998 plant consolidation costs of $0.4 million were for another location in the Rubber and Plastic segment. Other gains and losses in fiscal 1998 were $0.4 million for separation costs for the former Chief Executive Officer of the Company, partially offset by a gain of $0.4 million related to the sale of the land and building where the Company's Newcor Machine Tool ("NMT") division was located prior to its being sold in October 1996.

Interest expense was $14.0 million and $10.8 million in 1999 and 1998, respectively. The increase in interest expense was primarily due to the full year impact of the Notes. The effective tax rate was 11.0% in 1999 and 33.9% in fiscal 1998. The decrease in the effective tax rate is due to the impairment charge not being immediately deductible for federal and state income tax purposes.

FISCAL 1998 COMPARED WITH FISCAL 1997
The Company had sales in 1998 of $206.2 million, an increase of $75.4 million, or 57.6%, from 1997 sales of $130.8 million. Sales for the Precision Machined Products segment increased $78.3 million, or 129.4%, to $138.8 million, sales for the Rubber and Plastic segment increased $0.7 million, or 1.4%, to $49.2 million, while sales for the Special Machines segment decreased $3.6 million, or 16.5% to $18.2 million. The increase in sales for the Precision Machined Products segment was primarily due to the Acquisitions, which had aggregate sales of approximately $85.1 million during 1998, partially offset by approximately $6.8 million of decreased product sales within existing divisions mainly caused by the downturn in the agricultural machined components market that began during July 1998. The increase in sales for the Rubber and Plastic segment was primarily due to the acquisition of Plastronics in January 1997, partially offset by the effects of the General Motors strike during the third quarter of 1998. Sales decreases within the Special Machines segment were due to insufficient new orders to sustain the business that was achieved during 1997.

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

SG&A increased to $20.8 million in 1998 from $14.9 million in 1997. SG&A as a percentage of sales decreased to 10.1% in 1998 from 11.4% in 1997. The increase in SG&A expense was primarily due to the acquisitions in the Precision Machined Products segment, which added approximately $6.0 million of SG&A expense in 1998. This increase was partially offset by lower employee related costs. The primary reason for the decrease in SG&A as a percentage of sales was the sales increase described above.

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

Consolidated operating income was impacted by plant consolidation costs of $0.4 million in the Rubber and Plastic segment. In addition, other gains and losses were separation costs for the former chief executive officer of $0.4 million, partially offset by a gain of $0.4 million related to the sale of the land and building where the Company's NMT division was located prior to its being sold in October 1996. Other gains and losses in 1997 were a net gain on the sale of a building of $1.0 million, which was partially offset by a $0.7 million loss on the sale of Eonic.

Interest expense was $10.8 million and $2.1 million in 1998 and 1997, respectively. The increase in interest expense was primarily due to the issuance of the Notes to finance the Acquisitions. The effective tax rate was 33.9% in 1998 and 35.3% in 1997.

LIQUIDITY AND CAPITAL RESOURCES
The Company's cash provided by operations for the year ended December 31, 1999 was approximately $16.3 million. Cash outflows for capital expenditures of $13.9 million and for debt repayments of $4.6 million left the Company with $1.7 million in cash at December 31, 1999.

Effective January 15, 1998, the Company's revolving credit facility with a major U.S. bank was amended and restated to become the Senior Credit Facility (the "Facility") and was increased to provide total revolving credit availability of $50.0 million concurrent with completion of the issuance of the Notes on March 4, 1998. The Facility was further amended on October 14, 1999 and December 31, 1999, primarily to ease certain restrictive covenants and limit revolving credit borrowings to an asset based calculation. Availability of funds under the Facility is subject to satisfaction of certain financial ratios and other conditions. At December 31, 1999, the Company had no borrowings outstanding under the Facility and current borrowing availability of $23.2 million using the criteria established in the Facility, as amended. The Facility is collateralized by substantially all of the Company's non-real estate assets and by Rochester Gear, Inc.'s real estate. The current expiration of the Facility is February 28, 2001.

The Company is highly leveraged as a result of the Notes. The Company's ability to make scheduled principal payments of, or to pay the interest on, or to refinance, its indebtedness (including the Notes) or to fund planned capital expenditures will depend on its future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond its control.

The Company believes that, through a combination of cash flow from operations and available credit under the Facility, it will have adequate cash available to service debt obligations, fund capital improvements and maintain adequate working capital. However, there can be no assurance that the Company's business will generate sufficient cash flow from operations, that anticipated growth opportunities, after considering lost business, and operating improvements will be realized or that future borrowings will be available under the Senior Credit Facility in an amount sufficient to enable the Company to service its indebtedness.

No dividends were declared or paid during 1999. During fiscal 1997 and the first quarter of 1998, the Company paid a quarterly cash dividend of $0.05 per share of common stock. Total dividends paid were $1.0 million in 1997 and $0.2 million in the first quarter of 1998. The terms of the Notes required suspension of the cash dividend.

CAUTIONARY STATEMENTS UNDER THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 This MD&A contains "forward-looking statements" within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. A number of factors could cause actual results to differ materially from those included in or suggested by such forward-looking statements, including without limitation: the cyclical nature of the industries served by the Company, all of which have encountered significant downturns in the past; the level of production by and demand from the Company's principal customers, upon which the Company is substantially dependent, including the three major domestic automobile manufacturers, American Axle & Manufacturing, Detroit Diesel Corporation and Deere & Company; whether, when and to what extent expected orders materialize; whether the Company will be able to successfully launch new programs; the impact on the Company of actions by its competitors, some of which are significantly larger and have greater financial and other resources than the Company; developments with respect to contingencies, including environmental matters, litigation and retained liabilities from businesses previously sold by the Company; and the extent to which the Company's new ERP computer system performs as anticipated. All forward-looking statements in this MD&A are qualified by such factors, as well as by the further discussion of these and other risks and uncertainties of the Company's business provided in the Business section of the Company's 1999 Form 10-K. The Company disclaims any obligation to update any such forward-looking statements.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Newcor, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' equity, and of cash flows present fairly, in all material respects, the financial position of Newcor, Inc. and its subsidiaries at December 31, 1999 and October 31, 1998, and the results of their operations and their cash flows for the year ended December 31, 1999, for the two month period ended December 31, 1998, and for each of the two years in the period ended October 31, 1998 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ PricewaterhouseCoopers LLP

Detroit, Michigan
March 7, 2000

                                  NEWCOR, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    (In thousands, except per share amounts)


                                              For the year ended    For the two month period
                                                 December 31,          ended December 31,      For the years ended October 31,
                                                     1999                     1998                 1998              1997
Sales                                             $  258,483              $   36,895            $  206,220        $ 130,848
Cost of sales                                        218,709                  30,685               172,255          107,083
                                                  ----------              ----------            ----------        ---------

Gross margin                                          39,774                   6,210                33,965           23,765
Selling, general and administrative expense           24,736                   4,143                20,845           14,880
Amortization expense                                   4,626                     763                 3,477              879
Impairment charge                                      8,521
Plant consolidation costs and other                      350                                           403             (297)
                                                  ----------              ----------            ----------        ---------

Operating income                                       1,541                   1,304                 9,240            8,303
Other income (expense):
   Interest expense                                  (14,006)                 (2,342)              (10,821)          (2,070)
   Other                                                (548)                     37                  (172)            (224)
                                                  ----------              ----------            ----------        ---------

Income (loss) before income taxes                    (13,013)                 (1,001)               (1,753)           6,009
Provision (benefit) for income taxes                  (1,433)                   (340)                 (594)           2,119
                                                  ----------              ----------            ----------        ---------

Net income (loss)                                 $  (11,580)             $     (661)           $   (1,159)       $   3,890
                                                  ==========              ==========            ==========        =========

Net income (loss) per share of common stock
   stock - basic and diluted                      $    (2.36)              $   (0.13)           $    (0.23)       $    0.79
                                                  ==========              ==========            ==========        =========

Weighted average common shares outstanding             4,897                   4,916                 4,927            4,932
                                                  ==========              ==========            ==========        =========


                   The accompanying notes are an integral part
                    of the consolidated financial statements.

                                  NEWCOR, INC.
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                    (In thousands, except per share amounts)

                                                                     Accumulated
                                                   Capital in           Other                                            Total
                                        Common       Excess         Comprehensive    Retained          Treasury      Shareholders'
                                         Stock       of Par            Income        Earnings            Stock          Equity

Balance, November 1, 1996              $  4,697     $    511          $   (55)      $  19,288        $       -      $    24,441
  Increase in unfunded
   pension liability                                                      (44)                                              (44)
  Net income                                                                            3,890                             3,890
                                                                                                                       --------
  Comprehensive income, net of tax                                                                                        3,846
                                                                                                                       --------

  Cash dividends, $.20 per share                                                         (954)                             (954)
  Repurchase of common stock                                                                              (412)            (412)
  Shares issued under
   employee stock plans                      10           72                                               277              359
  Stock dividend, 5%                        235        1,675                           (1,910)
                                       --------     --------          -------       ---------        ---------         --------

Balance, October 31, 1997                 4,942        2,258              (99)         20,314             (135)          27,280
  Increase in unfunded
   pension liability, net of tax                                         (481)                                             (481)
  Net loss                                                                             (1,159)                           (1,159)
                                                                                                                       --------
  Comprehensive loss, net of tax                                                                                         (1,640)
                                                                                                                       --------

  Cash dividends, $.05 per share                                                         (246)                             (246)
  Repurchase of common stock                                                                               (39)             (39)
  Shares forfeited under
   employee stock plans                                                                                    (34)             (34)
                                       --------     --------          -------       ---------        ---------         --------

Balance, October 31, 1998                 4,942        2,258             (580)         18,909             (208)          25,321
  Net loss                                                                               (661)                             (661)
                                                                                                                       --------
  Comprehensive loss, net of tax                                                                                           (661)
                                       --------     --------          -------       ---------        ---------         --------

Balance, December 31, 1998                4,942        2,258             (580)         18,248             (208)          24,660
  Decrease in unfunded
   pension liability, net of tax                                          137                                               137
  Net loss                                                                            (11,580)                          (11,580)
                                                                                                                       --------
  Comprehensive loss, net of tax                                                                                        (11,443)
                                                                                                                       --------

  Repurchase of common stock                                                                               (69)             (69)
  Shares forfeited under
   employee stock plans                                                                                   (212)            (212)
  Shares issued                              38           82                                                                120
                                       --------     --------          -------       ---------        ---------         --------

Balance, December 31, 1999             $  4,980     $  2,340          $  (443)      $   6,668        $    (489)     $    13,056
                                       ========     ========          =======       =========        =========         ========



                   The accompanying notes are an integral part
                    of the consolidated financial statements.

                                  NEWCOR, INC.
                           CONSOLIDATED BALANCE SHEETS
                    (In thousands, except per share amounts)


                                                                              December 31,                        October 31,
                                                                                  1999                               1998
                                                      Assets
Current Assets:
  Cash and cash equivalents                                                   $    1,731                          $   3,539
  Accounts receivable                                                             37,171                             35,175
  Inventories                                                                     19,714                             14,014
  Prepaid expenses and other                                                       3,583                              5,823
  Deferred income taxes                                                            1,825                              1,423
                                                                              ----------                          ---------

Total current assets                                                              64,024                             59,974
Property, plant and equipment, net of
   accumulated depreciation                                                       58,777                             53,837
Prepaid pension expense                                                            2,893                              2,472
Cost in excess of assigned value of
 acquired companies, net of amortization                                          71,947                             85,861
Debt issuance costs and other non-current assets                                   6,890                              8,185
                                                                              ----------                          ---------

Total assets                                                                  $  204,531                          $ 210,329
                                                                              ==========                          =========

                                                    Liabilities
Current Liabilities:
  Current portion of long-term debt                                           $    2,000                          $   2,000
  Accounts payable                                                                31,927                             21,072
  Accrued payroll and related expenses                                             6,860                              5,315
  Other accrued liabilities                                                        7,334                              4,753
                                                                              ----------                          ---------

Total current liabilities                                                         48,121                             33,140
Long-term debt                                                                   133,933                            139,467
Postretirement benefits other than pensions                                        6,517                              6,420
Pension liability and other                                                        2,904                              5,981
                                                                              ----------                          ---------

Total liabilities                                                                191,475                            185,008
                                                                              ----------                          ---------

                                               Shareholders' Equity
Preferred stock, no par value.
   Authorized: 1,000 shares.  Issued: None
Common stock, par value $1 per share.
   Authorized: 10,000 shares.
   Issued: 4,980 shares in 1999 and 4,942 shares in 1998                           4,980                              4,942
Capital in excess of par                                                           2,340                              2,258
Accumulated other comprehensive income                                              (443)                              (580)
Retained earnings                                                                  6,668                             18,909
Treasury stock at cost                                                              (489)                              (208)
                                                                              ----------                          ---------

Total shareholders' equity                                                        13,056                             25,321
                                                                              ----------                          ---------

Total liabilities and shareholders' equity                                    $  204,531                          $ 210,329
                                                                              ==========                          =========


                   The accompanying notes are an integral part
                    of the consolidated financial statements.

                                  NEWCOR, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                   For the year ended   For the two month period
                                                      December 31,         ended December 31,       For the years ended October 31,
                                                         1999                    1998                  1998             1997
OPERATING ACTIVITIES
Net income (loss)                                     $  (11,580)             $     (661)           $   (1,159)       $    3,890
Adjustments to reconcile net income (loss)
 to cash provided by continuing operating
 activities:
Loss on sale of businesses                                                                                                   711
Depreciation                                               8,051                   1,114                 5,708             3,401
Amortization                                               4,626                     763                 3,477               879
Impairment charge                                          8,521
Deferred income taxes                                     (2,395)                                        1,340               692
Pensions                                                    (348)                                         (321)             (125)
Loss (gain) on sale of capital assets                        427                      (7)                 (331)           (1,025)
Other, net                                                   458                     236                  (154)              888
Changes in operating assets and liabilities:
    Accounts receivable                                   (7,807)                  5,811                   751            (3,258)
    Inventories                                           (3,475)                 (2,225)                 (225)            1,498
    Other current assets                                   2,069                     794                 1,241               732
    Accounts payable                                      15,337                  (4,482)               (3,360)            1,741
    Accrued liabilities                                    2,438                   1,331                 2,032            (1,170)
                                                      ----------              ----------            ----------        ----------
Cash provided by continuing operating activities          16,322                   2,674                 8,999             8,854
                                                      ----------              ----------            ----------        ----------

Cash used in discontinued operations                         (29)                    (40)                 (370)           (1,117)
                                                      ----------              ----------            ----------        ----------

INVESTING ACTIVITIES
Capital expenditures                                     (13,934)                 (2,429)               (8,123)           (3,539)
Proceeds from sale of businesses                                                                                           1,500
Acquisitions, net of cash acquired                                                                    (101,981)          (14,581)
Proceeds from sale of capital assets                         434                     677                 1,628             2,467
                                                      ----------              ----------            ----------        ----------

Net cash used in investing activities                    (13,500)                 (1,752)             (108,476)          (14,153)
                                                      ----------              ----------            ----------        ----------

FINANCING ACTIVITIES
Net borrowings (repayments) on revolving credit line      (2,600)                   (600)              (13,800)            7,700
Repayment of term note                                    (2,000)                   (334)                 (833)
Issuance of senior subordinated notes                                                                  125,000
Repurchase of senior subordinated notes                                                                 (1,881)
Subordinated notes issuance costs                                                                       (4,849)
Shares issued under employee stock plans                     120                                                              82
Repurchase of common stock                                   (69)                                          (39)             (412)
Cash dividends paid                                                                                       (246)             (954)
                                                      ----------              ----------            ----------        ----------

Net cash provided by (used in) financing activities       (4,549)                   (934)              103,352             6,416
                                                      ----------              ----------            ----------        ----------

Increase (decrease) in cash                               (1,756)                    (52)                3,505                 -
Cash and cash equivalents, beginning of year               3,487                   3,539                    34                34
                                                      ----------              ----------            ----------        ----------

Cash and cash equivalents, end of year                $    1,731              $    3,487            $    3,539        $       34
                                                      ==========              ==========            ==========        ==========

                   The accompanying notes are an integral part
                    of the consolidated financial statements.

                                  NEWCOR, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (Dollars in thousands, except per share data)

1.  ACCOUNTING POLICIES
         Description of the Business - Newcor, Inc. and its subsidiaries (the "Company") design and manufacture precision machined components and assemblies and custom rubber and plastic products primarily for the automotive and agricultural vehicle markets. The Company is also a supplier of standard and specialty machines and equipment systems mainly for the automotive and appliance industries.
         Change in Fiscal Year - On December 21, 1998, the Company filed a current report on Form 8-K announcing that the Board of Directors approved changing the Company's annual reporting period from a fiscal year ending October 31 to a calendar year ending December 31, resulting in a two month reporting period ended December 31, 1998.
         Principles of Consolidation - The consolidated financial statements include the accounts of Newcor, Inc. and its subsidiaries. All significant intercompany accounts and transactions are eliminated.
         Cash Equivalents - The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.
         Inventory Valuation - Inventories are stated at the lower of cost or net realizable value. Costs, other than those specifically identified to contracts, are determined primarily on the first-in, first-out ("FIFO") basis.
         Contract Accounting - The percentage of completion method of accounting is used by the Company's Special Machines segment. Sales and gross profit are recognized as work is performed based on the relationship between actual costs incurred and total estimated costs at completion. Sales and gross profit are adjusted prospectively for revisions in estimated total contract costs and contract values. Estimated losses are recognized when known.
         Property, Plant and Equipment - Property, plant and equipment is stated at cost and is depreciated using the straight-line method. The general range of lives is fifteen to thirty years for building and land improvements and four to ten years for machinery, office equipment and vehicles.
         Cost in Excess of Assigned Value of Acquired Companies - The costs of acquired companies that exceed the assigned value at dates of acquisition (goodwill) are generally being amortized over a twenty-year period using the straight-line method. Several factors are used to evaluate the recoverability of goodwill, including management's plans for future operations, recent operating results and each division's projected undiscounted cash flows. Accumulated amortization was $10,787 and $6,265 at December 31, 1999 and October 31, 1998, respectively.
         Asset Impairment - The Company recognizes impairment losses for assets or groups of assets where the sum of the estimated future cash flows (undiscounted and without interest charges) is less than the carrying amount of the related asset or group of assets. The amount of the impairment loss is the excess of the carrying amount over the fair value of the asset or group of assets being measured.
         Debt Issuance Costs - Costs incurred to issue new debt are being amortized over the life of the related debt issuance, ranging from 3 to 10 years. Accumulated amortization was $965 and $593 at December 31, 1999 and October 31, 1998, respectively.
         Income Taxes - Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities.
         Treasury Stock - Treasury stock is carried at cost and included 69 and 26 shares at December 31, 1999 and October 31, 1998, respectively.
         Use of Estimates - The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
         Financial Instruments - The carrying amount of the Company's financial instruments, which includes cash and cash equivalents, accounts receivable, accounts payable and notes payable approximates their fair value at December 31, 1999 and October 31, 1998. The fair value of the Company's long-term debt was approximately $72,000 and $124,000 at December 31, 1999 and October 31, 1998, respectively. Fair values have been determined through information obtained from market sources and management estimates.
         Stock Dividend - On June 11, 1997, the Company declared a 5% stock dividend that was paid on September 12, 1997 to shareholders of record on August 14, 1997. The dividend was charged to retained earnings in the amount of $1,910. Per share amounts and shares outstanding included in the accompanying consolidated financial statements and notes are based on the increased number of shares giving retroactive effect to the stock dividend.

         Earnings Per Share - Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("FAS 128") established an updated standard for computing and presenting earnings per share. FAS 128 was adopted in fiscal 1998 and did not result in a different reported earnings per share for the Company.
         Segment Reporting - The Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("FAS 131") in 1998. The adoption of FAS 131 did not affect the Company's results of operations or financial position.
         Pensions and Other Postretirement Benefits - The Company adopted Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("FAS 132") in 1999. FAS 132 only changed the disclosures required for pension and other postretirement benefits. Measurement and recognition of these liabilities did not change as a result of the issuance of FAS 132. The adoption of FAS 132 did not affect the Company's results of operations or financial position.
         Reclassifications - Certain items in prior years' financial statements have been reclassified to conform with the presentation used in the year ended December 31, 1999.

2.  FISCAL 1998 ACQUISITIONS
         On March 4, 1998, the Company purchased the common stock of Grand Machining Company, Deco Technologies, Inc. and Deco International, Inc. (collectively, "Deco") for approximately $55,000 in cash. The Company made a $5,000 deposit to the Deco shareholders in December 1997. The balance of the purchase price was paid in March 1998 using the proceeds from the Company's issuance of $125,000 of 9.875% Senior Subordinated Notes due 2008 (the "Notes") as described in Note 10. The acquisition was recorded using the purchase method of accounting. The cost in excess of net assets acquired of approximately $40,000 is being amortized on a straight-line basis over twenty years.
         On March 4, 1998, the Company purchased the stock of Turn-Matic, Inc. ("Turn-Matic") for approximately $17,000 in cash. Contingent consideration of up to $3,500 may be paid if profitability achieves certain levels through 2003. The purchase was financed with the proceeds of the Notes as described in Note 10. The acquisition was recorded using the purchase method of accounting. The cost in excess of net assets acquired of approximately $9,000 is being amortized on a straight-line basis over its estimated economic useful life. Any contingent purchase price payments, if required, will be recognized as additional cost in excess of the net assets acquired and amortized over the remaining useful life.
         On December 23, 1997, the Company purchased the assets and business of Machine Tool & Gear, Inc. ("MT&G") for approximately $27,250 plus the assumption of approximately $5,800 of debt, which was subsequently retired. For this acquisition, the Company paid cash of $2,500 in October 1997 and $3,100 in December 1997 and issued a promissory note for $21,650, paying interest at 8%, for the balance of the purchase price which was subsequently paid off on March 11, 1998 using the proceeds from the Notes as described in Note 10. The acquisition was recorded using the purchase method of accounting. The cost in excess of net assets acquired of approximately $24,000 is being amortized on a straight-line basis over twenty years.
         The unaudited pro forma results of operations as if Deco, Turn-Matic and MT&G had been acquired at the beginning of fiscal 1997 would have been as follows.


                                                                              1998                      1997

     Sales                                                                $  241,700                $  242,600
                                                                          ==========                ==========

     Net income (loss)                                                    $   (1,100)               $    4,600
                                                                          ==========                ==========

     Net income (loss) per share - basic and diluted                      $    (0.22)               $     0.93
                                                                          ==========                ==========

         These pro forma results do not purport to be indicative of the results that would actually have occurred had the acquisitions been made at the beginning of fiscal 1997 or which may occur in the future.

3.  FISCAL 1997 ACQUISITIONS
         On January 10, 1997, the Company purchased for cash the common stock of Plastronics Plus, Inc. ("Plastronics"), a Wisconsin corporation. The purchase price was approximately $8,000 in cash plus the assumption of $4,100 of debt, which was subsequently retired. The purchase was financed through the Company's existing line of credit facility. The acquisition was accounted for using the purchase method of accounting. The cost in excess of net assets acquired of approximately $4,000 is being amortized on a straight-line basis over twenty years.

4.  IMPAIRMENT CHARGE
         Management determined that the cost in excess of assigned value of acquired companies (goodwill) at one of its operations in the Precision Machined Products segment was impaired, and has recognized an impairment charge of $8,521 in the consolidated statement of operations for the year ended December 31, 1999. This charge is not immediately deductible for federal or state income tax purposes, and therefore results in an earnings per share charge of $1.74 per share.

5.  DISCONTINUED OPERATIONS
         The Company sold the business and certain assets of its Wilson Automation ("Wilson") division in 1996. All receivables, the land and building, and certain liabilities were retained by the Company. The building was leased to the buyer through April 30, 2001. Although assets were sold at approximately net book value, accruals were established for curtailment of the pension plan, employee separation costs, costs associated with the collection of accounts receivable and additional liabilities related to contracts for which the Company retained responsibility. These accruals coupled with the operating loss from the measurement date (March 31, 1996) to the sale date resulted in a net loss of $3,500 on the disposition of Wilson. The remaining accruals at December 31, 1999 and October 31, 1998 are not material.
         The Company sold the Wilson land and building during 1997 for approximately $2,300, net of selling expenses. The pre-tax net gain on this disposition was $1,008 and has been recognized with other gains and losses in the consolidated statements of operations.

6.  BUSINESS DISPOSITIONS
         In 1997, the Company sold the business and substantially all assets of its Eonic operation. Although assets were sold at approximately net book value, accruals were established for employee separation costs, costs associated with the collection of accounts receivable and pension plan costs, resulting in an additional $711 loss on disposition being recognized with other gains and losses in the consolidated statements of operations. The Company received cash of $1,500, which was used to reduce long-term debt and a $816 note due over six years and paying interest at the prime rate.
         In 1996, the Company sold the business and substantially all assets of its Newcor Machine Tool ("NMT") operation. The Company sold the NMT land and building during 1998 for approximately $1.4 million. The pre-tax gain on this disposition was $362 and has been recognized with other gains and losses in the consolidated statements of operations.

7.  INVENTORIES
         Inventories at December 31, 1999 and October 31, 1998 are summarized as follows:


                                                                                           1999                      1998
Costs and estimated earnings of uncompleted
 contracts in excess of related billings
 of $305 in 1999 and $1,679 in 1998                                                    $    7,432                 $   3,244
Raw materials                                                                               6,966                     4,903
Work in process and finished goods                                                          5,316                     5,867
                                                                                       ----------                 ---------

                                                                                       $   19,714                 $  14,014
                                                                                       ==========                 =========


         Costs and estimated earnings of uncompleted contracts in excess of related billings represents revenue recognized under the percentage of completion method in excess of amounts billed.

8.  PROPERTY, PLANT AND EQUIPMENT
         Property, plant and equipment at December 31, 1999 and October 31, 1998 are summarized as follows:


                                                                                           1999                      1998
Land and improvements                                                                  $    1,856                 $   1,958
Buildings                                                                                  14,000                    14,194
Machinery                                                                                  57,633                    49,212
Office and transportation equipment                                                         7,185                     5,703
Construction in progress                                                                    5,009                     2,058
                                                                                       ----------                 ---------

                                                                                           85,683                    73,125
Less accumulated depreciation                                                              26,906                    19,288
                                                                                       ----------                 ---------

                                                                                       $   58,777                 $  53,837
                                                                                       ==========                 =========

9.  OPERATING LEASES
         The Company leases certain manufacturing equipment and facilities, office space and other equipment under lease agreements accounted for as operating leases. Rent expense related to these leases aggregated approximately $6,387, $997, $4,583 and $1,342 in 1999, the two month period ended December 31, 1998, and the years ended October 31, 1998 and 1997, respectively.
         Future minimum rental payments for leases extending beyond one year from December 31, 1999 are as follows:

Year Ending
December 31,
2000                                                                                   $    6,710
2001                                                                                        6,586
2002                                                                                        5,943
2003                                                                                        6,136
2004                                                                                        5,409
Thereafter                                                                                  4,741
                                                                                       ----------

                                                                                       $   35,525
                                                                                       ----------


10.  CREDIT ARRANGEMENTS AND LONG-TERM DEBT
         A summary of long-term debt at December 31, 1999 and October 31, 1998 is as follows:


                                                                                             1999                      1998

Revolving credit line                                                                  $        -                 $   3,200
Term note                                                                                   6,833                     9,167
Limited obligation revenue bonds, variable
  interest rate (average 3.4% in 1999 and
  3.7% in 1998), payable January 1, 2008                                                    6,100                     6,100
Senior subordinated notes due 2008                                                        125,000                   125,000
Less:  face value of senior subordinated notes held in treasury                            (2,000)                   (2,000)
                                                                                       ----------                 ---------

                                                                                       $  135,933                 $ 141,467
                                                                                       ==========                 =========


         On March 4, 1998, the Company completed the issuance of $125,000 of 9.875% Senior Subordinated Notes due 2008 (the "Notes"). Interest on the Notes is payable semi-annually on March 1 and September 1 of each year. The Notes will mature on March 1, 2008. The Notes are unsecured and will be redeemable, in whole or in part, at the option of the Company, on or after March 1, 2003. Proceeds from the Notes were used to finance the Deco and Turn-Matic acquisitions, pay off the promissory note issued in connection with the MT&G acquisition and pay down the Company's line of credit facility. During the year ended October 31, 1998, the Company repurchased in the open market $2,000 face value of the Notes and is currently holding these notes in treasury.

         Effective January 15, 1998, the Company's revolving credit facility with a major U.S. bank was amended and restated to become the Senior Credit Facility (the "Facility") and was increased to provide total revolving credit availability of $50,000 concurrent with completion of the issuance of the Notes. The Facility was further amended on October 14, 1999 and December 31, 1999 primarily to ease certain restrictive covenants and limit revolving credit borrowings to an asset based calculation. Availability of funds under the Facility is subject to satisfaction of certain financial ratios and other conditions. The rate of interest on outstanding borrowings is principally at the prime rate (8.5% at December 31, 1999). Borrowings under the credit agreement are primarily supported by prime-based borrowings principally with maturities of three months or less. At December 31, 1999, the Company had no borrowings outstanding under the Facility. Availability of borrowings under the Facility is limited to 80% of eligible accounts receivable and borrowing availability was $23,200 at December 31, 1999. The Facility is collateralized by substantially all of the Company's non-real estate assets and by Rochester Gear, Inc.'s real estate. The current expiration of the Facility is February 28, 2001. The term note has a fixed rate of 7.85% and requires monthly principal payments through May 2003.
         The Facility, the term note and the Notes require the Company to comply with certain financial covenants including earnings before interest, taxes, depreciation and amortization ("EBITDA"), total debt and tangible net worth. In addition, the terms of the Notes required the Company to suspend its cash dividend.
         In November 1999, the Company became aware that certain transactions involving market purchases of its common shares by the Company of approximately $108 might have violated certain provisions of the indenture related to the Notes. The Company notified the Trustee for the Noteholders regarding these transactions and sold common shares to certain of its directors and management in a private placement for cash proceeds equivalent to the original cost plus imputed interest and other expenses. The shares were sold from the Company's treasury stock at the then-prevailing market price, for an aggregate sum of $120. The Company believes that any non-compliance with the indenture resulting from its prior stock purchases now has been fully remedied and no longer is continuing. In addition, cross default provisions under the Company's Facility have also been waived for the period prior to remedying the matter related to the indenture. Accordingly, the Notes are reflected in the consolidated financial statements consistent with maturity terms specified at issuance.
         The Company's operating subsidiaries; Rochester Gear, Inc., Plastronics, Deco and Turn-Matic, are full and unconditional guarantors of obligations issued under the Notes. The following summarized financial information is derived from the consolidating financial statements of the Company as of December 31, 1999 and October 31, 1998, and for the year ended December 31, 1999, for the two month period ended December 31, 1998 and for the years ended October 31, 1998 and 1997. No intercompany balances or transactions occurred among the subsidiaries during the periods presented.


                                           December 31,        December 31,        October 31,          October 31,
                                               1999                1998               1998                 1997

         Sales                             $  140,100          $   21,200          $   93,900          $  29,200
                                           ==========          ==========          ==========          =========

         Operating income                  $   17,000          $    3,500          $   13,100          $   2,300
                                           ==========          ==========          ==========          =========


         Current assets                    $   26,200                              $   24,700
                                           ==========                              ==========

         Total assets                      $  101,400                              $  107,500
                                           ==========                              ==========

         Current liabilities               $   21,300                              $   15,300
                                           ==========                              ==========

         Long-term debt                    $    6,100                              $    6,100
                                           ==========                              ==========


         In September 1995, Rochester Gear, Inc., a wholly owned subsidiary of the Company (the "Subsidiary"), entered into a loan agreement whereby $6,100 of limited obligation refunding revenue bonds were issued. These bonds mature on January 1, 2008 and are collateralized by the Subsidiary's land, building and equipment and guaranteed by the Company.

         Total interest payments aggregated $13,402, $205, $8,420 and $2,114 in the year ended December 31, 1999, the two month period ended December 31, 1998, and the years ended October 31, 1998 and 1997, respectively.
Annual maturities of long-term debt are as follows:

Year Ending
December 31,                                               Amount
2000                                                   $    2,000
2001                                                        2,000
2002                                                        2,000
2003                                                          833
2004
Thereafter                                                129,100
                                                       ----------
                                                       $  135,933
                                                       ==========


11.  INCOME TAXES
         Provision (benefit) for federal income taxes is as follows:


                                            December 31,        December 31,        October 31,         October 31,
                                                1999                1998               1998                1997
Currently payable (refundable)             $       37          $      (53)         $   (1,934)         $   1,430
Deferred, net                                  (1,470)               (287)              1,340                689
                                           ----------          ----------          ----------          ---------

                                           $   (1,433)         $     (340)         $     (594)         $   2,119
                                           ==========          ==========          ==========          =========


         Significant components of the deferred tax assets and liabilities as of December 31, 1999 and October 31, 1998 are as follows:


                                                                         1999                  1998
Deferred tax assets
  Net operating loss carryforward                                     $    2,501            $     685
  Accrued postretirement benefits                                          2,216                2,183
  AMT and other credits                                                    1,720                1,063
  Accrued vacation and employee benefits                                     822                  459
  Percentage of completion revenue                                           460                   35
  Costs related to sale of businesses                                                             379
  Other                                                                      843                  449
                                                                      ----------            ---------

Total deferred tax assets                                                  8,562                5,253
                                                                      ----------            ---------

Deferred tax liabilities
  Depreciation                                                             4,608                3,664
  Goodwill                                                                 1,123                  982
  Pensions                                                                   670                  821
  Other                                                                       98                  117
                                                                      ----------            ---------

Total deferred tax liabilities                                             6,499                5,585
                                                                      ----------            ---------

Net deferred tax asset (liability)                                    $    2,063            $    (332)
                                                                      ==========            =========

         Reconciliation of income (loss) multiplied by the statutory federal tax rate to reported income tax expense (benefit) is summarized as follows:


                                                  December 31,       December 31,           October 31,           October 31,
                                                      1999               1998                  1998                  1997
Income (loss) multiplied by statutory rate (34%)   $   (4,424)        $     (340)           $    (596)            $   2,043
Nondeductible impairment charge                         2,897
Nondeductible expenses                                    317                 55                  273                   127
Foreign sales corporation                                 (47)                                    (99)                  (33)
Other items, net                                         (176)               (55)                (172)                  (18)
                                                   ----------         ----------            ---------             ---------

Income tax (benefit) expense                       $   (1,433)        $     (340)           $    (594)            $   2,119
                                                   ==========         ==========            =========             =========

Income taxes paid (refunded), net                  $     (460)        $        -            $     (15)            $   1,615
                                                   ==========         ==========            =========             =========


         At December 31, 1999, the Company has net operating loss carryforwards for federal income tax purposes of approximately $7,350 that expire in 2018. In addition, the Company has Alternative Minimum Tax and other credits of approximately $1,720 at December 31, 1999 that do not expire.

12. EMPLOYEE RETIREMENT BENEFITS
Pension Plans:
         The Company provides retirement benefits for certain employees under several defined benefit pension plans. Benefits from these plans are based on compensation, years of service and either fixed dollar amounts per year of service or employee compensation during the later years of employment. The assets of the plans consist principally of cash equivalents, corporate and government bonds, and common and preferred stocks. The Company's policy is to fund only amounts required to satisfy minimum legal requirements.
         The following tables summarize the funded status, net periodic pension (benefit) expense and actuarial assumptions for the pension benefits based on the measurement date of September 30 for each period presented:


                                                                                  1999                  1998
CHANGE IN BENEFIT OBLIGATION
  Benefit obligation at prior measurement date                                  $ 34,606             $  34,095
  Benefit obligation from acquired companies                                                             2,488
  Service cost                                                                       769                   628
  Interest cost                                                                    2,217                 2,158
  Actuarial gain                                                                  (3,510)               (2,569)
  Benefits paid                                                                   (2,262)               (2,194)
                                                                                --------             ---------
  Benefit obligation at current measurement date                                  31,820                34,606
                                                                                --------             ---------

CHANGE IN PLAN ASSETS
  Fair value of plan assets at prior measurement date                             31,318                31,372
  Fair value of plan assets from acquired companies                                                      1,562
  Actual return on plan assets                                                     2,355                   350
  Employer contributions                                                             490                   228
  Benefits paid                                                                   (2,262)               (2,194)
                                                                                --------             ---------
  Fair value of plan assets at current measurement date                           31,901                31,318
                                                                                --------             ---------

Funded status                                                                         81                (3,288)
Unamortized net asset at transition                                                 (772)               (1,058)
Unrecognized prior service cost                                                    1,636                 1,881
Unrecognized net loss and other                                                      940                 4,090
                                                                                --------             ---------
Net amount recognized                                                           $  1,885             $   1,625
                                                                                ========             =========

Amounts recognized in the consolidated balance sheets
  Prepaid benefit cost                                                          $  2,893             $   2,472
  Accrued benefit liability                                                       (3,132)               (3,388)
  Intangible asset                                                                 1,453                 1,662
  Accumulated other comprehensive income                                             671                   879
                                                                                --------             ---------
Net amount recognized                                                           $  1,885             $   1,625
                                                                                ========             =========

WEIGHTED AVERAGE ASSUMPTIONS AS OF END OF YEAR
Discount rate                                                                      7.50%                 6.75%
Expected return on plan assets                                                     9.00%                 9.00%
Rate of compensation increase                                                      5.00%                 5.00%



                                                   For the year ended   For the two month period
                                                      December 31,         ended December 31,       For the years ended October 31,
                                                          1999                    1998                  1998             1997
COMPONENTS OF NET PERIODIC BENEFIT COST
  Service cost                                         $    769                 $    117             $     627         $     460
  Interest cost                                           2,217                      364                 2,158             1,968
  Actual return on plan assets                           (2,729)                    (394)                 (350)           (5,337)
  Amortization of net gain and deferral                      (6)                                        (2,569)            2,828
                                                       --------                 --------             ---------         ---------
Net periodic benefit cost                              $    251                 $     87             $    (134)        $     (81)
                                                       ========                 ========             =========         =========


         The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $10,055, $9,707 and $7,140, respectively, as of December 31, 1999, and $10,384, $9,947 and $6,933, respectively, as of October 31, 1998.

Retiree Health Care and Life Insurance Benefits:
         The Company is obligated to provide health care and life insurance benefits to certain eligible retired employees; however, all postretirement benefits other than pensions were discontinued for all employees who retired after January 1, 1993. The plan obligation is unfunded but the accumulated postretirement benefit obligation, as originally actuarially determined, has been fully accrued for in the accompanying consolidated balance sheet. The medical plan pays a stated percentage of most medical expenses, reduced for any deductible and payments made by government programs or other group coverage. The cost of providing these benefits is shared with the retirees. The cost sharing arrangements limit the Company's future retiree medical cost increases to the rate of inflation, as measured by the Consumer Price Index.

13.  STOCK OPTION PLANS
         The Company has four stock option plans: a 1982 plan and a 1993 plan which are expired except as to options still outstanding and two 1996 plans (the "Non-Employee Directors Stock Option Plan" and the "Employee Incentive Stock Plan"). Under the Non-Employee Directors Stock Option Plan, options covering 105,000 shares of common stock may be granted to non-employee directors. The Employee Incentive Stock Plan provides for the use of several long-term incentive compensation tools for key employees, including incentive stock options which are limited to a maximum of 315,000 shares over the life of the Employee Incentive Stock Plan. The total number of options that may be granted in any given fiscal year under the Employee Incentive Stock Plan is determined as five percent of the outstanding shares of the Company at the beginning of the fiscal year. Option prices for both plans must not be less than the fair market value of the Company's stock on the date granted. Options are exercisable over 10 years and vest at a rate of 25% each year, commencing in the second year. All options granted to date under these plans have a grant/exercise price the same as the fair market value at the date of grant. Options expire upon termination of employment or one year following death or retirement.
         The Company applies the intrinsic value based method to account for stock options granted to employees. This method is set forth in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Under this method, no compensation expense is recognized on the grant date since on that date the option price equals the market price of the underlying common stock. Net income (loss) and net income (loss) per share for the year ended December 31, 1999, the two month period ended December 31, 1998 and the years ended October 31, 1998 and 1997 would not have been materially different from reported amounts if compensation expense had been determined based on the fair value method as set forth in Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation."
         Option activity for the year ended December 31, 1999, the two month period ended December 31, 1998 and the years ended October 31, 1998 and 1997 is summarized as follows:



                                     December 31, 1999        December 31, 1998       October 31, 1998        October 31, 1997
                                     -----------------        -----------------       ----------------        ----------------
                                               Weighted-               Weighted-               Weighted-               Weighted-
                                                Average                 Average                 Average                 Average
                                               Exercise                Exercise                Exercise                Exercise
                                    Shares       Price      Shares      Price       Shares      Price       Shares       Price
                                    ------       -----      ------      -----       ------      -----       ------       -----
Outstanding, beginning of period   265,984     $  7.11     393,551     $  8.50     232,002     $  7.83      164,487    $  7.86
Granted                              7,000        3.84      74,000        3.94     176,000        9.39       73,815       8.00
Forfeited                          (90,992)       6.17    (201,567)       8.65      (7,494)       8.94
Expired                               (650)       4.62                              (6,957)      10.61       (6,300)      9.14
                                 ---------     -------    --------     -------    --------     -------    ---------    -------

Outstanding, end of period         181,342     $  7.27     265,984     $  7.11     393,551     $  8.50      232,002    $  7.83
                                 =========     =======    ========     =======    ========     =======    =========    =======


Exercisable at end of period        70,302                  50,802                 133,649                   91,062
                                 =========                ========                ========                =========


         The following table summarizes information about stock options outstanding at December 31, 1999:


                                            Options Outstanding                             Options Exercisable
                                ----------------------------------------------         -----------------------------
                                                 Weighted-
                                                  Average          Weighted-                                Weighted-
              Range of                           Remaining          Average                                  Average
              Exercise           Number         Contractual        Exercise               Number            Exercise
               Prices          Outstanding     Life (years)          Price              Exercisable           Price
               ------          -----------     ------------          -----              -----------           -----
           $ 3.84 -  5.76        68,531             8.8           $   3.96                16,531            $  4.06
           $ 5.77 -  8.64        21,106             6.9           $   7.87                12,391            $  7.79
           $ 8.65 - 11.37        91,705             7.1           $   9.60                41,380            $  9.85
                              ---------                                                ---------
           $ 3.84 - 11.37       181,342             7.7           $   7.27                70,302            $  8.13
                              =========                                                =========

14.  STOCKHOLDER RIGHTS PLAN
         On December 28, 1999, the Company adopted a Stockholder Rights Plan (the "Rights Plan") in which rights were distributed as a dividend at the rate of one Right for each share of common stock of the Company held by stockholders of record as of the close of business on January 12, 2000. Pursuant to the terms of the Rights Plan, each Right will entitle stockholders to buy one unit of a share of preferred stock for $10.50. The Rights will be exercisable only if a person or group acquires beneficial ownership of 15% or more of the Company's common stock or if the Board of Directors determines that a person or group, having obtained beneficial ownership of at least 10% of the Company's common stock, is seeking short term financial gain which would not serve the long-term interests of the Company or whose ownership is causing or is likely to cause a material adverse impact on the Company (an "Adverse Person").
         If any person becomes the beneficial owner of 15% or more of the Company's common stock, other than pursuant to a tender or exchange offer for all outstanding shares of the Company approved by a majority of the independent directors not affiliated with a 15%-or-more stockholder, or the Board of Directors determines that any person or group is an Adverse Person, then each Right not owned by a 15%-or-more stockholder or Adverse Person, as the case may be, or related parties will entitle its holder to purchase, at the Right's then current exercise price, shares of the Company's common stock (or, in certain circumstances as determined by the Board, cash, other property, or other securities) having a value of twice the Right's then current exercise price. In addition, if after any person has become a 15%-or-more stockholder, the Company is involved in a merger or other business combination transaction with another person in which the Company does not survive or in which its common stock is changed or exchanged, or sells 50% or more of its assets or earning power to another person, each Right will entitle its holder to purchase, at the Right's then current exercise price, shares of common stock of such other person having a value of twice the Right's then current exercise price.
         The Company will generally be entitled to redeem the Rights at $0.001 per Right at any time prior to 10 days (subject to extension) following a public announcement that a 15% position has been acquired. The Company will not be entitled, however, to redeem the Rights following a determination by the Board of Directors that any person or group is an Adverse Person. The Rights Plan expires in January 2010.

15.  CONTINGENT LIABILITIES
         Various legal matters arising during the normal course of business are pending against the Company. Management does not expect that the ultimate liability, if any, of these matters will have a material adverse effect on future results of operations or financial condition of the Company.

16.  SEGMENT REPORTING
         The Company manages and reports its operating activities under three operating segments: Precision Machined Products, Rubber and Plastic, and Special Machines. The Precision Machined Products segment consists of automotive components and agricultural equipment parts machined in dedicated manufacturing cells. The Rubber and Plastic segment consists of molded rubber and plastic parts primarily for the automotive industry. The Special Machines segment consists of standard individual machines, as well as custom designed machines, all manufactured on a made-to-order basis. Other is primarily composed of corporate activities. Comparability of the information for the Precision Machined Products segment is affected by the fiscal 1998 acquisitions described in Note 2.

         The accounting policies of the segments are the same as those presented in Note 1. There are no intersegment sales and management does not allocate all corporate expenses to the segments. The Company evaluates the performance of its segments and allocates resources to them based on operating income from continuing operations. Information by operating segment is summarized below:


                                        Precision
                                        Machined           Rubber and            Special
                                        Products             Plastic            Machines               Other             Total
SALES TO UNAFFILIATED CUSTOMERS
  Year ended December 31, 1999         $  183,653          $   49,553         $   25,277                            $    258,483

  Two month period ended
    December 31, 1998                      27,434               7,854              1,607                                  36,895
  Year ended October 31, 1998             138,784              49,238             18,198                                 206,220
  Year ended October 31, 1997              60,471              48,517             21,860                                 130,848
OPERATING INCOME (LOSS)
  Year ended December 31, 1999         $   14,350          $    2,845         $    2,404           $   (4,561)      $     15,038
  Two month period ended
    December 31, 1998                       3,276                  18               (532)                (695)             2,067
  Year ended October 31, 1998              15,042               1,213                549               (3,684)            13,120
  Year ended October 31, 1997               6,157               3,172              2,005               (2,449)             8,885
DEPRECIATION AND AMORTIZATION
  Year ended December 31, 1999         $    9,839          $    1,982         $      354           $      502       $     12,677
  Two month period ended
    December 31, 1998                       1,456                 334                 64                   23              1,877
  Year ended October 31, 1998               6,769               1,962                367                   87              9,185
  Year ended October 31, 1997               2,113               1,677                376                  114              4,280
IDENTIFIABLE ASSETS
  December 31, 1999                    $  144,868          $   30,942         $   17,107           $   20,527       $    213,444
  October 31, 1998                        143,977              34,313             10,492               23,755            212,537
CAPITAL EXPENDITURES
  Year ended December 31, 1999         $   11,110          $    1,823         $       65           $      936       $     13,934
  Two month period ended
    December 31, 1998                       2,104                 180                  6                  139              2,429
  Year ended October 31, 1998               5,306               1,416                 60                1,341              8,123
  Year ended October 31, 1997               1,332               1,057                332                  818              3,539


         A reconciliation of operating income for reportable segments to consolidated operating income is as follows:


                                                                    December 31,   December 31,     October 31,    October 31,
                                                                        1999           1998            1998           1997

Operating income for reportable segments                           $   19,599      $    2,762     $   16,804      $  11,334
Other operating loss, mainly unallocated corporate
  and other expenses                                                   (4,561)           (695)        (3,684)        (2,449)
Amortization expense                                                   (4,626)           (763)        (3,477)          (879)
Impairment charge                                                      (8,521)
Plant consolidation costs and other                                      (350)                          (403)           297
                                                                   ----------      ----------     ----------      ---------

Consolidated operating income                                      $    1,541      $    1,304     $    9,240      $   8,303
                                                                   ==========      ==========     ==========      =========


Sales to manufacturers in the automotive and heavy-duty truck industries, each representing over 10% of consolidated sales in each year, aggregated approximately $154,000, $20,000, $87,000 and $58,000 in the year ended December 31, 1999, the two month period ended December 31, 1998 and the years ended October 31, 1998 and 1997, respectively. Sales to agricultural equipment manufacturers, principally one customer, were $17,000, $2,800, $35,000 and $40,000 in the year ended December 31, 1999, the two month period ended December 31, 1998 and the years ended October 31, 1998 and 1997, respectively.

17.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
         The principal market for trading Newcor shares is The American Stock Exchange ("AMEX"). Prior to May 7, 1999, the principal market for trading Newcor shares was The NASDAQ Stock Market. The closing price on December 31, 1999 was $2.4375. In connection with the issuance of the Notes described in Note 2, cash dividends, which have historically been paid on a quarterly basis, were suspended. Quarterly operating results, dividends paid and the quarterly price ranges on the AMEX and NASDAQ during the last two years and for the two month period ended December 31, 1998 are as follows.



                                                                      For the year ended December 31, 1999
                                            -------------------------------------------------------------------------------
                                                                         Quarter
                                            --------------------------------------------------------------
                                               First           Second             Third           Fourth             Total
Sales                                       $  64,700         $  64,916         $ 61,230         $  67,637        $ 258,483
Gross margin                                   12,554            11,660            6,714             8,846           39,774
Net income (loss)                                 505               623           (3,116)           (9,592)         (11,580)
Net income (loss) per share                 $    0.10         $    0.13         $  (0.63)        $   (1.96)       $   (2.36)
Share prices:
  High                                      $    5.75         $    5.25         $   4.88         $    3.75
  Low                                            3.50              3.00             1.56              1.31




                                                      For the year ended October 31, 1998
                               -------------------------------------------------------------------------------
                                                           Quarter                                                     Two month
                               --------------------------------------------------------------                         period ended
                                  First           Second             Third           Fourth             Total      December 31, 1998
                                                                                                                   -----------------
Sales                          $  30,134         $  55,369        $  57,963         $  62,754        $ 206,220        $   36,895
Gross margin                       3,711            10,312            9,945             9,997           33,965             6,210
Net income (loss)                 (1,032)              753             (233)             (647)          (1,159)             (661)
Net income (loss) per share    $   (0.21)        $    0.15        $   (0.05)        $   (0.13)       $   (0.23)       $    (0.13)
Share prices:
  High                         $    9.88         $    9.75        $    9.75         $    8.13                         $     6.13
  Low                               8.00              8.00             7.25              2.63                               3.25
Dividends                           0.05


Gross margin for the fourth quarter of fiscal 1998 was negatively impacted by approximately $1,300 (pre-tax) resulting from certain unfavorable year-end adjustments to previously estimated inventory reserves. The aggregate effect of these adjustments on the fourth quarter amounted to $0.17 per share after-tax.

                           FIVE YEAR FINANCIAL SUMMARY

         The following financial summary for the periods indicated has been derived from the consolidated financial statements of Newcor, Inc. Information for 1996 and 1995, excluding balance sheet information, has been restated for the discontinued operations of Wilson Automation.


                                                           Two month
 (In thousands, except                      Year ended    period ended
 per share amounts)                        December 31,   December 31,                      Years ended October 31,
                                                                          --------------------------------------------------------
                                               1999           1998            1998           1997           1996            1995
OPERATING RESULTS
Precision Machined Products:
   Sales                                   $  183,653      $   27,434     $  138,784     $   60,471      $   48,439     $   42,382
   Operating income                            14,350           3,276         15,042          6,157           4,525          4,865
Rubber and Plastic:
   Sales                                       49,553           7,854         49,238         48,517          32,447         17,165
   Operating income (loss)                      2,845              18          1,213          3,172           2,647          1,532
Special Machines:
   Sales                                       25,277           1,607         18,198         21,860          30,858         30,626
   Operating income (loss)
   from continuing operations                   2,404            (532)           549          2,005           3,972          3,396
Consolidated:
   Sales                                      258,483          36,895        206,220        130,848         111,744         90,173
   Gross margin                                39,774           6,210         33,965         23,765          22,657         16,618
   Interest expense                            14,006           2,342         10,821          2,070           1,787          1,504
   Income (loss) from
    continuing operations                     (11,580)           (661)        (1,159)         3,890           3,558          2,391
   Per share income (loss)
    from continuing operations
     - basic and diluted (1)                    (2.36)          (0.13)         (0.23)          0.79            0.72           0.49
   Net income (loss)                          (11,580)           (661)        (1,159)         3,890          (1,145)           881
   Net income (loss) per share
     - basic and diluted (1)                    (2.36)          (0.13)         (0.23)          0.79           (0.24)          0.18
   Dividends per share (1)                                                      0.05           0.19            0.19           0.19
FINANCIAL POSITION
Working capital                            $   15,903      $   26,288     $   26,834     $   17,803      $   14,951     $   26,575
Current ratio                                    1.33            1.88           1.81           1.83            1.87           2.63
Net property, plant and equipment              58,777          53,866         53,837         28,119          23,131         24,518
Total assets                                  204,531         205,649        210,329         90,748          77,499         77,553
Total debt                                    135,933         140,533        141,467         33,100          25,400         26,200
Shareholders' equity                           13,056          24,660         25,321         27,280          24,441         25,909
Debt as percent of total capitalization          91.2%           85.0%          84.8%          54.8%           51.0%          50.3%
OTHER FINANCIAL DATA
Shareholders' equity per share (1)         $     2.67      $     5.02     $     5.14     $     5.53      $     4.96     $     5.27
Depreciation and amortization
  from continuing operations                   12,677           1,877          9,185          4,280           3,622          2,850
Earnings before interest, taxes,
  depreciation and amortization
  from continuing operations                   14,218           3,181         18,425         12,583          10,403          8,204
Capital expenditures from
  continuing operations                        13,934           2,429          8,123          3,539           2,946          4,580
Weighted average shares outstanding (1)         4,897           4,916          4,927          4,932           4,923          4,913


(1) Share and per share data have been restated to reflect a 5% stock dividend declared on June 11, 1997.